STATE OF ISRAEL
This description of the State of Israel is dated as of June 30, 2021 and appears as Exhibit D to the State of Israel’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2020.

The delivery of this document at any time does not imply that the information is correct as of any time subsequent to its date. This document (other than as part of a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of or guaranteed by Israel.

LIST OF TABLES

Table No. 43 State Guarantees	D-100
SUPPLEMENTARY INFORMATION

Currency Protocol
Except as otherwise expressed herein, all amounts in this annual report (the “Annual Report”) are expressed in New Israeli Shekels (“NIS” or “shekel”) or in U.S. dollars (“$,” “dollars,” or “USD”). Any amount stated in dollars in this Annual Report as of a stated date or for a stated period that was converted from NIS into dollars, was either converted at the representative foreign exchange rate for dollars on such date, or at the average of the representative foreign exchange rates for dollars for each day during such period, as published by the Bank of Israel. The Bank of Israel representative rates are indicative exchange rates of foreign currencies versus the shekel and are based on the average buying and selling prices published by banks around the time that the representative rate is set. The representative NIS/USD exchange rates as of the following dates and for the following periods were:
Table No. 1
NIS/U.S. Dollar Exchange Rates
	2016	2017	2018	2019	2020
December 31st	3.845	3.467	3.748	3.456	3.215
Yearly Average	3.841	3.600	3.595	3.565	3.442
Source: Bank of Israel.
On December 31, 2020, the Bank of Israel representative foreign exchange rate for USD was NIS 3.215 per USD 1.00. The average exchange rate for 2020 was NIS 3.442 per USD 1.00.
Totals in certain tables in this Annual Report may differ from the sum of the individual items in such tables due to rounding. Unless otherwise specified, amounts in NIS or USD are given in current prices without adjustment for inflation.
Fiscal Year
The fiscal year of the Government of Israel (the “Government”) ends on December 31. The twelve-month period which ended on December 31, 2020 is referred to in this Annual Report as “2020” and other years are referred to in a similar manner.

FORWARD-LOOKING STATEMENTS
Forward-looking statements are statements that are not historical facts, including statements about the Government’s beliefs and expectations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “continue,” “could,” “should,” “would” or similar terminology. These statements are based on Israel’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Israel undertakes no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks. Israel cautions you that many factors could affect the future performance of the Israeli economy. These factors include, but are not limited to:
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External factors, such as:

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the effects of the outbreak of coronavirus (COVID-19);

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interest rates in financial markets outside Israel;

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the impact of changes in the credit rating of Israel;

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the security situation;

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the economic growth and stability of Israel’s major trading partners, including the United States and the European Union (the “EU”);

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the global high-tech market; and

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regional economic and political conditions.

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Internal factors, such as:

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general economic and business conditions in Israel;

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present and future exchange rates of the Israeli currency;

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foreign currency reserves;

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the level of domestic debt;

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domestic inflation;

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the level of budget deficit;

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the level of foreign direct and portfolio investment; and

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the level of Israeli domestic interest rates.

COVID-19
Since the start of the COVID-19 pandemic in December 2019, Israel has implemented measures to reduce its spread and mitigate its negative economic impacts. Actions taken include business closures, travel restrictions, mandatory face masks and social distancing guidelines. As of the week ending June 26, 2021, Israel recorded 840,830 total COVID-19 cases and 6,429 COVID-19-related deaths.
In February 2020, Israel imposed a mandatory quarantine for returning travelers from areas particularly affected by COVID-19 such as China, Italy and certain other countries in East Asia and Europe. In March 2020, a mandatory quarantine period was put into effect for all returning travelers from abroad. Throughout March 2020, restrictions were placed on residents and work activities. Access to public spaces was reduced, private sector activity was restricted, and the public sector shifted to an emergency format, which limited the workforce to critical functions and essential employees. Additional measures were implemented, such as the requirement for individuals to remain within 100 meters of their homes unless required for essential services. The measures, taken to protect the health of Israelis also had an adverse effect on the economy, particularly on the business sector and unemployment. On April 19, 2020, the first lockdown ended; gradually over the following months the state began lifting some of its restrictions. From September 18 to October 18, 2020, as a result of a spike in COVID-19 cases, Israel entered its second nationwide lockdown. A third nationwide lockdown commenced on December 27, 2020, and was in place until February 7, 2021. Following the end of the third lockdown, the state began to re-open and to lift the remaining restrictions such as restrictions on businesses and social gatherings. As of the week ending June 26, 2021, the economy remains active and open; some COVID-19 restrictions remain in place including restrictions on travel into Israel, mandatory PCR testing for all travelers arriving to Israel, and mandatory quarantine for non-vaccinated travelers. Following an increase of new COVID-19 cases, the indoor facemask requirement was reintroduced after being removed earlier in the month.
The Government began a mass vaccination program on December 19, 2020 with at-risk populations. The program expanded to all citizens aged 16 and older on February 4, 2021. On June 2, 2021, the vaccination program was extended to all citizens aged 12 and older. As of the week ending June 26, 2021, over 55% of the Israeli population was fully vaccinated.
COVID-19 Stimulus Packages
The Government has deployed various initiatives in response to COVID-19. On March 23, 2020, the Bank of Israel announced a NIS 50 billion government bond purchasing program and on April 6, 2020, lowered its base rate to 0.1% from 0.25%. On April 8, 2020, the Government approved a NIS 80 billion stimulus package, which included NIS 11 billion earmarked for health-related expenses. On June 2, 2020, the Government increased the stimulus package by NIS 20 billion. On July 29, 2020, the Government approved a second stimulus package of approximately NIS 36 billion for FY 2020 and NIS 73 billion for FY 2021. As of May 2021, the total approved fiscal stimulus plan after adjustments was NIS 202.3 billion for FY 2020-2021 (approximately 15% of GDP), of which NIS 151 billion has already been expended. The 2020-2021 stimulus plan includes the following measures, among others:
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Health & Civil provisions: NIS 30.9 billion,

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Social Safety Net to Israelis economically affected by COVID-19: NIS 71.8 billion,

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Business continuity: NIS 90.1 billion, and

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Economic growth & development: NIS 9.7 billion.

Impact of COVID-19 on the Healthcare System
From the beginning of the COVID-19 pandemic, a special budget of over NIS 23 billion, in addition to the regular budget, was provided to the Israeli health system by the Government. The budget was targeted for the procurement of: personal protective equipment (PPE) for health care workers, pharmaceutical drugs, testing equipment, respiratory machines, in addition to support for the hospital infrastructure, the geriatric healthcare system and hotel accommodation to enable travelers to self-isolate.
Impact of COVID-19 on the Justice System
In March 2020, the Minister of Justice applied, in coordination with the Courts Administration and the President of the Supreme Court, regulations that allowed only certain types of hearings to take place, while all other hearings had to be postponed. These regulations also give court’s administrator the authority to determine if any additional matters, beyond the matters already set forth in the regulations, are to be adjudicated in the courts. The special emergency period was extended several times, and it expired on May 18, 2020.
Before, during, and after the emergency period, the judiciary acted in accordance with the Ministry of Health’s guidelines and regulations, and in accordance with the courts administrator regulations. The activity in the courts and tribunals varied in accordance with the government and Ministry of Health guidelines.
Pursuant to the government decision to end COVID-19 related restrictions, as of June 17, 2021 all courts hearings and labor courts hearings are held without COVID-19 restrictions.
Effect of COVID-19 on GDP and Trade
According to estimates by CBS, in the first quarter of 2021, Israel’s GDP contracted by 6.2%. The effects of COVID on the economy and subsequent government-required lockdowns are reflected in the varied GDP quarterly growth figures: contraction of 7.1% in Q1 2020, contraction of 30.7% in Q2 2020, growth of 42.4% in Q3 2020, and growth of 6.3% in Q4 2020 (all figures at annual rates, seasonally adjusted). In total, Israel’s economy contracted by 2.6% in 2020.
Israel concluded 2020 with a current account surplus totaling 5.1% of GDP, its 18th consecutive year of surplus. As of the first quarter of 2021, net exports surplus amounted to $4.7 billion (non-seasonally adjusted basis). In 2020, Public consumption grew by 2.7% while fixed capital investments contracted by 4.8%. Private consumption declined by 9.5% as a result of COVID-19 restrictions on retail and services sectors. Business service exports grew by 10.8% and goods’ exports grew 4.4%, boosted by the high-tech sector.
In 2020, exports grew 0.1% and imports fell 8%. Exports of goods and services rose to NIS 425 billion from NIS 424.6 billion in 2019. Israeli imports, however, fell in 2020, totaling NIS 388.1 billion from NIS 421.8 billion in 2019 (all trade figures at constant 2015 prices).
In 2020, 30.9% of Israel’s goods exports (excluding aircraft, ships and diamonds, and using seasonally adjusted data) went to the EU (a decrease from 33.7% in 2019), 23.1% went to the United States (an increase from 22.7% in 2019), 22.1% went to Asia (an increase from 21.2% in 2019), and 23.8% went to other markets (an increase from 22.4% in 2019).
In 2020, 39.7% of Israel’s goods imports (excluding aircraft, ships and diamonds) came from the EU (an increase from 37.7% in 2019), 25.1% came from Asia (an increase from 22.3% in 2019), 11.4% came from the United States (a decrease from 13.5% in 2019), and 23.8% came from other countries (a decrease from 26.5% in 2019).
Impact of COVID-19 on the Economy and Banking System
Israeli banks showed resilience to COVID-19 crisis given the strong economic growth prior to the pandemic and the relatively low vulnerabilities of banks. The fast and effective monetary, fiscal and regulatory support measures implemented by the Government and the Banking Supervision Department (the “BSD”), restored confidence and sustained credit flow and economic recovery.
The BSD addressed the regulatory and supervisory concerns and established three main objectives for providing support to Israel’s banking system:
1.
Preserving the public’s deposits in banks and safeguarding the stability of the banks.

2.
Providing assistance to businesses and households that are in financial distress due to the crisis.

3.
Continuing to offer essential banking services to the public.

The BSD developed policies to meet the objectives above and provide economic support to Israel’s population in order to mitigate the economic impact of COVID-19.
To identify banks’ vulnerabilities, safeguard banks’ stability, and enhance risk-based supervision during the crisis, BSD took the following measures:
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Required banks to run three different stress tests with two types of scenarios, one that forecasts a recovery in mid-2020 and one that forecasts a recovery in 2021. The BSD analyzed results relating to the banks’ profitability, risks, liquidity and capital and found that the banks’ capital positions are sufficient to absorb the losses incurred during the COVID-19 outbreak.

2.
Performed two supervisory stress tests across the banking system. The first test in mid-2020 and was intended to identify vulnerabilities in advance and assess the ability of the banking system to provide credit and support the needs of the economy during a prolonged crisis. The results supported the specification of the policy measures taken by the BSD. The second test in late-2020 incorporated impacts of changing economic and market conditions on banks and the economy and included updated portfolio management practices, e.g., dynamic balance sheet and variation in credit growth amongst credit lines. The results indicated that all banks’ capital positions are sufficient to absorb losses incurred during the crisis and that the banks have high liquidity buffers and strong competency to support market and credit needs.

3.
Analyzed the developments in the Israeli banks on a routine basis and, as a result of such analysis, urged banks to increase expense to credit losses and to improve cybersecurity systems.

4.
Increased the supervision of liquidity reports and confirmed that all banks have adequate liquidity to weather the crisis.

5.
Required banks to extend disclosure in their public financial reports to include modified debts that have not been classified as restructured debts.

6.
Published two supervisory letters to banks expecting that the financial reports should adequately reflect the impact of the COVID-19 pandemic on their activity, risk profile and financial condition and the measures taken by them to address these changes.

To provide assistance to businesses and households that were significantly impacted by the COVID-19 crisis, BSD took the following measures:
1.
Encouraged banks to increase the supply of credit and defer loan payments from businesses and households. The BSD implemented certain measures to enable banks to do this while still maintaining underwriting standards and prudent credit risk management, such as:

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Urged banks to alleviate a credit crunch by using the large amount of excess capital above regulatory levels to increase the loan stockpile designated for businesses. The BSD allowed the use of additional capital buffers, such as countercyclical buffers, to enable the banks to inject credit to improve the businesses’ liquidity situations.

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Issued a transitional order to reduce the tier 1 capital ratio (“CET1”) by 100 basis points to 9% for the large banks and to 8% for all other banks.

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Issued a transitional directive to reduce the regulatory leverage ratio by 50 basis points to 5.5% for the large banks and to 4.5% for all other banks.

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Advocated deferring the distribution of dividend payments and the buyback of banks’ shares during the COVID-19 outbreak period.

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Allowed the banks to defer credit payments without classifying them as a loan in arrears.

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Increased the capacity of certain home equity loans by reducing the LTV ratio from 70% to 50%; eased the restrictions on mortgages; and allowed for an increase in the payment-to-income ratio to rise to 70% (from 50%) for those who were employed but, due to COVID-19, were temporarily furloughed without pay.

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Increased loans to the construction and real estate sector from 20% to 24% of total loans to compensate for the difficulties that these companies encountered in raising capital in the financial markets.

2.
Increased credit to small businesses. This was accomplished together with the Ministry of Finance, which set up a fund to issue guarantees for 15% of the funds allocated to small businesses.

3.
Implemented a voluntary program of the banking system to defer credit payments of retail and small and medium-sized enterprises for up to six months. The program was extended in September 2020 to allow for up to three more months of deferment in certain cases.

4.
A new deferral program for the most strained retail and small and medium-sized enterprises was formulated to replace the previous programs. (As a result, as of March 2021, about 2.4% of total loans are in a deferment status, compared to more than 16% at the peak point).

5.
Implemented a voluntary program for the credit-card companies to defer credit payments of retail and small and medium-sized enterprises for up to six months.

6.
Preceded the publication of a directive requiring banks to report technological failures and cyber events.

The BSD took the following measures to continue offering essential banking services to the public:

1.
Encouraged banks to devise operational plans to allow for business continuity in times of crisis and to engage a smaller number of branches that will render banking services while abiding by the public health safety directives issued by the Ministry of Health regarding COVID-19, to continue offering remote services digitally and via telephone, and to ensure that the ATM machines were refilled on a frequent basis to boost the trust of the general public in the banking system.

2.
Allowed for the remote signing of mortgage documents for customers to open accounts without having to physically visit a branch.

3.
Improved access to social security payments and cash for the underprivileged and elderly by issuing debit cards without requiring a visit to a physical bank branch. The Home Front Command worked with banks to dispatch ATMs to allow people to access banking services without endangering their health.

4.
Allowed for a reduction in bank branch activity, provided that the share of open branches was no less than 80%.

5.
Introduced several leniencies regarding digital operations, (securities operations, checks’ deposit via app etc.) that enabled the customers to access financial services remotely.

The table below shows the breakdown of accumulated loan forbearance and the amount of such forbearance following the implementation of the measures described above from March 2020 until March 2021, and the share of currently active status deferred loans of total loans in each segment as of March 2021.
	Accumulative number of deferred loans, March 2020 – March 2021	Deferred loans outstanding March 2020 – March 2021 (Accumulative, NIS millions)	Share of currently active status deferred loans of total loans, March 2021 (percent)
Commercial and large businesses	3,526	17,402	2.1%
Small businesses	163,266	34,407	2.8%
Mortgages	239,699	110,381	4.5%
Consumer	300,798	14,031	0.7%
Total borrowers	707,289	176,220	2.4%

SUMMARY INFORMATION AND RECENT DEVELOPMENTS
The following summary highlights information contained elsewhere in this Annual Report and is qualified in its entirety by the more detailed information appearing elsewhere in this Annual Report. This section is not complete and may not contain all the information that you should consider. You should read the entire Annual Report and any supplement carefully.
Economic Developments
In recent years, the Israeli economy has performed well in terms of macroeconomic and fiscal outcomes. Growth has averaged 3.3% from 2015 to 2019 slightly higher than potential growth of the Israeli economy and higher than in many OECD countries. Developments in the global economy are likely to influence the Israeli economy, particularly exports and the high-tech sector.
Israel’s economic growth was expected to continue in 2020 due to the strong labor market, the growing high-tech sector and the expected development of new gas fields. However, the outbreak of COVID- 19, the restrictions implemented to contain it and its global economic effects have had a negative impact on Israel’s economy. All of this led to the contraction of Israel’s growth rate by 7.1% (annual rate, seasonally adjusted) in the first quarter of 2020, followed by a contraction of 30.7% in the second quarter of 2020. The GDP in the third quarter of 2020 grew at a rate of 42.4% as a result of the lifting of most COVID-19 restrictions followed by growth of 6.3% in the fourth quarter of 2020. In total, the Israeli economy contracted by 2.6% in 2020. In the first quarter of 2021 GDP contracted by 6.2% (annual rate, seasonally adjusted).
During 2020, there was no change in Israel’s foreign currency credit rating from Fitch Ratings (“Fitch”), Moody’s Investor Services (“Moody’s”), or Standard & Poor’s Global Ratings (“S&P”). In April 2020, Moody’s updated Israel’s outlook from positive to stable.
Balance of Payments and Foreign Trade
Israel had a current account surplus of 5.1% of GDP in 2020, the 18th consecutive year in which a positive surplus in the current account was recorded. The surplus most recently peaked in 2015 at 5.2% of GDP, and since then the surplus has amounted to 3.7% in 2016, 2.9% in 2017, 2.7% in 2018 and 3.4% in 2019. In the first quarter of 2021 the surplus amounted to 5.4% of GDP (on a non-seasonally adjusted basis). Israel’s net exports decreased from a surplus of $9.1 billion in 2015 to a surplus of $5.0 billion in 2016, $4.2 billion in 2017, $2.4 billion in 2018 and then increased to $7.4 billion in 2019, in 2020 the surplus increased significantly to $17.5 billion. In the first quarter of 2021 net exports surplus amounted to $4.7 billion (on a non-seasonally adjusted basis).
In 2020, 30.9% of Israel’s goods exports (excluding aircraft, ships and diamonds, and using seasonally adjusted data) were to the EU (a decrease from 33.7% in 2019), 23.1% were to the United States (an increase from 22.7% in 2019), 22.1% were to Asia (an increase from 21.2% in 2019), and 23.8% were to other markets (an increase from 22.4% in 2019). In 2020, 39.7% of Israel’s goods imports (excluding aircraft, ships and diamonds) came from the EU (an increase from 37.7% in 2019), 25.1% came from Asia (an increase from 22.3% in 2019), 11.4% came from the United States (a decrease from 13.5% in 2019), and 23.8% came from other countries (a decrease from 26.5% in 2019).
Over the past five years (measured from June 22, 2016 to June 22, 2021), the NIS/USD exchange rate has averaged 3.5515, fluctuating between a high of 3.900 (recorded on June 27, 2016) and a low of 3.116 (recorded on January 14, 2021). The exchange rate as of June 22, 2021 was 3.261.
Foreign currency reserves at the Bank of Israel at the end of 2020 stood at $173.3 billion, equivalent to 43.3% of GDP as the Bank of Israel purchased $21.2 billion in 2020. As of May 2021, reserves stood at $198.3 billion, equivalent to 48.3% of GDP. The reserve level has been approximately 30% of GDP since late 2009. Following a concentrated effort by the Bank of Israel to raise the reserve level in 2008 and 2009, which led to daily purchases of foreign currency, the Bank’s policy since 2009 has been to intervene in the foreign currency market on a discretionary basis in events of unusual movements in the exchange rate that are inconsistent with underlying economic conditions or when conditions in the foreign exchange market are disorderly. In addition, since 2013, the Bank has been purchasing foreign currency to counteract the adverse effect on the exchange rate caused by natural gas production in Israel. The Bank intends to reassess its policy concerning these purchases related to counteracting the effects of natural gas production after Israel’s sovereign wealth fund becomes operational, which is expected in early 2021. In recent years, the Bank of Israel purchased approximately $3.9 billion of foreign currency in 2019, $3.3 billion in 2018, $6.6 billion in 2017, $6.0 billion in 2016 and $8.8 billion in 2015. Of this, the amount purchased related to the natural gas program was $1.5 billion in 2018, $1.5 billion in 2017, $1.8 billion in 2016, and $3.1 billion in 2015. In November 2018, the Bank of Israel announced that it would cease to purchase foreign currency with respect to the natural gas program.
Israel is a party to free trade agreements with its major trading partners and is one of the few nations that has signed free trade agreements with both the United States and the EU.
Fiscal Policy
The Knesset approved the budget and economic plan for the 2019 fiscal year on March 15, 2018. The deficit target was set at 2.9% of GDP. The deficit for 2019 stood at 3.7%, exceeding 3% for the first time since 2013. The budget and economic plan for the 2020 fiscal year was not approved as there was no coalition government from December 2018 to May 2020. Though a coalition government was formed, it was dissolved after failing to pass the 2020 Budget by the deadline of December 23, 2020. As a result on March 23, 2021 Israel held elections for the fourth time in two years.
Budget proposals in Israel are constrained by two parameters. The first is a “deficit ceiling” that sets the maximal deficit-to-GDP ratio, which has been modified several times, most recently to set the deficit target for the 2020 budget at 2.5%. The second is an “expenditure ceiling” that sets a ceiling for year-to-year growth in government expenditure. Under the current formula prescribed by law, the expenditure ceiling is based on the average population growth rate over the three years prior to the submission of the budget, plus the ratio of the medium-term debt target (50%) to the current debt-to-GDP ratio.
In 2019, the Government continued its debt-reduction policy, reducing government debt as a percent of GDP by 0.8% compared to 2018, to a level of 58.5% for 2019. Public debt (including local authorities’ debt) as a percent of GDP also declined to 60% at the end of 2019, a decline of 0.9% compared to 2018. As a result of COVID-19, the deficit for 2020 rose to 11.6%, significantly above the deficit target. Likewise, the public debt- to-GDP ratio for 2020 amounted to 72.4%, a significant increase from 60% in 2019.
Inflation and Monetary Policy
The average annual inflation rate over the last decade (2010 to 2020) was approximately 0.9%, slightly below the Government’s target range of 1% – 3%. The changes in the CPI reflect a rise in the prices of commodities, housing and agricultural products. Measured at year-end, the CPI growth rate was negative in 2016 amounting to −0.2%, returning to positive values in 2017 at 0.4%, growing by 0.8% in 2018 and 0.6% in 2019. In 2020 the CPI fell by 0.7%. Between December 2020 and May 2021, the CPI increased by 1.5%.
Between 2004 and 2008, the key interest rate set by the Bank of Israel mostly fluctuated between 3.5% and 5.5%. Due to the slowdown in the Israeli and global economies, toward the end of 2008, the Bank of Israel began to reduce the key interest rate until it reached 0.5% in mid-2009. As Israel’s economy recovered, the Bank of Israel began to gradually increase the key interest rate until it peaked at 3.25% in June 2011. However, in October 2011, the Bank of Israel once again began to consistently reduce the key interest rate, until it reached 0.1% in March 2015. The rate remained until December 2018 when the Bank of Israel increased it to 0.25%. In April 2020, the Bank of Israel lowered the rate to 0.1% due to COVID-19 and its impact on the economy and has not changed it since. The real interest rate averaged −0.5%, −0.1%, −0.2%, −0.9% and −0.8% in 2015, 2016, 2017, 2018 and 2019, respectively. As of the end of May 2021, the real interest rate, less inflation expectations, was −1.8%.
Labor Market
Prior to the outbreak of COVID-19, the labor force participation rate, which is the labor force as a percentage of the population over the age of 15, averaged 63.0%, slightly lower than the annual average of 63.5% in 2019. Unemployment averaged 3.5%, slightly lower than the annual average of 3.8% in 2019.

Since the outbreak of COVID-19, unemployment increased significantly as a result of lockdowns and other restrictions to reduce the spread of COVID-19. Total unemployment in 2020 was 4.3% with an additional 9.5% absent from work due to reasons related to COVID-19, such as unpaid leave and an additional 1.4% that left the labor force due to reasons related to COVID-19, such as dismissal or workplace closure from March 2020.
Capital Markets
The Bank of Israel, together with other governmental authorities and regulators, monitors Israeli banks and financial institutions on an ongoing basis, supervising the banking system’s conditions and operations as a whole. In addition, the Bank of Israel cooperates with the Ministry of Finance and the Israel Securities Authority to achieve comprehensive regulation and supervision of Israel’s financial markets, to ensure coordination among the various entities in the financial sector, and to set policies and measures that will be implemented and enforced with respect to such entities.
According to the Bank of Israel’s estimates, the value of the public’s total financial assets, which excludes assets of the Government, the Bank of Israel, nonresidents’ investments, commercial banks and mortgage banks, reached NIS 4,404.3 billion at the end of 2020, representing growth of 7.8%, 11.2% and 1.4% in 2020, 2019 and 2018, respectively.
The Tel Aviv Stock Exchange (the “TASE”) is Israel’s sole stock exchange and the Tel Aviv 125 (“TA‑125”) and Tel Aviv 35 (“TA-35”) are its main indices and primary indicators of the stock price performance of Israel’s public companies. The TA-125 and TA-35 measure the 125 and 35 companies, respectively, with the highest market capitalization listed on the TASE. In 2020, TA-35 and TA-125 decreased by 10.9% and 3.0%, respectively, as compared to increases in the S&P 500 16.3% and the NASDAQ 43.6% over the same period.
Global Issuances
In recent years, Israel has been active in the global sovereign debt markets. In March 2016, the Government issued $1.5 billion in the global markets, consisting of an aggregate of $1 billion principal amount of 2.875% bonds due March 2026 and $500 million principal amount of 4.5% bonds due January 2043; the 2043 bonds were a further issuance of the 4.5% bonds due 2043, which were issued on January 31, 2013. In October 2016, Israel issued $200 million in the global markets, consisting of 4.5% bonds due 2043; the bonds were a further issuance of the 4.5% bonds due 2043, which were issued on January 31, 2013 and reissued in March 2016. In January 2017, Israel completed a dual-tranche issuance in the Euro market, issuing an aggregate €1.5 billion principal amount of 1.5% bonds due 2027 and an aggregate €750 million principal amount of 2.375% bond due 2037. In January 2018, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $1 billion principal amount of 3.25% bonds due 2028 and an aggregate $1 billion principal amount of 4.125% bonds due 2048. In January 2019, Israel completed a dual-tranche issuance in the Euro market, issuing an aggregate €1.25 billion principal amount of 1.5% bonds due 2029 and an aggregate €1.25 billion principal amount of 2.5% bond due 2049.
In January 2020, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $1 billion principal amount of 2.5% bonds due 2030 and an aggregate $2 billion principal amount of 3.375% bonds due 2050. In March 2020, Israel completed a triple-tranche issuance in the global markets, issuing an aggregate $2 billion principal amount of 2.75% bonds due 2030, an aggregate $2 billion principal amount of 3.875% bonds due 2050, and an aggregate $1 billion principal amount of 4.5% bonds due 2120. In April 2020, Israel completed an aggregate $5 billion principal amount of 3.8% bonds due 2060. This issuance was dual-listed on the London Stock Exchange and, for the first time, on the Taiwanese Stock Exchange.
Political Situation
Overview of Israel’s Political Structure.    The State of Israel was established in 1948. Israel is a parliamentary democracy. It functions on a set of basic laws, granted with a special status that enables judicial review by the Israeli Supreme Court. Israel’s constitutional jurisprudence is grounded in judicial decisions, and in the State’s Declaration of Independence.

Israel’s governmental powers are divided amongst its legislative, executive and judiciary branches. The Supreme Court is the highest court of Israel, and also sits as a High Court of Justice. Any citizen of Israel has the ability to appeal a case to the Supreme Court. Approximately 10,000 proceedings are initiated in the Supreme Court annually. The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members from several political factions elected by Israel’s citizens under a system of proportional representation (see “State of Israel — Form of Government and Political Parties,” below).
The government is the executive power of the State of Israel. It is approved by the Knesset, after presenting a coalition supported by a majority of the Knesset members, even if not all of its supporters are actual members in it. It is usually a coalition of parties. The Prime Minister is the head of government and chief executive of state. The President is considered the ‘Head of State’, with the important role of helping lead the process of forming a government. The functions of the President are defined in the Basic Law: President of the State. The President assigns the task of forming a new Government to a member of Knesset. In addition, the President assumes public functions and activities. Among the President’s formal functions are signing laws, opening the first session of a new Knesset, receiving the credentials of new Ambassadors of foreign states, approving the appointment of civil and religious judges, the State Comptroller and the Governor of the Bank of Israel, pardoning prisoners or commuting their sentences.
Israel and Gaza.    In 2005, Israel withdrew completely from the Gaza Strip (“Gaza”), dismantling all Israeli communities in Gaza and all of its military bases there, as well as four Israeli settlements in the northern West Bank (see “State of Israel — International Relations,” below). Despite this, there has been ongoing tension on the border between Israel and Gaza.
In June 2007, Hamas, a terror organization, assumed control over Gaza. In December 2008, in response to Hamas firing an increasing number of rockets from Gaza into Israel, Israel commenced Operation Cast Lead in Gaza with the goal of suppressing the rocket fire. The operation concluded in January 2009, contributing to a relatively calm atmosphere from 2009 until 2011. Operation Cast Lead did not materially affect the Israeli economy.
From 2011 into 2012, Hamas resumed conducting terrorist activities and substantially increased its rocket attacks from Gaza, using rockets with the capability of reaching Tel Aviv and Jerusalem. In response, in November 2012, Israel launched Operation Pillar of Defense, which lasted eight days, a military campaign against terrorist targets in Gaza. In response to Hamas firing rockets from Gaza into Israel, as well as the terrorist kidnapping and murder of three Israeli teenagers in the summer of 2014, Israel took defensive military action. Israel commenced Operation Protective Edge with the goal of ending the rocket fire, some of which reached Israeli cities and towns almost 100 kilometers away from Gaza. The operation ended in August 2014.
Beginning in October 2015, there was an increase in acts of violence against Israelis, mostly by individual Palestinians using knives or cars as weapons. This wave of violence was welcomed and encouraged by Hamas and, at first, also by the Palestinian Authority. The Palestinian Authority has, however, continued its security cooperation with Israel and has, in general, become more cautious in expressing encouragement for violence.
In May 2018, Hamas organized violent protests along the fence separating Gaza and Israel. Many protesters were armed with knives and guns and threw Molotov cocktails and burning tires in an attempt to breach the fence. Some protesters caused fires on the Israeli side of the fence through use of incendiary balloons/kites. Hamas referred to these protests as part of a “March of Return” to claim Israeli territory. Some protesters linked the events to the relocation of the U.S. embassy, and others associated the protests with economic hardship in Gaza. The protests continue on a regular basis. Israeli security forces prevented any breaching of the fence and border. A few dozen violent protesters lost their lives in the process, many of whom were identified as Hamas militants. The Israel Defense Forces have launched an investigation into Israel’s military response to the protests.
A wave of terror attacks, including drive-by shootings and ramming attacks, took place in the West Bank during November and December 2018. The attacks resulted in a few Israeli casualties and Israeli Defense Forces conducted special operations to apprehend the terrorists.
In the beginning of May 2019, there was a wave of rocket attacks from Gaza and over 700 rockets were launched into Israeli territory. Four Israeli citizens, and two Palestinians were killed by Hamas rocket fire. Within three days this violence was suppressed and a ceasefire agreement was reached.

On May 10, 2021, Hamas and other terrorist organizations initiated an indiscriminate attack on civilian populations in Israel, firing rockets at Jerusalem, Ashkelon and Israeli communities along the border with Gaza. This attack started an 11-day conflict, Operation Guardian of the Walls. During the operation, Hamas terror organization launched thousands of rockets into Israel, targeting dense civilian populations in cities, towns and villages. The Israeli Iron Dome Aerial Defense System intercepted hundreds of these rockets. In response to the continuous rocket fire from the Gaza Strip into Israeli territory, the IDF struck terror targets belonging to Hamas in the Gaza Strip, including Hamas headquarters, underground tunnels, rocket launchers, military posts and other infrastructure. A ceasefire was reached on May 21, 2021.
Israeli-Palestinian peace negotiations.    In July 2013, Israeli-Palestinian negotiations were initiated again, under the auspices of the U.S. Secretary of State. Progress was made but, before the last phase of implementation of a prisoner release by Israel for which Government approval was imminent, the Palestinian Authority breached its commitments and submitted requests to accede to fifteen international conventions. The Palestinians then announced their intentions to form a unity pact between Fatah and Hamas, which would lead to a so-called national consensus government, but further progress has not been made.
In February 2020 United States President Donald Trump introduced his plan for a comprehensive peace agreement between Israel and the Palestinians, which Israel views as a significant opportunity. Prime Minister Netanyahu declared that the plan will be reviewed, in full coordination with the United States and maintaining all of Israel’s peace agreements and strategic interests.
Abraham Accords.    In August 2020, an agreement for the normalization of relations between Israel and the United Arab Emirates (UAE) was reached and in September 2020 the Abraham Accords Peace Agreement was signed at the White House, officially establishing diplomatic relations. The Peace Agreement with the UAE was shortly followed by an agreement for the normalization of ties with the Kingdom of Bahrain, which was signed in a Joint Communique between Israel and Bahrain in Manama in November 2020. In December 2020, Israel and Morocco established full diplomatic relations. Most recently, in January 2021, Sudan signed the Abraham Accords Declaration during the visit of US Treasury Secretary Steven Mnuchin to Khartoum.
The Abraham Accords have led to the opening of official diplomatic representations of the UAE, Bahrain and Morocco in Israel, and Israeli representations in the UAE, Bahrain and Morocco. There have been many visits of official delegations between the countries, resulting in numerous bilateral agreements. As of the end of May 2021, trade between Israel and the UAE is estimated to be valued more than NIS 2 billion, direct flights have been established and partnerships and cooperation have started in the fields of finance, tourism, culture and economics.
Privatization
Historically, the Government has been involved in nearly all sectors of the Israeli economy. In the past several decades, privatization has been an essential element of broader Government-initiated market reforms, which aim to promote the growth of the private sector, mainly by enhancing competition. Israel has made substantial progress in recent years, resulting in the privatization of many enterprises owned by the State and the reduction of State subsidization of business enterprises. In total, between 1986 and 2020, 98 Government Companies (as defined in “Role of the State in the Economy,” below) became partially or fully private. The proceeds stemming from privatizations between 2005 and 2020 totaled $4.5 billion. The Government plans to continue with the process of privatizing its interests in financial institutions, as well as State-owned land, seaports, the Postal Company, energy and transportation utilities and parts of the defense industry (see “The Economy — Role of the State in the Economy,” below).
Loan Guarantee Program
In 1992, the United States approved up to $10 billion of loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the influx of immigrants over this period. Israel completed its financings under this program in January 1998. In April 2003, the United States approved up to $9 billion in additional loan guarantees for Israel to be issued during U.S. government fiscal years 2003 through 2005, with an option to extend the program by an additional year. In 2005, the United States approved Israel’s request to extend the $9 billion program for two more years; in 2006, this program was extended again through U.S. fiscal year 2011

(with an option to carry forward unused guarantee amounts for an additional year); and in 2012, the program was extended again through 2016. On October 24, 2012, the United States and Israel entered into an agreement establishing a new framework for administering the extended program. This program has been extended numerous times, most recently in 2019 until September 30, 2023 (with an option to carry forward unused guarantee amounts for an additional year). This allows the United States to provide access to up to approximately $3.8 billion in future loan guarantees as part of the $9 billion commitment made in 2003.
The amount of guarantees that may be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines are inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. Under the program, the United States issues guarantees with respect to all payments of principal and interest on certain bonds issued by Israel. The proceeds of the guaranteed loans may be used to refinance existing debt. Under the $9 billion loan guarantee program, between September 2003 and November 2004 Israel issued guaranteed notes totaling $4.1 billion face value. Israel has not issued any notes under the loan guarantee program since November 2004, and up to $3.8 billion of U.S. loan guarantees (subject to the reductions described above) remains available.

Table No. 2
Selected Economic Indicators
(In Billions of NIS Unless Otherwise Noted)
	2016	2017	2018	2019	2020
Main Indicators
GDP (at constant 2015 prices)	1,211.2	1,254.5	1,298.2	1,342.9	1,308.0
Real GDP growth	3.8%	3.6%	3.5%	3.4%	-2.6%
GDP per capita (in NIS, at constant 2015 prices)	141,766	144,040	146,181	148,390	141,926
GDP per capita, percentage change	1.8%	1.6%	1.5%	1.5%	-4.4%
Inflation (change in CPI – annual average)	-0.5%	0.2%	0.8%	0.8%	-0.6%
Industrial production	1.7%	3.7%	3.5%	2.9%	6.3%
Business sector product (at constant 2015 prices)	900.7	934.6	969.3	1,007.7	974.3
Permanent average population (thousands)	8,546	8,713	8,883	9,054	9,217
Unemployment rate	4.8%	4.2%	4.0%	3.8%	4.3%(1)
Foreign direct investment (net inflows, in billions of dollars)	12.0	16.9	21.5	17.4	24.3
Trade Data
Exports (F.O.B) of goods and services (NIS, at constant 2015 prices) . .	370.7	383.6	408.2	424.6	425.0
Imports (F.O.B) of goods and services (NIS, at constant 2015 prices) . .	363.5	380.8	405.2	421.8	388.1
External Debt
External debt liabilities (in millions of dollars, at year-end) .	87,128	90,084	94,307	103,202	130,410
Net external debt (in millions of dollars, at year-end) .	-134,150	-164,162	-156,360	-170,256	-202,455
Government Debt(1)
Total gross government debt (at end-of-year current prices) . . . . . .	740.8	747.1	788.3	823.2	983.9
Total gross government debt as percentage of GDP . .	60.5%	58.9%	59.3%	58.5%	70.9%
Revenues and Expenditures (net)
Revenues and grants	301.7	316.5	317.2	325.4	317.9
Expenditures	424.7	447.9	444.9	492.1	563.1
Expenditures other than capital expenditures	312.6	321.2	336.8	354.8	426.4
Development expenditures (including repayments of debt)	112.2	126.8	108.1	137.3	136.7
Repayments of debt	88.1	100.2	79.0	104.9	97.4

(1)
A broader definition of unemployment used since the outbreak of COVID-19 totaled 15.3% in 2020, and included those absent from work due to reasons related to COVID-19 such as unpaid leave (9.5%) and those who left the labor force due to COVID-19 related reasons such as dismissal or closure of the workplace (1.4%).

STATE OF ISRAEL
Introduction
Israel is a highly developed, industrialized democracy. Real GDP increased at an annual average rate of 3.5% between 1996 and 2020 but contracted by 2.6% in 2020 as a result of the economic impact of COVID-19. Israel has seen marked improvements in many economic and fiscal indicators in recent decades. GDP growth has been steady and consistent, with the exception of a contraction during the global slowdown of the early 2000s and fluctuating growth rates relating to the global financial crisis, the European debt crisis and more recently the COVID-19 pandemic.
Income inequality and poverty levels have decreased as a result of the strong labor market and employment growth. The standard of living in Israel is steadily increasing, as demonstrated by the growth in GDP per capita. However, GDP per capita in Israel based on purchasing power parity still remains relatively low. In order to support continuing increases in the standard of living, groups with low participation rates need to be integrated into labor force, and productivity needs to be improved.
In recent years natural gas production has contributed to the energy sector of the Israeli economy. From 2006 to 2020 Israel experienced a major shift in fuel components used for electricity generation. In 2006, electricity production was comprised of 18% natural gas and 71% coal. In 2020, electricity production was comprised of 67% natural gas, 26% coal and 6% renewable energy.
The high-tech sector in Israel includes the industrial sectors such as the electronics, pharmaceuticals and aircraft sectors as well as software and R&D. Employment in the high-tech industry increased rapidly and the sector’s share of GDP has grown and contributed to the economy’s development in the past few decades. These developments have also benefited total exports, half of which are high-tech goods and services.
From 2013 to 2018, GDP grew at an average annual pace of 3.6%. The increase in growth was mainly due to an increase in private consumption averaging growth of 4.2%, while growth in exports was moderate. In particular, exports of goods showed weakness, mainly between 2015-2017, as services exports continued to rise, leading to an increase in the share of services exports relative to total exports. The increase in private consumption was due, in part, to low interest rates, relatively low levels of household leverage, and improvement in the labor market. From 2013 to 2016, growth in fixed capital formation was volatile and, after stagnation in 2014 and 2015, it rose to 12.7% in 2016, mainly due to a sharp increase in the number of purchases of passenger cars, and averaged growth of 4.1% from 2017 to 2019.
Consistent with anticipated long-term growth potential of above 3%, the GDP growth rate was 3.4% in 2019 reflecting growth in all GDP components. During 2020 with private consumption declining sharply by 9.5% as a result of COVID-19 restrictions on retail and services sectors, exports proved to be resilient given the expansion of the high-tech sector as business services grew by 10.8% and exports goods grew by 4.4%. In total exports grew by 0.1% as tourism declined significantly. Public consumption grew by 2.7% while fixed capital investments and imports contracted by 4.8% and 8%, respectively.
Israel has made substantial progress in opening its economy since 1990, removing major trade barriers as well as tariffs. Israel has entered into free trade agreements with its major trading partners and is one of the few nations to sign free trade agreements with both the United States and the EU. Israel has also signed free trade agreements with the European Free Trade Association (“EFTA”) in addition to Canada, Turkey, Jordan, Egypt and Mexico. In 2010, Israel became a full member of the Organization of Economic Co-operation and Development (“OECD”), following a unanimous vote by OECD members.
From 2013 to 2017, the budget deficit remained below the budget deficit targets. In 2018, the budget deficit target and the actual budget deficit were 2.9% of GDP, while in 2019 the budget deficit rose to 3.7%, above the target of 2.9%. In 2020 the budget deficit amounted to 11.6% as public expenditure expanded as a result of the Government’s stimulus plan to support the economy during the COVID-19 crisis and the decrease in tax revenues.
The unemployment rate has fallen consistently throughout the past decade. In 2012, the unemployment rate was 6.9%, and dropped consistently each subsequent year, down to 4% in 2018 and 3.8% in 2019. The reduction in the unemployment rate in recent years was accompanied by an improvement in the labor participation rate. The participation rate in 2019 was 63.5%, continuing a trend of incremental improvement from 59.4% in 2002. The growing employment rate in recent years has led to an increase in real wages and disposable income. In addition, there is high demand for workers, particularly high-skilled workers. In 2020 following the outbreak of COVID-19, unemployment increased significantly due to the lockdowns imposed to reduce the spread of COVID-19. The unemployment rate was 4.3% in 2020 with an additional 9.5% absent from work due to reasons related to COVID-19 such as unpaid leave, and a further 1.4% that left the labor force due to COVID-19 related reasons such as dismissal or closure of the workplace from March 2020.
One of Israel’s most important resources is its highly educated work force. Based on OECD reports, in 2020, 50% of adults between the ages of 25 and 64 had attained tertiary education, compared to the OECD average of 40%. Between 1990 and 2003, approximately 1.1 million people immigrated to Israel, increasing Israel’s population by approximately 23%. Most of the new immigrants were highly educated and possessed strong academic and professional backgrounds mainly in science, management, medicine and other technical and professional fields. Although this wave of immigration initially placed a strain on the economy by raising the budget and trade deficits and contributing to a relatively high level of unemployment, the immigrants successfully integrated into the economy.
Geography
Israel is located on the western edge of Asia bordering the Mediterranean Sea. It is bordered to the north by Lebanon and Syria, to the east by Jordan, to the west by the Mediterranean Sea and Egypt, and to the south by Egypt and the Gulf of Eilat. Israel has a total land area, excluding Gaza and the West Bank, of approximately 21,500 square kilometers or 8,305 square miles, approximately the size of the U.S. state of New Jersey. Jerusalem is the capital of Israel.
Population
Israel’s population, including Israeli citizens residing in the West Bank, but not including foreign nationals residing in Israel for employment purposes, is estimated at 9.3 million as of the end of 2020. This is an increase of 1.7% from 9.1 million in 2019, following 1.9% growth in 2019 from 9 million people in 2018, 1.9% growth in 2018 from 8.8 million in 2017, 2% growth in 2017 from 8.6 in 2016 and 2.0% growth in 2016 from 8.5 million people in 2015. Between 1990 and 2020, Israel’s population grew by 93%, with a significant part of the increase due to immigration from the former Soviet Union. In 2019, 11.9% of the population was 65 years of age or older, 31.5% was between the ages of 35 and 64, 28.5% was between the ages of 15 and 34, and 28.1% was under the age of 15. 91.5% of the population lives in urban areas with 18.4% of the population living in Israel’s three largest cities: Jerusalem (population 919,400), Tel Aviv (population 460,600) and Haifa (population 285,300).
The Israeli population is comprised of a variety of ethnic and religious groups. In 2019, 74.1% of the total Israeli population was Jewish, 17.9% Muslim, 1.9% Christian and 1.6% Druze. The State’s Declaration of Independence and various decisions of the Supreme Court of Israel guarantee freedom of religion for all Israeli citizens. Hebrew is the official language and Arabic has a special status in Israel, while English is commonly used.
Immigration
Israel has experienced a continuous flow of immigrants, in part due to its Law of Return, which provides that Jews, those of Jewish ancestry, their spouses, as well as converts to Judaism, have the right to immigrate and settle in Israel and gain citizenship. In 2016, 27,029 immigrants arrived in Israel, a decrease of 3.1% compared to 2015. In 2017, 26,357 immigrants arrived in Israel, a decrease of 2.5% compared to 2016. In 2018, 28,099 immigrants arrived in Israel, an increase 6.6% compared to 2017. In 2019, 33,171 immigrants arrived in Israel, an increase of 18.1% compared to 2018. In 2020 19,713 immigrants arrived in Israel a decrease of 40.7% compared to 2019.
For over a decade, Israel, like many other developed countries, has experienced an influx of individuals entering its territory illegally. Since 2007, more than 60,000 migrants have entered illegally by means other than permitted entry into Israel at border entry points. Most of the illegal migrants entered Israel by crossing the Israeli-Egyptian border, not through an official border crossing, prior to the Amendment to the Prevention of Infiltration Law (Offenses and Jurisdiction) 5714-1954 and the completion of a major portion of a border fence in 2012 – 2013. Since 2013, there has been a drastic decrease in the number of migrants entering Israel illegally. Since 2010, thousands of illegal migrants have voluntarily left Israel to safe third countries or to their country of origin.
As of the end of 2020, there were approximately 30,511 illegal migrants in Israel (excluding births) who entered Israel illegally, approximately 27,930 of whom originated from Eritrea and Sudan, according to data from the Population and Immigration Authority. Although Israel has refrained from returning citizens of Eritrea and Sudan to their home countries, this policy is reviewed from time to time.
Israel respects its international obligations and follows strict procedures consistent with the criteria and standards of international law codified by the 1951 Convention Relating to the Status of Refugees. Applicants for asylum by migrants, whether legal or illegal, are interviewed by the Refugee Status Determination Unit to determine whether the migrant fulfills the criteria set by the Convention and those who are denied refugee status may appeal to the court system. From 2017 to 2020, Israel received approximately 42,800 requests for political asylum, some by Eritreans and Sudanese citizens.
COVID-19 has led to a significant reduction in migration. Accordingly, the number of new asylum applications filed decreased by 81% from 2019 to 2020, with 1,909 new asylum applications filed in 2020 as compared to 9,842 asylum applications in 2019. This decrease was primarily attributable to the restrictions imposed on the entry of foreigners into Israel and the reduced number of international flights entering Israel in response to COVID-19.
Form of Government and Political Parties
Israel was established in 1948 as a parliamentary democracy with governmental powers divided among the legislative, executive and judicial branches. Israel has no formal written constitution but rather a number of basic laws which govern the fundamental functions of the state, including the electoral system, the government, the legislature and the judiciary system, and which guarantee the protection of property, life, body and dignity, and the right to privacy and freedom of occupation. These basic laws were granted a special status by the Israeli Supreme Court in comparison to other laws and, in some cases, cannot be amended except by an absolute majority vote of the Knesset. All citizens of Israel, regardless of race, religion, gender or ethnic background, are guaranteed full democratic rights. Freedom of worship, speech, assembly, press and political affiliation are embodied in the State’s laws, judicial decisions and Israel’s Declaration of Independence.
The President of Israel is the Head of State. The President has an apolitical, figurehead role, with the operational executive power lying in the hands of the Prime Minister. Presidents are elected by the Knesset for a seven-year term and cannot be reelected for an additional term. The President has no veto powers and the duties of the office are mainly ceremonial. President Reuven “Rubi” Rivlin took office in July 2014 and his term ends in July 2021. In June 2021, Isaac “Bougie” Herzog was elected by the Knesset as the next President of Israel and he is due to take office in July 2021.
The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by nationwide voting under a system of proportional representation. The Knesset is elected for a four-year term, although most parliaments have not served a full term and early elections are frequent occurrences.
The legal voting age for Israeli citizens is eighteen. Elections are overseen by the Central Elections Committee and are held in accordance with Basic-Law: The Knesset and the Knesset Elections Law of 1969. Early elections can be called by a majority vote of Knesset members on a bill to dissolve the Knesset or by an edict of the Prime Minister approved by the President, and normally occur in situations of political stalemate or when the Government is unable to obtain the Knesset’s support for its policies. Failure to form a government after elections or to obtain Knesset approval of the annual budget by March 31 (three months after the start of the fiscal year) also triggers early elections.
Israel uses the closed list method of party-list proportional representation, whereby citizens vote for their preferred party-list and can only have influence over the position of individual candidates placed on the party list, if the party decides to hold primary elections, and the citizen is a member of such party. The 120 seats in the Knesset are assigned proportionally to each party that received votes, provided that the party meets or exceeds a 3.25% electoral threshold. Parties are permitted to form electoral alliances so as to gain enough collective votes to meet the threshold (the alliance as a whole must meet the threshold, not the individual parties) and thus be allocated a seat. Following the elections, and after consulting with different parties’ representatives, the President selects a member of the new Knesset to form the Government. While the selected Knesset member typically is the leader of the party receiving the most seats, he or she is not required to be so, but is the member of Knesset who has the most chance of forming a government, based on the consultation with the parties. If the selected Knesset member successfully assembles a coalition, and the Knesset votes in favor of the proposed government, then this Knesset member becomes Prime Minister and a government is formed. In the event a party wins 61 or more seats in an election, such party can form a viable government without having to form a coalition. However, no party has ever won 61 seats in an election. Thus, a coalition has always been required to form a government, with those remaining outside the coalition comprising the opposition.
An amendment was passed in 2020 such that when a government is formed, one of the Knesset members can be selected as an alternate prime minister and will replace the prime minister at a pre-determined date. At such time, the sitting Prime Minister will become the alternate Prime Minister.
The previous government served for under a year and was dissolved when it failed to pass a budget for 2020 by December 22, 2020. Israel’s most recent general election was held on March 23, 2021.
Following this election, the President selected Benjamin Netanyahu to form a coalition government. Netanyahu did not succeed in forming a coalition in the newly selected Knesset by the deadline. As a result, the President then selected Yair Lapid to form a coalition government. Member of the Knesset (“MK”) Lapid informed the President that he succeeded in forming a “rotation government” in which MK Naftali Bennett would first serve as the Prime Minister and MK Yair Lapid would then be the alternate Prime Minister. On June 13, 2021 the Knesset voted in favor of the new government and the government began its term. At the time of the formation of the government, the Knesset was informed that Bennett and Lapid would switch positions on August 27, 2023. The political parties that are members of the coalition are Yesh Atid, Blue and White, Yamina, Labor (Haavoda), Israel Beitenu, New Hope, Meretz, Ra’am – United Arab List.
The following table sets forth the number of Knesset seats by political party as of April 6, 2021.
Table No. 3
Distribution of Knesset Seats by Political Party
(As of June 21, 2021)
Number of Seats
Likud	30
Yesh Atid	17
Shas.	9
Blue and White	8
Yamina	7
Labor (Haavoda)	7
United Torah Judaism	7
Israel Beitenu	7
Religious Zionism.	6
Joint list (Hadash-Taal-Balad)	6
New Hope.	6
Meretz	6
Ra’am – United Arab List. .	4
Total	120
The Judicial System
The Israeli judicial system, which functions independently from the executive and legislative branches, is comprised of civil courts and tribunals, as well as religious and military tribunals.

The civil courts, which have jurisdiction over civil, administrative and criminal matters, are administered by the Directorate of Courts, a separate unit operating within the Ministry of Justice. The civil courts consist of Magistrates’ Courts, District Courts, Labor Courts, and the Supreme Court. Religious tribunals, which operate under the auspices of the Ministry of Religious Services, have jurisdiction over certain personal status matters. In addition, there are military tribunals that operate under the auspices of the Ministry of Defense and are authorized to try soldiers for military and civil offenses.
Within the civil court system, the Magistrates’ Courts are courts of first instance. They have jurisdiction over criminal matters generally relating to offenses carrying a potential sentence of less than seven years imprisonment, as well as civil matters for claims of less than NIS 2.5 million or claims involving the use and possession of real estate. The Magistrates’ Courts also sit as specialized courts based upon subject matter: Municipal Courts, Family Courts, Small Claims Courts, Traffic Courts, Rent Courts and Juvenile Courts. There are 32 Magistrates’ Courts.
Labor and social security issues are under the jurisdiction of the Labor Courts, composed of Regional Courts and the National Labor Court, which serve as both an appellate court and a court of first instance in certain matters.
The six District Courts, located in Jerusalem, Tel Aviv, Haifa, Beer Sheba, Nazareth and Central Region (Lod), are courts of first instance in matters that do not fall within the jurisdiction of Magistrates’ Courts. District Courts also have jurisdiction in cases concerning corporations and partnerships, administrative matters (e.g., appeals on tax matters, government tenders, planning and building issues and other petitions against decisions of government bodies and authorities) and intellectual property matters, as well as appeals of Magistrates’ Court decisions. The Jerusalem District Court has exclusive jurisdiction with respect to certain matters, such as election appeals and extradition and antitrust issues. The Haifa District Court also functions as the Maritime Tribunal and has exclusive jurisdiction over maritime matters. In addition, the Tel Aviv District Court and the Haifa District Court operate a “Financial Department,” which has exclusive jurisdiction over certain financial matters such as derivative actions and class actions in connection with securities.
The Supreme Court, which is composed of fifteen justices, sits as an appellate court in review of trial court judgments and District Court appellate decisions. In addition, the Supreme Court sits as the High Court of Justice, a court of first instance in administrative and constitutional cases whose judgments cannot be appealed. The Supreme Court also holds further hearings on its own decisions and has the unique power to order a retrial in criminal matters. Under certain circumstances, the High Court of Justice is also authorized to review the decisions of the National Labor Court and the religious tribunals. Supreme Court rulings are considered binding upon all lower courts in Israel.
Justices in Israel are selected by the Judicial Selection Committee, which is chaired by the Minister of Justice and comprised of three Supreme Court Justices (including the President of the Supreme Court), two Cabinet ministers (including the Minister of Justice), two members of the Knesset and two members of the Israel Bar Association. Justices are appointed by the President of the State, following a recommendation by the Judicial Selection Committee. In accordance with tradition, the President of the Supreme Court is selected based on seniority.
National Institutions
Israel has four so-called “national institutions”: The Jewish Agency for Israel, the World Zionist Organization, Keren Hayesod and the Jewish National Fund. These national institutions, which predate the formation of the State, perform a variety of non-governmental charitable functions. Each national institution is independent of the Government and finances its activities through private and public sources, including donations from abroad. These national institutions were responsible for a net unilateral transfer into Israel of $0.21 billion in 2020, compared to $0.39 billion in 2019.
International Relations
Israel currently maintains diplomatic relations with 166 countries, seeking to develop relations on a full range of issues including trade, cultural ties and building shared values of democracy and mutual respect. During the 1990s, Israel established or reestablished commercial, trade and diplomatic relations with all of the republics of the former Soviet Union and Eastern Europe. Israel has seen significant growth of commercial, trade and diplomatic relations with key Asian countries, especially Japan, South Korea, China and India. Over the past three decades, Israel has encouraged efforts to increase relations with the region’s Arab countries. As first expressed in Israel’s Declaration of Independence in 1948, Israel offers, “peace and unity to all neighboring states and their peoples, and invites them to cooperate with the independent Jewish nation for the common good of all.” Even with new and complex challenges in the Middle East, Israel remains committed to peaceful resolutions and to economic opportunities for regional development (see “Abraham Accords,” below).
Israel and the United States.    Israel maintains a close economic, diplomatic and military relationship with the United States.
Israel receives military assistance from the United States and has received economic assistance from the United States averaging approximately $3 billion per year since 1987, including by way of loan guarantees. Israel and the United States agreed to reduce U.S. foreign assistance to Israel by way of a phase-out of U.S. Economic Support Fund assistance to Israel. The United States increased annually the level of its Foreign Military Financing assistance to Israel. In 2016, the United States and Israel reached an agreement on a package of at least $38 billion in U.S. military aid over the course of 10 years ($3.8 billion per year). This aid is used for foreign military financing and ballistic missile defense cooperation.
Israel and the United States share a commitment to seeking peace and economic development in the Middle East and developing a security framework that makes such progress possible. Cooperation on key defense projects such as the Iron Dome and Arrow missile defense programs has been a great success, highlighting the depth of cooperation between the two countries. In 2017, the President of the United States formally recognized Jerusalem as the capital of the State of Israel and announced plans to relocate the U.S. embassy from Tel Aviv to Jerusalem. In 2018, the U.S. officially inaugurated its new embassy in Jerusalem. In 2019, the President of the United States recognized Israeli sovereignty over the Golan Heights.
For the past several years, the prospect of Iran acquiring nuclear armament capability has been a central geopolitical concern both domestically and internationally. The JCPOA between the P5+1 group and Iran reached in July 2015 conditioned international economic sanctions relief, mainly United States and EU sanctions, on Iranian nuclear capabilities reduction and supervision by the International Atomic Energy Agency. Despite the economic sanctions relief, it should be noted though that the primary United States sanctions and other types of sanctions for non-nuclear activities, such as missiles and terror, were not included in the JCPOA and remained in place. Taking the position that the JCPOA would not prevent Iran from developing nuclear weapons, in May 2018, the United States announced its withdrawal from the JCPOA, reinstated economic sanctions, and imposed additional economic penalties. EU countries remain committed to the JCPOA, but the effect of the United States’ withdrawal from the JCPOA on Iran and the region is not yet clear.
Israel and the Middle East.    Since 2011, there has been political instability and civil unrest in numerous Middle Eastern and North African countries, including Libya, Egypt, Tunisia, Yemen and Syria. This unrest has resulted in the removal of long-standing leadership in several of the aforementioned countries and created turbulent political situations in others. As Israel is situated in this region, it closely monitors these events, aiming to protect its economic, political and security interests. The delicate relations between Israel and its neighbors could become even more fragile with the domestic turmoil and change in regimes. Instability in the Middle East and North Africa region have so far not materially affected Israel’s financial or political situation, and countries that have signed peace agreements with Israel have remained committed to them, regardless of internal political developments.
Nevertheless, there can be no assurance that such instability in the region will not escalate in the future or will not spread to additional countries in the region. Military efforts have significantly decreased the presence of ISIS (Islamist State in Iraq and Syria) in Syria and Iraq, but there is growing concern regarding Shiite militias taking control over the relinquished territory and the creation of a land corridor from Tehran to the Mediterranean under Iranian influence.
Israel monitors the situation in Syria very closely. The direct threat that the Syrian military poses to Israel has diminished. Nevertheless, Israel remains vigilant about security of its border with Syria, possible transfers of strategic weapons (including chemical and biological weapons), and the possible spillover of radical forces along the border with Israel. Israel monitors terror infrastructure in Syria and increased Iranian and radical presence in the area. Israel views the entrenchment of Iranian forces in Syria as a growing threat to the region.

After years of hostility and wars between Egypt and Israel, intensive negotiations were held by the two countries with the close assistance of the United States. Following these negotiations, Anwar Sadat, the President of Egypt, responded positively to the invitation of Prime Minister Menachem Begin, and visited Israel in 1977. On March 26, 1979, Egypt and Israel signed a peace treaty. This was the first peace agreement signed between Israel and one of its neighboring countries and since then, peace with Egypt has been important to Israel’s national security. Following the ousting of Egyptian President Hosni Mubarak in 2011, the relationship between Egypt and Israel has been strained, but the 2014 election of President Al-Sisi was accompanied by reassuring statements regarding common interests. Israel does not perceive a material change in the strategic stance of Egypt, and the peace treaty between the two states remains in force.
Israel and Jordan signed a peace treaty in 1994. After resolving issues relating to borders and water, Israel and Jordan entered into negotiations to promote economic cooperation between the two countries and to coordinate regional economic development initiatives. The peace treaty with Jordan and subsequent progress in Israel’s negotiations with the Palestinians enabled Israel to initiate economic and political relations with other foreign countries bordering the region, as well as in North Africa and the Gulf region.
Relations between Israel and the Arabian Gulf States have been developing based on shared concerns over Iran’s threat to stability in the region and other shared interests. These countries are seeking further cooperation with Israel in fields such as technology, infrastructure, healthcare and agriculture, as there has been a growing recognition of Israel’s capabilities in these areas.
Abraham Accords.    In August 2020, an agreement for the normalization of relations between Israel and the United Arab Emirates (UAE) was reached and in September 2020 the Abraham Accords Peace Agreement was signed at the White House, officially establishing diplomatic relations. The Peace Agreement with the UAE was shortly followed by an agreement for the normalization of ties with the Kingdom of Bahrain, which was signed in a Joint Communique between Israel and Bahrain in Manama in November 2020. In December 2020, Israel and Morocco established full diplomatic relations. Most recently, in January 2021, Sudan signed the Abraham Accords Declaration during the visit of US Treasury Secretary Steven Mnuchin to Khartoum.
The Abraham Accords have led to the opening of official diplomatic representations of the UAE, Bahrain and Morocco in Israel, and Israeli representations in the UAE, Bahrain and Morocco. There have been many visits of official delegations between the countries, resulting in numerous bilateral agreements. As of the end of the first quarter of 2021, trade between Israel and the UAE, Bahrain and Morocco is estimated to be valued more than US$1 billion, direct flights have been established and partnerships and cooperation have started in the fields of finance, tourism, culture and economics.
Israel and Its Borders.    In 2000, Israeli military forces unilaterally withdrew from south Lebanon. This full withdrawal was confirmed by the United Nations. During July and August 2006, Israel became embroiled in a war with Hezbollah, a terror organization supported by Iran and based in Lebanon. The conflict, which was termed the ‘Second Lebanon War’, began when militants from Hezbollah fired rockets at northern Israeli border towns and conducted a deadly ambush on Israeli soldiers — capturing two of them. Israel responded with airstrikes and artillery fire on Hezbollah targets in Lebanon. Hezbollah then launched more rockets into northern Israel and engaged Israel Defense Forces in guerrilla warfare. In accordance with UN Security Council Resolution 1701, a United Nations-brokered ceasefire went into effect on August 14, 2006, calling on the Lebanese government to take full control of Lebanon and prohibiting the presence of paramilitary forces, including Hezbollah, south of the Litani River.
Since that conflict, Israel’s border with Lebanon has remained mostly quiet and peaceful, but Hezbollah’s military buildup with more sophisticated weapons that have greater accuracy and longer ranges is one of Israel’s main concerns. Iran, Hezbollah’s main sponsor, has increased its support to Hezbollah since signing the JCPOA, specifically by supplying weapons and parts, know-how, money and training.
Israel closely monitors security on its northern and southern borders, due to the presence of radical forces. Since 2015, Israel has observed a greater presence of Hezbollah forces in Syria in support of Syrian President Assad. Israel views the entrenchment of Iranian forces in Syria as a growing threat to the region. In February 2018, Iranian Revolutionary Guard forces attempted an attack with a cross-border drone from Syria, which was intercepted by Israeli forces. Due to the threat, Israel has stated that it will not allow the further entrenchment of Iranian forces in Syria.

The Israeli-Palestinian Conflict.    The signing of the Oslo Accords in 1993 between Israel and the Palestine Liberation Organization (“PLO”) and the commitments undertaken for mutual recognition was believed to be a turning point in the relations. This led to the introduction of a number of interim agreements that set the grounds for the establishment of the Palestinian Authority. As part of the 1994 Gaza Strip and Jericho Agreement signed in Cairo and the 1995 Interim Agreement on the West Bank and Gaza signed in Washington, DC, several rounds of negotiations were held between Israel and the PLO in 2000. This included a summit at Camp David in July 2000, aimed at achieving a permanent agreement and an end to the conflict.
In September 2000, relations between Israel and the Palestinian Authority deteriorated due to violence perpetrated by Palestinian terror organizations against Israeli targets and citizens, in violation of the bilateral agreements signed in 1993. Over the past decade, Israel has called to resume unconditional peace talks with the Palestinian Authority, while the Palestinian Authority, under the leadership of Mahmud Abbas (Abu Mazen), has raised preconditions to resume such talks.
In 2004 and 2005, despite unsuccessful dialogue and increased violence, the Government unilaterally implemented the Gaza disengagement plan, fully withdrawing Israeli civilian and military presence from Gaza. The disengagement plan ended Israel’s 38 years of military presence and authority over the Gaza territory. The ascent of the Hamas terrorist organization and its violent takeover of Gaza in June 2007 increased instability in the region.
Hamas has had control over Gaza since 2007. Palestinian terrorist organizations began launching locally-manufactured and smuggled rockets and mortar rounds from Gaza into Israel, as well as attempting to infiltrate by sea. In 2007 and 2008, over 2,300 and 3,000 rockets, respectively, were launched on civilian targets in southern Israel. As the range of these missiles continued to increase, by the end of 2008 over one million Israelis in the Gaza envelope found themselves within range of terrorist rocket fire and mortar attacks. Due to the threat of rockets and terror tunnels, Israel has engaged in several military operations (Operation Cast Lead — 2008, Operation Pillar of Defense — 2012, and Operation Protective Edge — 2014) with the goal of suppressing the rocket-fire. The threats posed by tunnels and rocket launches have decreased in recent years due to the efforts and successes in the intelligence field, the use of missile defense systems, and new technological capabilities in the field of location of underground tunnels.
In February 2020 United States President Trump introduced his plan for a comprehensive peace agreement between Israel and the Palestinians, which Israel views as a significant opportunity. Prime Minister Netanyahu declared that the plan will be reviewed, in full coordination with the United States and maintaining all of Israel’s peace agreements and strategic interests.
On May 10, 2021, Hamas and other terrorist organizations initiated an indiscriminate attack on civilian populations in Israel, firing rockets at Jerusalem, Ashkelon and Israeli communities along the border with Gaza. This attack started an 11-day conflict, Operation Guardian of the Walls. During the operation, the Hamas terror organization launched thousands of rockets into Israel, targeting dense civilian populations in cities, towns and villages. The Israeli Iron Dome Aerial Defense System intercepted hundreds of these rockets. In response to the continuous rocket fire from the Gaza Strip into Israeli territory, the IDF struck terror targets belonging to Hamas in the Gaza Strip, including Hamas headquarters, underground tunnels, rocket launchers, military posts and other infrastructure. A ceasefire was reached on May 21, 2021.
Other diplomatic relations.    In recent years, Israel has further developed its diplomatic relations in Europe, Asia, Africa and Latin America, establishing cooperation in a wide range of fields.
Israel and the EU have a very close and deep-rooted relationship. In the 1950’s, Israel was one of the first countries to establish relationships with the European Union. In 1976, the EU and Israel signed their first trade agreement and the EU remains Israel’s largest trading partner. Since June 2013, the Open Skies Agreement has led to an increase in passenger traffic from 7.6 million to 11.9 million, making the EU a popular destination for Israelis to visit. The EU has supported and helped Israel’s research and innovation sector over the past 20 years. As part of the Horizon 2020 program, the EU funded over 1,245 projects in Israel totaling €713 million. Israel has also developed new regional alliances with European Countries such as the trilateral agreement with Greece and Cyprus, the Visegrad (Hungary, Czech Republic, Slovakia and Poland), as well as relations with the Baltics and Balkans. This new form of cooperation termed “geometric diplomacy” has led to an unprecedented amount of summit gatherings of the regional leaders with Israel.

In February 2021, Israeli Minister of Foreign Affairs Gabi Ashkenazi and Kosovo Minister of Foreign Affairs Meliza Haradinaj, signed an agreement establishing diplomatic relations between Israel and Kosovo. The two foreign ministers also signed memoranda of understanding for policy consultations and an agreement for cooperation with MASHAV-Israel’s Agency for International Development Cooperation.
In addition, Israel increased its diplomatic activity in Latin America, with the then Prime Minister visiting Argentina, Colombia, and Mexico. These were historic visits as Netanyahu was the first Prime Minister of Israel to visit this region. Relations between Israel and Brazil have also developed, with recent visits by the Prime Minister of Israel to Brazil and the Brazilian President to Israel and an announcement by Brazilian President to open a business center in Jerusalem.
In recent years, Israel has significantly increased its activity in Africa, and new Israeli aid projects were developed with several African countries. In early 2019, Israel opened an embassy in Rwanda, its 11th African embassy, in and renewed its diplomatic relations with Chad. These events mark the strengthening ties between Israel and the continent. The President of Israel visited Ethiopia in May 2018, and the Prime Minister made official visits to several African countries, including Kenya and Liberia.
Israel has also increased its diplomatic activity in Asia. In 2014, the Government convened high level integrated committees, led by the Prime Minister’s office, to support advancing relations with China and India and since then has increased its diplomatic presence in both these countries. In 2018, relations between Israel and India deepened and agreements were signed between the two countries covering activity in various industries, including cybersecurity, oil and gas and medicine. In 2018, eight cooperation agreements between Israel and China were signed in science and technology, life sciences, innovation, digital health, and agriculture. In December 2020, Bhutan and Israel established full diplomatic relations.
Membership in International Organizations and International Economic Agreements
Israel is a member of a number of international organizations, including the United Nations, the World Bank Group (including the International Finance Corporation), the International Monetary Fund (“IMF”), the European Bank for Reconstruction and Development and the Inter-American Development Bank. Since September 2010, Israel has been a full member of the OECD.
Israel has been a signatory to the General Agreement on Tariffs and Trade of 1947 since 1962, and it is a founding member of the World Trade Organization. In addition, Israel is a member of initiatives conducted under the framework of the World Trade Organization, namely the Government Procurement Agreement and the Information Technology Agreement.
Israel has an extensive network of free trade agreements with most of its major trading partners; among these are the United States, EU, EFTA, Turkey, Canada, Mexico, MERCOSUR (Brazil, Argentina, Uruguay and Paraguay), Panama and Colombia. A free trade agreement with the Ukraine entered into force in the beginning of 2021, as well as a trade and partnership agreement between Israel and the United Kingdom, which took effect upon the withdrawal of the UK from the EU. Negotiations for a free trade agreement with Korea have concluded and the agreement is in the process of ratification. Approximately 64% of Israel’s exports of Goods in 2020 was conducted under its bilateral free trade agreements which provide duty-free access and other preferential treatment schemes. Israel is currently conducting free trade agreement negotiations with China, India, Vietnam, the Euro Asian Customs Union (Russia, Armenia, Belarus, Kazakhstan and Kyrgyzstan) and Guatemala.
In 1975, Israel signed a free trade agreement with the European Economic Community that provided for the gradual reduction and ultimate elimination of tariffs on manufactured goods and certain agricultural products. In July 1995, Israel signed an Association Agreement with the EU, which came into effect in June 2000, which addresses issues relating to competition, government procurement, and cooperation in many areas, including research and development (“R&D”). It also expands the liberalization in agricultural products. Two additional agreements providing for further liberalization in agricultural trade were implemented, the most recent of which became effective as of January 1, 2010.
In 1985, Israel and the United States entered into a free trade agreement that resulted in the elimination of tariffs on all industrial products, taking effect at the beginning of 1995. The free trade agreement with the United States also resulted in the elimination of certain non-tariff barriers to trade between the two countries.

In addition to these agreements, Israel entered into three mutual recognition agreements in the area of standardization. Two of them, with the United States and Canada, cover telecommunication equipment; the third, with the EU, covers goods manufacturing processes in the area of pharmaceuticals.
Israel, with the assistance of the United States, developed regional trade agreements to facilitate economic cooperation between Israel and its neighbors in the Middle East. Israel signed a Qualified Industrial Zones (“QIZ”) agreement with Jordan in 1997 and a separate QIZ agreement with Egypt in 2004. These QIZ agreements allow Egypt and Jordan to export products to the United States, free of export duties if the products contain inputs from Israel (8% input from Israel in the Israeli-Jordanian QIZ agreement, 10.5% input from Israel in the Israeli-Egyptian QIZ agreement). This trade initiative aims to support prosperity and stability in the Middle East by encouraging regional economic integration. However, the QIZ agreement with Jordan has not been active since Jordan signed a free trade agreement with the United States in 2010, which allows Jordanian-originated products to enter the United States duty-free.
Since 1996, Israel has been an associated member in the EU Framework Programs for Research and Innovation (the “EU Framework Program”), which allows Israeli firms, academic institutions and other organizations to participate in EU-based R&D projects. Israel was the first country outside of Europe to enjoy this special status, a status granted to Israel largely in recognition of its key role in technology and innovation in the global arena. The EU Framework Program is the biggest R&D platform in the world involving industrial and academic research and innovation.
In 2014 Israel signed an agreement to join Horizon 2020, the eighth European Framework Program for Research and Innovation (2014 – 2020). Horizon 2020 provided Israel access to €77 billion in total program funding. Horizon 2020 provides funding in a variety of areas including information and communication technologies, health, biotechnology, nanotechnology, materials and production processes, energy, climate, environment, raw materials, food security and bioeconomy, space, transport, future and emerging technologies, research infrastructures, innovation in small and medium sized enterprises, secure societies, researcher’s mobility, social sciences and humanities, and the European Research Council for groundbreaking academic research. Horizon 2020 promotes pioneering research and enables Israeli entities to cooperate on technological development with European industries, research institutions and universities, in addition to showcasing Israeli technological abilities. Through Horizon 2020, small and medium-sized enterprises that are based in the EU or established in a country associated with Horizon 2020 can obtain funding and support for innovations that aid growth and expansion into countries in Europe and elsewhere.
Israel is currently in negotiations to join Horizon Europe, the ninth Framework Program for Research and Innovation (2021 – 2027) with a total budget of €95.5 billion. Since joining the EU Framework Program, more than 22,700 Israeli researchers have participated in 4,460 projects, totaling €2.83 billion in funding.
Israel is an active participant in the EUREKA Network, Europe’s leading platform for R&D entrepreneurs and industries. EUREKA is an inter-governmental public network that supports R&D-based businesses and institutions through funding and partner-matching services. On an annual basis, EUREKA supports more than 300 collaborative projects in a variety of industries, totaling over €1.2 billion. Projects can be launched in a variety of industry fields and technological areas. In July 2010, Israel became the chair of the EUREKA Network for one year. The Israeli EUREKA chairmanship leveraged local technological best practices to focus on promoting a culture of innovation and to develop new sources of funding for start-up companies, small and medium sized enterprises and research institutions domestically and globally. Israel is among EUREKA’s most active participants; of EUREKA’s member and associated countries, Israeli companies have partnered in more than 10% of all EUREKA’s projects.
In 2019, Israeli companies submitted 70 proposals for R&D cooperation projects as part of the bilateral programs of the European Division of the Israel Innovation Authority; the countries with the most submissions were Greece, UK and Italy.
Over the years, Israel has signed many bilateral agreements for collaboration on research, development and innovation with foreign federal and local governments, as well as with other foreign entities. In addition, Israel has five bi-national R&D foundations with the United States, Canada, India, Singapore and South Korea.

THE ECONOMY
Overview
Israel has an industrialized and diversified economy. From 2016 to 2019, the average annual growth of the GDP was 3.6% and in 2020 the GDP per capita amounted to $43,786. Since 2016, the national accounts were characterized, in general, by overall growth in all components of the GDP, including private consumption, investments and trade.
The anticipated long-term growth potential of around 3% in 2020 did not materialize as the outbreak of COVID-19 pandemic resulted in a negative GDP growth rate of 2.6% in 2020. The overall contraction of the domestic economy in 2020 was reflected in the labor market, as the unemployment rate grew significantly, while the participation rate remained stable and at a high level relative to historical and international rates.
Israel’s high employment rate and average wages have increased significantly in recent years prior to the COVID-19 pandemic. The increase in real wages and the high participation rate have led to increased household income. The increase in real wages reflects both the rise in nominal wages and low inflation rates. The increase in the participation rate is attributable to overall economic growth and the successful implementation of the Government’s policies to cut transfer payments and lower taxation on labor.
Income inequality and poverty have fallen in recent years as a result of the strong labor market and rapid employment growth. The standard of living in Israel is steadily increasing, as seen in the growth of GDP per capita. However, GDP per capita in Israel based on purchasing power parity remained relatively low. In order to support continuing increases in the standard of living, those groups with low participation rates need to be integrated into the labor force.
The high-tech sector in Israel includes the industrial sectors such as the electronics, pharmaceuticals and aircraft sectors as well as software and R&D. Employment in the high-tech industry increased rapidly, and the sector’s share of GDP has grown and contributed to the economy’s development in the past few decades. These developments have also benefited exports, half of which are high-tech goods and services.
Since 2010 there has been changes to the composition of Israel’s exports: the exports of services have grown while exports of goods have declined. In 2020 exports of business services, notably high-tech products grew by 10.8% however the sharp decline in tourism brought the total growth of services to -4.6% while exports of goods grew by 4.4%. In total, exports grew by 0.1% in 2020.
In recent years natural gas has contributed to the energy independence of the Israeli economy. From 2006 to 2019 Israel experienced a major shift in fuel components used for electricity generation. In 2006, electricity production was comprised of 18% natural gas and 71% coal. In 2020, electricity production was comprised of 67% natural gas, 26% coal and 6% renewable energy.
In the last two decades, a central goal of the Government’s economic policy has been to reduce the Government’s role in the economy and to promote private sector growth. In order to advance this goal, the Government has pursued a policy of privatizing State-owned enterprises, including banks, the electricity sector and the ports. The Government has also pursued stability-oriented monetary and fiscal policies. Fiscal discipline has kept Israel’s debt-to-GDP ratio on a declining trend since 2009, increasing slightly to 60.9% in 2018 before decreasing to 60% in 2019. Public debt as a percentage of GDP increased to 72.4% in 2020 as government expenditure rose as a result of COVID-19 and the measures taken to mitigate its impact.
The Government is committed to price stability within an inflation target of between 1% and 3%. In the last ten years, prices have risen by an average of 1.3% annually. Over the last five years, the average rate of inflation has declined gradually and was −0.5% in 2016, 0.2% in 2017, 0.8% in 2018, 0.8% in 2019 and then dropped to −0.6% in 2020.
Gross Domestic Product
GDP is defined as gross national product minus income of Israeli residents from investments abroad, earnings of Israeli residents who work abroad, and other income from work and leases abroad, less corresponding payments made abroad (after deduction of payments to foreign companies with respect to production facilities located in Israel). In 2016, 2017, 2018 and 2019 GDP grew by 3.8%, 3.6%, 3.5% and 3.4%, respectively, reflecting lower unemployment rates.
In 2020, GDP contracted by 2.6%, largely as a result of decreases in private consumption and investments. GDP growth was volatile during 2020. In the first quarter GDP growth rate contracted by 7.1% at an annual rate while during the second quarter, growth rate contracted by 30.7%. The low growth rates in the first half of 2020 were due to the COVID-19 outbreak in the first quarter while the unprecedented negative growth of the second quarter reflected the negative economic impact of the first lockdown implemented in response to COVID-19. The second half of 2020 reflected a speedy recovery with growth rates of 42.4% and 6.3% for the third and fourth quarters, respectively. The high grow rates in the second half of 2020 reflect the rapid recovery since the first lockdown was lifted.
In 2020, GDP amounted to NIS 1,387 billion and business sector product amounted to NIS 1,010 billion (in each case, at current prices). Business sector product is calculated as GDP minus certain general government services (government operations executed through private companies are included in the business sector product), services of private non-profit institutions and housing services (representing the imputed value of the use of owner-occupied residential property). The Central Bureau of Statistics, according to international and national accounts practices, applies this methodology. In 2020, government output and product of services of private non-profit institutions amounted to NIS 206.7 billion, and housing services amounted to NIS 169.1 billion. These figures represent real growth of 2.8% for housing services in 2020, a slight decrease from the rates in 2018 and 2019.
Table No. 4
Main Economic Indicators
(In Billions of NIS Unless Noted Otherwise)
	2016	2017	2018	2019	2020
Growth (percent change)
Real GDP growth	3.8%	3.6%	3.5%	3.4%	-2.6%
GDP growth per capita	1.8%	1.6%	1.5%	1.5%	-4.4%
Inflation (change in CPI – annual average)	-0.5%	0.2%	0.8%	0.8%	-0.6%
Industrial production	1.7%	3.7%	3.5%	2.9%	6.3%
Constant 2015 prices
GDP	1,211	1,255	1,298	1,343	1,308
Business sector output	901	935	969	1,008	974
Current Prices
GDP	1,224	1,269	1,330	1,407	1,387
Business sector product	907	936	980	1,040	1,010
Permanent average population (thousands of people)	8,546	8,713	8,883	9,054	9,217

Source:   Central Bureau of Statistics.

Table No. 5
Resources and Use of Resources
(In Billions of NIS at Constant 2015 Prices)
	2016	2017	2018	2019	2020
Resources
GDP	1,211	1,255	1,298	1,343	1,308
Imports of goods and services	363	381	405	422	388
Total	1,575	1,635	1,703	1,765	1,696
Use of resources
Private consumption	675	698	723	750	679
Public consumption	272	282	293	301	309
Gross domestic capital formation	257	272	279	289	285
Exports of goods and services	371	384	408	425	425
Total	1,575	1,635	1,703	1,765	1,696

Source:   Central Bureau of Statistics
Table No. 6
Gross Domestic Product Percentage Change by Industry
	2016	2017	2018	2019	2020	Percent of Total Business Sector, 2020
Agriculture, forestry and fishing	5.2%	1.9%	-3.7%	1.9%	-2.0%	1.7%
Manufacturing; mining and quarrying	-4.4%	5.1%	2.6%	2.5%	1.7%	17.2%
Construction	7.2%	6.5%	5.8%	3.8%	-4.3%	9.0%
Electricity and water	7.0%	-1.5%	5.2%	1.8%	-2.9%	2.4%
Wholesale & retail trade & repair of motor vehicles; accommodation & food service activities	3.9%	5.1%	2.8%	2.8%	-3.9%	16.6%
Transportation, storage, postal and courier activities	4.2%	6.3%	4.7%	1.1%	-20%	4.4%
Information and communications	7.0%	2.0%	6.2%	6.0%	6.8%	16.0%
Financial & insurance; real estate; professional, scientific & technical; professional, scientific & technical; administrative & support service	3.9%	4.2%	3.1%	5.9%	-2.1%	24.9%
Education; human health & social work activities; arts, entertainment & recreation;other services	3.1%	3.1%	3.3%	2.1%	-12.1%	7.9%
Total Businesses sector	4.0%	3.8%	3.7%	4.0%	-3.3%	100%
Gross Domestic Product	3.8%	3.6%	3.5%	3.4%	-2.6%

Source:   Central Bureau of Statistics

Savings and Investments
Gross domestic capital formation, which is the sum of investments in fixed assets and the change in inventories, decreased by 1.3% in 2020, following increases of 3.5%, 2.5%, 6% and 10.4% in 2019, 2018, 2017 and 2016, respectively.
Israel’s saving rate is higher than the OECD average. According to the OECD, “Saving” is the difference between disposable income plus the change in net equity of households in pension funds and final consumption expenditure. Saving therefore reflects the residual income used to acquire financial and non-financial assets. Net saving is equal to saving less depreciation, and the “saving rate” is measured as percentage of GDP. The saving rate in Israel stood at 11.6% in 2019, compared to 7.7% in the EU, 6.5% in the Euro area and 2.6% in the United States.
Business Sector Output
Business sector output in Israel equals GDP minus general government services, services of private non-profit institutions and housing services (representing the imputed value of the use of owner-occupied residential property). Since 2003, business sector output has expanded at consistently high rates, averaging 5.7% annual growth between 2004 and 2008. The global economic crisis impacted the business sector output starting in the second half of 2008, with total output growing in 2009 by 0.3%. In 2010 and 2011, growth recovered to pre-crisis levels, as business sector output grew by 6.7% and 5.6%, respectively. In 2012, the business sector grew at a moderate rate of 2.0% due to the slowdown in the world economy but in 2013 the business sector GDP recovered and grew by 4.9%. In 2014, the business sector product’s growth decreased compared to the 2013 growth rate, as business sector output grew by 3.9% in 2014. This slowdown was partly due to the negative effects of Operation Protective Edge, which took place in July and August of 2014. In 2015, the business sector output grew by 2.2%, lower than the 2014 figure.
The relatively high growth rates continued from 2016 to 2019, as the business sector GDP grew by 4.2% in 2016 and 3.8% in 2017. In 2018, the business sector GDP grew by 3.7%, and in 2019 by 4.0%, both slightly above the total GDP growth. In 2020, the business sector contracted by 3.3% lower than total GDP contraction.
Trade and Services
The trade and services sector consists of retail and wholesale sales, professional services, banking, hotels and other services. From 2016 to 2019, this sector expanded at a similar rate to the overall economy, with growth rates of 3.7% in 2016, 4.3% in 2017, 3% in 2018 and 4.2% in 2019. In 2020, the growth rate contracted by 4.8%, below the total GDP growth. In total, in 2020 the trade and services sector accounts for 49.6% of the business sector.

Table No. 7
Manufacturing Index by Category
(Annual Real Percentage Change)
	2016	2017	2018	2019	2020
Food, beverages and tobacco	4.1%	1.4%	1.9%	3.1%	1.9%
Mining	21.5%	22.1%	5.5%	-4.0%	34.9%
Textiles and clothing	4.2%	-1.6%	3.1%	-2.9%	-15.5%
Shoes, Leather and leather products	0.9%	-0.1%	-3.2%	-8.3%	-26.8%
Wood and wood products	8.6%	2.7%	-4.2%	-0.2%	-2.7%
Paper and paper products	18.0%	0.8%	-1.8%	0.8%	-3.4%
Printing and reproduction	-0.9%	2.2%	5.3%	-1.3%	-20.4%
Chemical products and refined petroleum	-6.9%	-5.9%	-7.5%	-4.0%	-3.3%
Rubber and plastic products	8.4%	0.6%	-1.2%	-1.7%	1.3%
Non-metallic mineral products	3.5%	4.5%	-2.7%	-3.1%	0.6%
Basic metal	-1.2%	4.0%	5.3%	1.6%	3.0%
Metal products	1.9%	2.8%	-2.0%	1.2%	-7.9%
Machinery and equipment	-1.4%	5.7%	1.7%	-0.3%	-0.2%
Electric motors	7.8%	-5.6%	-14.4%	-4.9%	-4.2%
Electronic equipment and components	-3.7%	5.9%	11.6%	15.5%	15.9%
Communication equipment	-4.8%	4.3%	9.2%	2.4%	-9.6%
Transport equipment	6.5%	6.3%	3.2%	3.5%	-3.1%
Other	11.5%	2.9%	4.8%	0.3%	-0.6%
Total (excluding diamonds)	1.6%	3.7%	3.5%	2.9%	6.1%

Source:   Bank of Israel
Table No. 8
Industrial Production Index
(Base Year: 2011 = 100)
	2016	2017	2018	2019	2020
Index Level(1)	110	114	117.9	121.4	129
Annual Real Percentage Change	1.7%	3.7%	3.5%	2.9%	6.3%

(1)
Excludes diamonds.

Source:   Central Bureau of Statistics.
Transportation
Since 1993, the Government has identified infrastructure improvement as one of its top priorities. Israel has established a network of over 20,000 kilometers of roads, including highways that link the major cities — Tel Aviv with Haifa, Jerusalem and Be’er-Sheva. 1,500 kilometers ofrailway runs from Nahariya on the northern coastline to Dimona in the south (via Be’er-Sheva), linking some of Israel’s major cities with the southern part of the State.
As a part of a vision to increase Israel’s core infrastructure, the Government increased its investment in the transportation sector from NIS 20 billion to NIS 30 billion over the last few years. As a result, many new roads, railways and two ports have been built.

The Government plans to continue its strategic investment in transportation projects, including new routes for the light rails in Jerusalem, in the Tel Aviv metropolitan area and between Nazareth and Haifa. Investment will continue to expand railways across the Israeli coastal plain and the Eastern Railway in central Israel, and roads that provide priority access for public transportation. The total investment in these projects is estimated to be more than NIS 75 billion.
In February 2010, the Government embarked on an ambitious program to develop the transportation infrastructure in the northern and southern parts of the State. The program, called Netivei Israel (which is not directly related to the Government Company of the same name), includes the construction of a series of railways and highways. It is expected to play a crucial role in accelerating economic activity and decreasing travel time between the State’s central and peripheral areas. The program is progressing as planned at an estimated total cost of NIS 27.5 billion.
The Ministry of Transportation is working to accelerate the implementation of infrastructure projects while taking advantage of the decline in travel and economic activity due to COVID-19 in order to complete them ahead of schedule when possible. As part of the COVID-19 economic plan, the Ministry of Transportation is working on infrastructure projects to help improve growth in this area in the total amount of NIS 3.3 billion by 2023.
The Government has established a series of strategic plans for public transport and road networks for the next 20 to 30 years. The national strategic plan for public transport, announced in 2012, recommended investing NIS 250 billion in the urban mass transit systems and the National Rail in accordance with specific strategic goals.
In August 2016, the Government approved a resolution to fund public transportation projects, to be carried out by Government Companies and public-private partnerships at an estimated cost of NIS 54 billion. The expenditures include: NIS 29 billion for the green and purple lines of Tel Aviv light rail; NIS 10 billion for the green line of Jerusalem light rail and for advance planning of the blue line; NIS 8.1 billion for Eastern rails for the heavy rail trains; NIS 5.9 billion for the light rail to Nazareth; NIS 2.6 billion for the expansion of the public transit system in Haifa; and NIS 300 million for cable railway in Haifa. In addition, the resolution includes plans for a metro system in the Gush Dan area.
The Israel Railways 2040 strategic development plan, aims to improve public transport and in particular to improve the number of passengers using mass transit and the railways in the main corridors connecting the four metropolitan centers, while widening the existing railways in the Ayalon corridor and other congested areas. The implementation of the plan is estimated to cost NIS 120 billion and aims to increase speed, fleet size and frequencies, and to improve railway accessibility.
In 2001, the Government issued a tender to establish a light rail build-operate-transfer project in Jerusalem, and the first Jerusalem line began to operate in 2011. In 2010, the Government decided that the State-owned Metropolitan Mass Transit System Company would set up a light rail in metropolitan Tel Aviv, and the first Tel Aviv light rail line is expected to commence operations in 2022. Two additional rail lines are expected to commence operations in 2026-2027.
Social distancing restrictions were imposed in response to COVID-19 to control the spread of the virus. As a result, the use of public transportation decreased significantly, which has made it possible to advance the schedule of the Israel Railways’ electrification project.
Buses are the major form of public transportation in Israel. Bus routes exist in all cities in Israel and connect Israel’s major cities, smaller towns and rural areas. As a part of the growth in the investment in the transportation sector, investment in public transportation has doubled in the past decade.
Israel has three major seaports: Haifa and Ashdod, on the Mediterranean coast, and Eilat, on the Red Sea. During 2020, 57.5 million tons of cargo passed through Israeli ports. The Israel Ports Development and Assets Company Ltd., a Government Company, serves as the landlord of the ports’ real estate in Haifa, Ashdod and Eilat and is responsible for developing and leasing those properties. The Ashdod Port Company Ltd., Haifa Port Company Ltd. and Eilat Port Company Ltd. are the three port-operating companies that received a mandate to operate port facilities leased to them by the Government.

In 2013, the Government announced plans to build two new privately-operated terminals in Ashdod and Haifa. Following tenders valued at approximately NIS 8 billion for construction and operation of the new terminals, construction has started. In addition, the Government invested NIS 1.6 billion in adapting the roads to the Haifa port, in addition to the budget of Netivei Israel. The Southport and Bayport terminals will be privately operated for a period of 25 years by Terminal Investment Ltd. and Shanghai International Port Group, respectively, after which the terminals will be returned to the Israel Ports Development and Assets Company. Both terminals are slated to begin operation at the end of 2021.
Israel has three international airports. The Airports Authority is responsible for maintaining, developing and operating the airports and their security in accordance with the directives of the Minister of Transportation. Israel’s main airport is Ben Gurion Airport in Lod, approximately 40 kilometers from Jerusalem and 20 kilometers from Tel Aviv. Ben Gurion Airport served approximately 24.8 million passengers in 2019, compared to approximately 22.9 million passengers in 2018, with flights to and from most major cities throughout the world. Due to the COVID-19 virus, the number of passengers decreased significantly in 2020 to 4.8 million passengers. During certain parts of 2020, international arrivals were not permitted to prevent new COVID-19 variants from entering Israel. However, as a result of the extensive vaccination campaigns in Israel and elsewhere, the number of flights has increased in 2021.
In January 2019, the Ilan and Assaf Ramon Airport opened in Timna. This new airport will serve as the international airport of southern Israel and replace the Eilat Airport and the civilian activity in the Ovda Airport. The Israeli Government endorsed developing a supplementary airport in addition to Ben Gurion Airport and run by the private sector.
Communications
The telecommunications market (excluding television) comprises approximately 1.5% (NIS 20.5 billion in 2019) of Israel’s gross national income. Israel’s communications market is characterized by fundamental technological and regulatory changes, large investments in advanced infrastructure, rapid development and significant levels of competition. The market is comprised of five infrastructure-based domestic cellular operators, with the most recent operator entering the market in 2018, and three resale-based operators. In addition, there are seven international telephone service providers and four fixed domestic communications operators (fixed broadband and telephone), two of which have universal service obligations. The telecommunications market is fully privatized and the Government does not hold a stake in any communications operators.
Israel has five cellular telephone network operators, which provide digital technology and modern third, fourth and, since September 2020, fifth generation services, using three shared networks in accordance with the Ministry of Communications network sharing policy. As of December 31, 2020, there were approximately 11.8 million cellular subscriptions, i.e., more than 1.26 cellular subscriptions per capita. Total revenues for the cellular market in 2019 were approximately NIS 8.4 billion. Competition in the mobile sector is strong, with customers enjoying low rates, while levels of usage (including the number of minutes used, mobile broadband use, etc.) are considered high by international standards. Smartphone use is widespread, and Israeli consumers and businesses continue to use mobile applications extensively. In 2015 there was a tender for 4G network frequencies and a network sharing policy, allowing for future investment along with efficiency gains. Since then, there has been continuing deployment of 4G cellular rollouts.
As of August 2020, the tender for 5G network frequencies ended. The frequencies were split between five operators who work over three shared networks. The prices that were defined at the closing of the tender were higher than the minimum price set by the Government, with full allocation. As part of the tender, each network was allocated 2*10 MHz in the 700 MHz range, 2*20 MHz in the 2600 MHz range, and 2*100 MHz in the 3500 range. The state revenue expected from the tender is NIS 266 million, NIS 200 million of which has been assigned as a grant incentivizing networks to build a new 5G network. All the winning networks fulfilled the requirements of the grant, having installed 250 new 5G cellular antennas. The collection of the tender payments and the distribution of the grant will take place in 2021.
The Israeli incumbent, Bezeq (Israel Telecommunications Corp. Ltd.), dominates the fixed line sector in Israel, controlling 60% of the fixed line infrastructure, whereas Hot Telecommunication Systems Ltd. (“HOT”) controls 30% and new competitors control 10%. In 2019 the total number of internet connection based on

Bezeq decreased for the first time in at least nine years as a result of competitors’ fiber based networks rollout. Using the fixed line infrastructure, four major internet service providers and approximately five smaller internet service providers serve more than 2.6 million users in Israel, which include more than 85% of households and businesses, making broadband internet available throughout the country. Fixed broadband service in Israel is used in 99% of households that have internet service, and speeds of up to 500 megabits per second are widely available. The average marketed speed for household users using the Bezeq infrastructure is 74.2 Mbps, an increase of 9.4% from the average speed last year, while 89% of the households and businesses using the HOT infrastructure have download speeds of at least 100 Mbps, and 40% of the households and businesses using HOTs infrastructure have downloads speeds of at least 200 Mbps. As a result, Israel is at the forefront of high-speed internet access usage in the Western world. Alongside the aforementioned, “fiber to the home” rate in Israel are estimated at 10% of households (as of June 2021), significantly lower than the OECD average of 29.2% (as of Q2 2020), but the accessibility to fiber based networks increased significantly from 9% at the end of 2018 to approximately 30% at the end of 2020. This increase is primarily attributable to regulatory changes conducted by the Ministry of Communications, lowering the cost of rollouts of fiber based networks. A wholesale market in fixed communications, modeled on the practices of EU member states, has increased competition for the provision of fixed high-speed internet access, leading to lower retail rates and better quality of service. At the end of 2020, competitive wholesale operators provided 36% of the internet connections provided over the Bezeq network.
In 2019, Cellcom finalized the joint venture with the Israel Infrastructure Fund to obtain control in IBC, a fiber based network company, which was established by the Government in 2011 and has the exclusive right to deploy communications network via the electricity grid. In January 2021 “HOT” purchased 23.3% of IBC’s stock. As part of the regulatory permits for the purchase agreement, IBC was assigned to deploy “fiber to the home” to 1.7 million households, thus accelerating Israel’s fiber deployment.
In November 2019, an inter-disciplinary governmental committee, comprised of representatives of the Ministry of Communications, the Ministry of Finance and the Competition Authority, published a new plan for cross-country fiber coverage. This committee’s recommendations aim to incentivize Bezeq to launch its fiber based services and to subsidize fiber based rollouts in the rural areas, which are not as profitable for Bezeq compared to urban areas. In December 2020, following this committee’s recommendations, legislation was amended to establish a fund for deployment of fiber network in areas where Bezeq will chose to not deploy fibers. Following the amendment, Bezeq accelerated their deployment of the fiber network, and launched internet service based in fiber as of March 2021. In the coming months, Bezeq is expected to announce the scope of their fiber retention obligation.
Fixed telephone services were opened to competition in 2004 and, since then, cable companies and other alternative operators have gained about 38% of the market share in the telephone market. Fixed telephone use is declining as internet-based and mobile services increase. The two incumbent fixed operators, Bezeq and HOT, have universal access obligations in Israel for fixed telephone services.
On November 1, 2017, Israel’s main commercial television channel, Channel 2, was divided into two channels, KESHET and RESHET, and in the beginning of 2019, RESHET merged with the third commercial license holder, Channel 10. Alongside one nationwide cable television operator, and a single direct broadcast satellite operator, operate two television providers (but do not control the networks), holding a market share of 25% in households. In addition, Netflix has penetrated the Israeli market, offering its customers a cheaper alternative to traditional television.
Construction and Housing Prices
In 2020 construction activity in the housing sector continued to increase due to the high demand for housing. Housing prices have increased over the last ten years including by 3.3% in 2020. In 2020, investments in construction declined at a rate of 4.3%, compared to the growth rates of 3.5% in 2019, 3.1% in 2018, 6.9% in 2017 and 7.5% in 2016. In 2020, construction began on 51,605 dwellings, a decrease of 3.5% from 2019, compared to decreases of 0.2%, 2.9% and 2.5% in 2019, 2018 and 2017, respectively and an increase of 5.3% in 2016. The number of residential real estate transactions in 2020 was 17% higher than in 2019, despite a significant increase of 47% in 2019. These increases occurred following moderate decreases since 2015.

Agriculture
In 2019, agricultural exports totaled NIS 4.9 billion, representing 1.2% of total merchandise exports. The agricultural value of production in 2019 was NIS 30.9 billion, of which livestock accounted for 40% and crops accounted for 60%. In 2019, the agricultural sector’s share in employment amounted to 1.4% of the work force. Investments in agriculture amounted to 1% of fixed investments in 2019.
The Government has implemented structural reforms to increase agricultural competition and productivity. In 1994, the Government launched a reform to eliminate production quotas for poultry, cattle and crops. In 1998, a reform in the dairy sector was launched, aimed at enhancing competition and efficiency while reducing pollution levels emanating from dairy farms. The effects of this reform can be seen in the diminishing number of dairy farms and the rising number of cows per farm. The reforms in the poultry, cattle, crops and dairy sectors facilitated a sizeable shift from manufacturing, marketing and financing of agricultural products through large co-operatives, which were heavily subsidized by the Government, to a system in which decisions regarding such matters are made by individual production units that receive fewer subsidies from the Government. Furthermore, in 2014 and from 2016 to 2021, to increase competition and decrease consumer prices, the Government reduced tariffs on imported cheese, meat, fish, and butter while also supporting local farmers with direct subsidies.
Water
The scarcity of natural fresh water resources is a problem not only in Israel but also in the entire Middle East. Since 2000, the Government has significantly increased investments in the water and electricity sectors. Israel is committed to treaties signed with Jordan and the Palestinian Authority regarding water supply and does not exceed its agreed-upon quantities of allocated water. The primary natural sources of fresh water in Israel consist of the Sea of Galilee, the Eastern mountain region aquifer (partially situated in the West Bank) and the coastline region aquifer. To increase the availability and diversity of its water sources, Israel developed large scale seawater desalination plants along the Mediterranean. Desalinated water produced in such plants is distributed through the national water system to most parts of Israel, including to the arid areas in the South.
Approximately 75% of Israel’s fresh water is distributed through Mekorot Water Co. Ltd., a Government Company (see “Role of the State in the Economy,” below). The remaining 25% of Israel’s fresh water is produced and supplied mainly by private water associations established by agricultural users and municipal entities, which are regulated by the governmental Water Authority. In 2020, Mekorot designated approximately NIS 1.5 billion to capital investments relating to water distribution.
Approximately 51% of Israel’s total water consumption and 28% of Israel’s fresh water consumption is used by the agricultural sector. Because most of Israel’s existing fresh water resources are already being utilized, Israel is constantly investing resources to develop additional water sources, mainly from treated wastewater and desalinated brackish water and seawater. Desalination plants are being built by both local and foreign private sector companies through build-operate-transfer projects. All of the plants are operational and can provide approximately 630 million cubic meters of desalinated seawater per year at an estimated annual cost of NIS 1.5 billion. In accordance with Government decisions, the costs of purchasing desalinated seawater will be covered by water tariffs. In 2019, the Government purchased approximately 600 million cubic meters of desalinated seawater from desalination plants in Hadera, Ashdod and Sorek and the expanded existing plants in Ashkelon and Palmachim.
In addition, further development of agriculture involves intensifying the yield from irrigated land and reuse of treated wastewater. Israel leads the world with a water recycling rate of approximately 90% (approximately 550 million cubic meters) in recent years. To address the scarcity of water, Israeli companies have developed a number of sophisticated irrigation systems, including micro-drip systems which maximize irrigation efficiency. Israel has also increased its investments in technologies for the purification and improvement of contaminated groundwater. Since 2015, the Government budgets have included provisions for both grants and loans to stimulate capital investment in these areas. The Government has also taken steps to facilitate the establishment of municipal water and sewage corporations. The purpose of these steps is to promote the efficient management of municipal water and sewage systems and to direct the revenues from these services to investments in water and sewage infrastructure. As of end 2019, 56 regional companies were in operation, servicing approximately 7.7 million people.

Electricity
The Israeli Electricity market includes roughly 20 GW of installed capacity, of which 5 GW are coal-based, 12 GW are natural gas-based and 2.5 GW are from renewable sources, as of the end of 2020.
In 2018, the Government passed decision no. 3859 regarding the reform of the electricity market. The decision stipulated that IEC should sell five major units:
Alon Tavor and Ramat Hovav sites were sold to independent power producers, and Riding, Hagit East, and Eshkol are due to sold.
Currently, most of the electric power in Israel is supplied by the IEC, a Government Company that generates approximately 60% of the electricity used in Israel (see “Role of the State in the Economy — Israel Electric Corporation Ltd.,” below). In 1996, the exclusive franchise that the Government granted to IEC expired, the Electricity Sector Law was enacted and the Public Utility Authority (currently, Israeli Electricity Authority, or IEA) was established to supervise electric utility services and regulate the tariffs associated with supplying electricity to consumers. The purpose of the Electricity Sector Law is to establish the tariff base, regulate the activity in the electricity sector for the public interest, ensure the reliability, availability, quality and efficiency of services, create conditions for competition and minimize costs.
This law provided a ten-year transition period during which IEC was granted a license to generate, transmit, distribute and supply electricity. IEC currently holds licenses to produce electricity at each of its 52 generation units.
Under the Electricity Sector Law, a licensed independent system operator, a transmission operator or a distributor of electricity is required to purchase electricity from private generators and to enable other licensed generators to use the same transmission and distribution channels to supply electricity to their customers. After the Electricity Sector Law was enacted, the Government passed several resolutions aimed at strengthening independent power production by enabling entrepreneurs in the free market to invest in the construction and operation of generation units. Accordingly, independent private producers of electricity may generate electricity and sell it directly to end-users using IEC’s transmission and distribution network. In recent years, the Government has expanded its policy of encouraging competition through independent private producers. In 2017, the Government approved five independent private producers to begin planning new private power plants at fifteen potential sites. The Government’s goal is a competitive market in the generation and supply segments of the electricity sector. In 2020, multiple independent private generation units and renewables producers generated 40% of the electricity produced in Israel. 2020 also marked a turning point with the establishment of an independent system operator company that is currently in charge of system planning and is scheduled to receive the ISO responsibilities in 2021. To develop and increase competition in the sector and improve IEC’s efficiency, the Government, IEC and the labor unions have an agreement to implement industry reforms over eight years, including reductions in IEC employee headcount, separation of the system operator from the distribution network planner and allowing for competition in residential electricity supply segment.
As a result, it is expected that 2021 will be the first year in which more than 50% of the electricity produced in Israel will be from independent power producers.
In October 2020, the Government set new renewable energy sources targets, setting targets of 20% by 2025 and 30% by 2030. These targets were set following previous targets set in 2015, in which the target for 2030 was 17%. To reach this goal, approximately 13,000 additional MW of renewables (mostly photovoltaic) and 3,000 MWh of electric storage are required. Although the COVID-19 pandemic slowed the expected development of the electricity sector, and therefore Israel fell short of its 10% renewables target for 2020, it is expected that the targets will still be achieved. Furthermore, in 2020 the Israeli Electricity Authority led two tenders for the establishment of photovoltaic sites combined with electric storage. In those tenders, a combined capacity of approximately 780 MW with 4-hours storage have won feed-in tariffs, and they are expected to be built and begin operations in 2023.
Energy
Demand for energy in Israel is growing significantly as a result of Israel’s high population growth, increasing GDP and high standards of living. In addition, Israel is a small country with a significant land scarcity and the production of renewable energy in Israel is limited and based almost entirely on solar energy. Israel’s energy objectives are by 2050 to ensure reliable and clean energy and to address Israel’s constraints, such as the lack of space and reliance on solar energy as the main renewable source.
Despite these challenges, Israel has achieved its initial targets on the reduction of greenhouse gas emissions set out in the Paris Agreement and is currently revising these targets. In order to achieve a significant reduction in greenhouse gas emissions, Israel has set flexible goals that will enable the usage of the best technologies available. In addition, Israel is encouraging the energy sector to shift to electrification and the use of natural gas, and the transportation sector to shift to electric vehicles and cleaner fuels. Israel expects that these steps will lead to the reduction of greenhouse gas emissions in Israel. Israel has already reduced its pollutants by 85% and is exceeding its goals set in the Paris Agreement.
Israel is in the forefront of phasing out the use of coal. As for 2020, Israel produced 26% of its electricity by coal, as opposed to 61% in 2012. Israel has increased it renewable energy use from 2% at the end of 2015 to more than 6% at the end of 2020, with a goal of 30% renewable energy by 2030. Israel is investing in high-end energy technologies, and Israeli research centers, universities and startup companies are developing new and innovative technologies that contribute to efforts to address climate change.
Israel also continues to develop its natural gas resources to facilitate the transition from coal and oil to a cleaner energy. Israel’s off-shore natural gas fields provide more than 60% of Israel’s energy, and in 2020 Israel began to export natural gas to Egypt and Jordan. Israel has two active reservoirs: “Tamar”, which has been producing gas since 2013 and “Leviathan”, which has been producing gas since 2019. Two more reservoirs, “Karish” and “Tanin” were discovered in April 2012 and May 2013, respectively, and are expected to start production in 2022. Israel has launched three successful tender rounds and granted exploration licenses to a number of companies. By the end of 2021 Israel intends to launch its fourth tender round.
In the transportation sector, Israel is taking a number of steps to drastically reduce dependence on pollutant fuels and encourage the transition to zero emission vehicles, such as battery electric vehicles and those fueled by hydrogen. Israel is establishing a nationwide network of electric charging points, advancing regulations to facilitate installing charging points in residential and public buildings, promoting the use of electric, CNG or hydrogen powered buses and reducing taxes on imported zero emission vehicles.
Tourism
Tourism plays an important role in the Israeli economy. Israel’s tourist centers include Jerusalem, various religious sites throughout the country, Eilat, the Dead Sea and the Mediterranean coast. Income derived from foreign tourism, excluding expenditures of foreign workers in Israel, has steadily increased since 2016. Foreign tourism revenues reached $4.8 billion (1.5% of GDP) in 2016, and $5.7 billion (1.6% of GDP) in 2017, $6.1 billion (1.6% of GDP) in 2018, $6.5 billion (1.6% of GDP) in 2019 and $1.5 billion in 2020 (0.4% of GDP). The significant decline in 2020 was due to the COVID-19 pandemic.
Tourist arrivals have been on a generally upward trend, with the exception of years affected by security situations and the COVID-19 pandemic.
In 2016, the number of tourist arrivals was 2.90 million, an increase of 3.6% compared to the previous year, and in 2017, the number of tourist arrivals increased by 24.6% to 3.61 million. The increases in 2016 and 2017 were primarily attributable to the improvement in the security situation and a stronger global economy. In 2018, the number of tourists increased by 14.1%, amounting to 4.12 million. In 2019, the number of tourists rose by 10.5% to 4.55 million. In 2020, the number of tourists decreased by 81.7% due to travel restrictions that were imposed during the COVID-19 pandemic and the number of tourists is expected to continue to be low after the restrictions in Israel are lifted as a result of restrictions in other countries.(2)
The total revenue generated in domestic hotels from foreign visitors amounted to $1.002 billion, $1.258 billion, $1.433 billion, $1.542 billion and $0.256 billion in 2016, 2017, 2018, 2019 and 2020, respectively. This increased revenue by 2.5%, 25.6%, 13.9% and 7.6% in 2016, 2017, 2018 and 2019, respectively, compared to the previous year. In 2020, revenue decreased by 83.3% as a result of the COVID-19 pandemic.

(2)
The tourist arrival figures in this paragraph exclude day visitors.

Table No. 9
Arrivals of Tourists by Country of Citizenship and Exports of Tourism Services(1)
(Arrivals in Thousands)
	2016	2017	2018	2019	2020
Asia . . . . . . . . . . . . . . . . . . . . . . . . . .	342.2	459.4	470.8	541.5	88.7
Africa . . . . . . . . . . . . . . . . . . . . . . . . . .	65.3	73.0	78.9	87.3	14.2
Europe . . . . . . . . . . . . . . . . . . . . . . . .	1,700.3	2,207.2	2,550.6	2,839.3	508.5
America
United States . . . . .	657.3	806.1	925.3	1,007.6	205.8
Other . . . . . . . . . . .	187.6	257.9	299.8	355.9	59.4
Oceania . . . . . . . . . . . . . . . . . . . . . . . .	34.7	49.9	54.2	63.0	7.5
Unclassified countries . . . . . . . . . . .	9.3	9.8	9.9	10.0	3.1
Total Arrivals . . . . . . . . . . . . . . . . . .	2,996.7	3,863.3	4,389.5	4,904.6	887.1
Total Exports of tourism services (in USD Millions)	4,795.0	5,687.0	6,086.0	6,450.0	1,471.0

(1)
Tourists and day visitors, excluding cruise passengers.

Source:   Central Bureau of Statistics.
Research and Development
The Government encourages investment in industrial R&D through advancing support and incentive programs created under the Law for the Encouragement of Industrial Research and Development. The Government’s main objectives in supporting industrial R&D are to foster the development of technology-related industries, create employment opportunities for Israel’s scientific and technological labor force, and improve Israel’s balance of payments by increasing exports of high-tech products. Israel’s Innovation authority plans to invest more than NIS 0.5 billion on R&D incentive programs in 2021,(3) mostly focused on promoting cutting-edge technologies, which include a range of companies in terms of size and sector. In addition, the Government supports the promotion of R&D infrastructure for technological advancements in fields such as quantum mechanics and AI. In 2018 (the most recent year for which civilian R&D data is currently available), the national expenditure on R&D reached approximately 4.8% of GDP, which is the highest level of R&D expenditure as a percentage of GDP in the OECD. Israel participates in more than 50 international and bi-national industrial R&D joint ventures, including with the United States (e.g., BIRD, BARD, USISTC, Florida, New York, California), the EU (e.g., EUREKA, Eurostars, Galileo, Enterprise Europe Network), Canada, India, Australia, Germany, China, France, Belgium, Italy, Ireland, Turkey, United Kingdom, Greece, Singapore, Portugal, South Korea, Sweden, Finland, Netherlands, Denmark, Czech Republic, Hungary, Brazil, Argentina and Uruguay.
Prices
Between 2009 and 2019, the annual rate of inflation was 1.3% on average, which is within the Bank of Israel’s target range of 1% to 3%.
In 2020, the annual inflation rate decreased by 0.6%, which was primarily attributable to the decline in world energy and food prices, the decline of economic activity and decreased consumer demand, factors directly related to the COVID-19 pandemic, and to a lesser extent the moderate decrease of rental housing and the appreciation of the shekel.
Since 1993, the Bank of Israel has adjusted its key interest rate on a monthly basis. In 2008, the slowdown in the global economy, coupled with falling inflation, led the Bank of Israel to significantly lower interest rates.

(3)
The reduction in the R&D budget in comparison to 2020, is a result of the “continuation” budget mechanism which limits new expenditure.

By April 2009, the key interest rate was lowered to 0.5% but, as the Israeli economy recovered, the interest rate was raised slightly later that year. The gradual increase of the interest rate continued throughout 2010 into first half of 2011. In June 2011, the Bank of Israel raised the interest rate to 3.25% and kept it at that level until September 2011. Since late 2011, due to subsiding inflationary pressures and appreciation pressures on the NIS, coupled with a slowdown in the global economy and moderate growth in the Israeli economy, the Bank of Israel gradually lowered the nominal interest rate, reaching 0.1% in March 2015. The rate remained the same until December 2018 when the Bank of Israel increased it to 0.25%. In April 2020,due to COVID-19, the Bank of Israel lowered the rate to 0.1%. This rate has been maintained through 2020 and is the current rate as of June 2021.
The real interest rate, derived from the Bank of Israel’s key interest rate and inflation expectations (measured as the difference between the yields of indexed and non-indexed government bonds) decreased from more than 6% in mid-2003 to averages of 2.5% in 2007 and 1.7% in 2008. Due to the 2008 global financial crisis, the Bank of Israel lowered the key interest rate, and by April 2009 the real interest rate had turned negative, averaging -0.7% in 2009. The real interest rate averaged -0.9% in 2010 and 0.4% in 2011. Throughout 2012, the real interest rate averaged at 0.3% and, by the end of the year, it decreased to 0.2%. Most of 2013, the real interest rate was negative, averaging -0.2%. In 2014, the real interest rate remained negative, averaging -0.6%. The negative real interest rates continued in 2015, 2016, 2017, 2018 and 2019, as the real interest rate averaged -0.5%, -0.1%, -0.2%, -0.9% and -0.8%, respectively, mainly due to the Bank of Israel’s low interest rates. Although the Bank of Israel lowered the key interest rate in April 2020, the decrease in inflation has resulted in a positive real interest rate of 0.1%, breaking a five year stretch of negative interest rates.
Table No. 10
Selected Price Indices
(Percentage Change, Annual Average)
Period	CPI	CPI Excluding Housing, Fruits and Vegetables	Wholesale Price of Manufacturing Output
2016	-0.5%	-1.6%	-3.6%
2017	0.2%	-0.4%	1.4%
2018	0.8%	0.3%	3.3%
2019	0.8%	0.3%	-1.2%
2020	-0.6%	-1.3%	-4.9%

Source:   Central Bureau of Statistics
Employment, Labor and Wages
Israel has a high employment rate and there is strong demand for workers. Therefore, wages have increased significantly in the past ten years. The increase in real wages and the high labor participation rate have led to increased average household income. The increase in real wages reflects both the rise in nominal wages and low inflation rates. The increase in the participation rate is attributable to overall economic growth and the successful implementation of the Government’s policies to cut transfer payments and lower taxation on labor.
In 2020, there was a 7.7% increase in real wages compared to 2019, with an increase of 3.4% in the public sector and of 10.6% in the private sector. Since 2015, real wages grew approximately 2.6% per year. This increase was mostly due to the high demand for workers, primarily high-skilled workers in the technology sector. This demand is driven by strong GDP growth, technological improvements and strong macroeconomic and fiscal conditions. The increase in real wages in 2020 was due to the fact that the workers who were furloughed during the COVID-19 pandemic tended to have lower than average wages. In 2020, unemployment has increased as a result of the lockdowns imposed to reduce the spread of COVID-19. In total, unemployment in 2020 was 4.3% with an additional 9.5% absent from work due to reasons related to COVID-19 such as unpaid leave, and an additional 1.4% that left the labor force due to COVID-19 related reasons such as dismissal or closure of the workplace from March 2020.

The labor force participation rate, which is the labor force as a percentage of the population over the age of 15, was 61.8% in 2020 compared to 63.5% in 2019. There has been steady incremental improvement in the labor force participation rate since 2002, when the rate was 59.4%.
Table No. 11
Principal Labor Force Indicators(1)
(Annual Average — Figures In Thousands Unless Noted Otherwise)
	2016	2017	2018	2019	2020
Permanent average population	8,546.0	8,713.3	8,882.8	9,054.0	9,217.0
Population aged 15+	6,119.9	6,238.8	6,363.1	6,493.7	6,619.6
Civilian labor force(2)	3925.2	3.993.1	4,067.7	4,123.7	4,090.4
Labor force participation rate(3)	64.1%	64.0%	63.9%	63.5%	61.8%
Unemployment rate	4.8%	4.2%	4.0%	3.8%	4.3%

(1)
All figures are comparable with the Central Bureau of Statistics’ new methodology for the monthly labor force survey.

(2)
The sum of the number of workers and the number of job seekers.

(3)
Civilian labor force as a percentage of the population over the age of 15.

Source:   Central Bureau of Statistics.
Table No. 12
Unemployment Data by Demographic Group(1)
	2016	2017	2018	2019	2020
Men	4.7%	4.1%	4.0%	3.7%	4.5%
Women	4.9%	4.3%	4.0%	3.9%	4.1%
Population aged 25 – 64	4.1%	3.7%	3.5%	3.4%	3.8%

(1)
All figures are comparable with the Central Bureau of Statistics’ new methodology for monthly labor force survey.

Source:   Central Bureau of Statistics.
In 2020, Israel’s population was approximately 9.2 million, an increase of 1.8% compared to 2019. The population has grown at a steady annual rate of approximately 1.8% to 2.0% from 2003 to 2020. The civilian labor force decreased by 0.8% in 2020.
One of Israel’s most important resources is its highly educated work force. Based on OECD reports, in 2019 approximately 50% of adults between the ages of 25 and 64 had attained tertiary education, compared to the OECD average of 40%. Utilizing its highly-educated population, Israel has developed a technology-based and export-oriented economy. The employment qualifications of recent immigrants have been in line with the high quality of the Israeli work force, with two-thirds of immigrants from the former Soviet Union consisting of scientists, engineers or technical staff.

Table No. 13
Structure of Employment in Israel
(Employed Persons by Industry, as Percent of Total Employees)
	2016	2017	2018	2019	2020
Employment by Sector
Public Sector Employment . . . . . . . . . . . . . . . . .	35.4%	35.6%	36.1%	36.2%	37.4%
Private Sector Employment . . . . . . . . . . . . . . ..	64.6%	64.4%	63.9%	63.8%	62.6%
Employment by Industry
Agriculture . . . . . . . . . . . . . . . . . . . . . . . . . . ..	1.0%	1.0%	1.0%	1.0%	0.9%
Manufacturing . . . . . . . . . . . . . . . . . . . . . . . . .	11.4%	11.4%	10.9%	10.2%	9.7%
Water and electricity(1) . . . . . . . . . . . . . . . . . . . .	0.9%	0.9%	0.8%	0.7%	0.8%
Construction . . . . . . . . . . . . . . . . . . . . . . . .. .	5.0%	5.1%	5.1%	5.2%	5.1%
Trade . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	11.5%	11.3%	10.7%	10.7%	10.6%
Catering . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4.4%	4.3%	4.2%	4.4%	3.6%
Banking and financial services . . . . . . . . . . . . . .	3.3%	3.4%	3.3%	3.2%	3.2%
Business services(2). . . . . . . . . . . . . . . . . . . . . .	17.3%	17.3%	17.4%	18.2%	18.6%
Public administration . . . . . . . . . . . . . . . . . . . . .	10.1%	10.0%	10.1%	10.0%	10.4%
Education . . . . . . . . . . . . . . . . . . . . . . . . . . . .	12.2%	12.3%	12.6%	12.4%	12.5%
Health, welfare and social work . . . . . . . . . . . . . .	10.7%	10.7%	10.8%	11.1%	11.7%
Transport . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4.1%	4.2%	4.3%	4.3%	4.2%
Personal and other services(3). . . . . . . . . . . . . . .	4.3%	4.3%	4.4%	4.8%	4.7%
Services for households by domestic personnel . . .	1.8%	1.8%	1.7%	1.5%	1.6%
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1.9%	2.2%	2.6%	2.4%	2.2%
Total workers(4) (in Thousands) . . . . . . . . . . . . . . .	3,737	3,825	3,905	3,967	3,913

(1)
“Water and electricity” includes “Electricity, gas, steam and air conditioning supply” and “Water supply; sewage, waste management and remediation activities.”

(2)
“Business services” includes “Information and communication,” “Real estate activities,” “Professional, scientific and technical activities” and “Administrative and support service activities.”

(3)
“Personal and other services” includes “Arts, entertainment and recreation” and “Other service activities.”

(4)
Israeli workers only.

Source:   Central Bureau of Statistics, Bank of Israel.
Role of the State in the Economy
Historically, the Government has been involved in nearly all sectors of the Israeli economy, particularly in defense-related and monopolistic businesses and industries. Before the privatization process started in the 1980s, ownership of industry in Israel was divided among the Government, the organization of trade unions (the “Histadrut”) and the private sector, with the Government and the Histadrut owning large interests in several key industries. In recent decades, the Government has made progress towards the privatization of State-owned enterprises and introduced structural competitive changes in several sectors of the economy. As part of the privatization process, the Government has implemented reforms intended to enhance competition in certain sectors which the Government previously dominated, such as the communications sector, oil refineries and ports. In addition, the Government introduced competition in additional sectors and industries, such as the electricity sector and capital markets.
The Government Companies Authority was established under the Government Companies Law of 1975. The Government Companies Authority is a professional unit of the Ministry of Digital Affairs and is charged with exercising the ownership function in State-owned enterprises, including overseeing privatizations and managing structural changes. As of December 2020, there were 109 State-owned enterprises, which include business-oriented enterprises, funds established as investment vehicles, academic and educational institutions, real estate companies and social services providers.
State-owned enterprises are divided by law into two main categories: Government Companies and Mixed Companies. In addition to State-owned enterprises, there are statutory corporations which are established pursuant to specific laws regulating their operations and governance structures.
Government Companies are companies in which the Government owns more than 50% of the voting rights or has the right to appoint more than half of the members of the board of directors. Government Companies are subject to the Israeli Government Companies Law and the regulations promulgated thereunder (collectively, the “GCL”).
Government Companies play a significant role in the Israeli economy. In 2020, they employed approximately 54,000 employees or 1.3% of the Israeli work force, accounted for NIS 15.5 billion of exports and owned assets amounting to NIS 222.1 billion (according to preliminary data). These companies include several public utilities, monopolies and defense companies.
Mixed Companies are companies in which the State owns 50% or less of the voting rights or has the right to appoint less than half of the members of the board of directors. Under the GCL, Mixed Companies are not subject to the same degree of regulation as Government Companies. However, Mixed Companies are subject to certain provisions of the GCL, including qualifications and approvals required for the appointment of certain directors by the Government. Mixed Companies play a relatively minor role in the economy.
The Government has initiated a number of regulatory arrangements to increase competition in certain sectors. These arrangements focus on the introduction of privately-owned companies as competitors to State-owned enterprises in sectors in which the Government wishes to increase competition. The pace of privatization is dependent upon further regulatory and structural reforms and the formulation of policies that will define the post-privatization environment in which these companies will operate. The development and implementation of some of these policies and reforms may take a considerable amount of time.
Privatization.   Privatization is an essential element of the broader market reforms initiated by the Government over the past several decades that aim to promote the growth of the private sector, mainly by enhancing competition. Privatization efforts have included the full or partial sale of State-owned companies and banks and the transfer to private entities of activities that were previously performed by Government Companies or statutory corporations.
In total, between 1986 and 2020, 98 Government Companies became either Mixed Companies or fully privatized. The proceeds stemming from privatizations between 2005 and 2020 totaled $4.5 billion.
The implementation of privatization reforms includes a reduction of the State’s holdings in Government Companies, as well as an increase in the number of Government Companies through the consolidation and transformation of various Government units and statutory authorities. In addition, the Government has implemented structural changes to the external controls system, aiming to implement high standards of accounting controls, improve civil services and increase competition in the infrastructure industry. As part of the revised external controls structure, in July 2002 the Government enacted new legislation based on provisions of the U.S. Sarbanes-Oxley Act of 2002. This legislation provides for, among other things, accuracy and transparency in financial statements and internal controls systems of Government Companies. Under this legislation (and similar to Section 404 of the Sarbanes-Oxley Act), Government Companies holding or managing assets in excess of NIS 400 million are required to submit statements regarding the scope, adequacy and effectiveness of their internal control procedures for financial reporting, attested to by their accountants.
In 2014, a Government resolution was passed to privatize 25% to 49% of the State’s holdings in certain Government Companies in which the State has a long-term interest to control and to completely privatize certain other Government Companies. In 2015, the Government Companies Authority, together with the Government Companies in the resolution, began to take action to advance those companies’ readiness for initial private offerings and privatization.

In 2018, the Government Companies Authority completed the full privatization of Israel Military Industries Ltd. by establishing a new Government Company to which the business-oriented activity of Israel Military Industries was transferred and the new Government Company was sold in a private sale to an investor.
Table No. 14
Selected State-Owned Companies
(As of December 31, 2020)(1) (In Millions of Dollars, Except Percentages)
	Direct/Indirect
Company Name	Government Ownership	Total Assets	Long-Term Liabilities	Total Sales
Israel Electric Corp. Ltd. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	99.85%	27,027	15,899	7,396
Israel Aerospace Industries Ltd. . . . . . . . . . . . . . . . . . . . . . . . .	100.00%	6,257	428	4,480
Rafael-Advanced Defense Systems Ltd. . . . . . . . . . . . . . . . . . . .	100.00%	4,566	505	2,941
Israel Ports Development and Assets Company Ltd.(2) . . . . . . . . .	100.00%	4,574	1,675	334
Ashdod Port Company Ltd.(2) . . . . . . . . . . . . . . . . . . . . . . . . .	100.00%	1,208	151	330
Haifa Port Company Ltd. . . . . . . . . . . . . . . . . . . . . . . . . . . . .	100.00%	960	251	233
Israel Railways Ltd. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	100.00%	9,861	9,173	746
Mekorot Water Company Ltd. . . . . . . . . . . . . . . . . . . . . . . . . .	99.99%	5,493	3,458	1,523
Israel Postal Company Ltd. . . . . . . . . . . . . . . . . . . . . . . . . . . .	100.00%	2,328	434	491
Israel Natural Gas Lines Company Ltd. . . . . . . . . . . . . . . . . . . .	100.00%	1,980	1,416	281
Netivei Israel-National Transport Infrastructure Company Ltd. . .	100.00%	538	101	1,943
Petroleum & Energy Infrastructures Ltd. . . . . . . . . . . . . . . . . . .	99.99%	666	183	98

(1)
Based on consolidated NIS-denominated financial statements prepared in accordance with either Israeli generally accepted accounting principles or International Financial Reporting Standards. Amounts in dollars were converted from NIS at the applicable exchange rates for December 31 set forth in Table No. 1.

(2)
Spun-off from the Ports Authority in 2004.

Sources:   Ministry of Digital Affairs, Government Companies Authority.
Below are summary descriptions of some of the State-owned companies set forth in the above table, including specific steps planned or taken by the Government to prepare such companies for privatization or reform their structures and operations.
Israel Electric Corporation Ltd.
IEC generates, transmits, distributes and supplies most of the electricity in Israel. Since 1996, IEC has been regulated under the Electricity Sector Law and the regulations promulgated thereunder. The purpose of the Electricity Sector Law is to regulate activity in the electricity sector in the public interest; to ensure the reliability, availability, quality and efficiency of services and efficient energetic use; to create conditions for competition; and to minimize costs. The Electricity Sector Law’s amendments outline the separation of activities in the generation, transmission, distribution and supply of electricity. The Electricity Sector Law provides for, among other things, tariff supervision (including efficiency incentives), regulation of IEC’s return on equity and the prices it can charge consumers, and licensing requirements pursuant to which IEC holds licenses that permit it to conduct its business. The law provides for transition periods during which IEC has been granted a general license for the transmission, distribution, supply, trade and sale of electricity. In addition, IEC was granted generation licenses for its generation units. IEC currently holds licenses to generate electricity at its 52 generation units.
Under the Electricity Sector Law, the owner of a license for transmission or distribution is required to purchase electricity from other generators of electricity and to enable other licensed generators to use the same transmission and distribution channels to supply electricity to their own customers. After the law was enacted, the Government passed several resolutions aimed at strengthening independent electricity production by, among other things, enabling entrepreneurs in the free market to invest in the construction and operation of generation units. Accordingly, pursuant to these Government resolutions, independent private producers of electricity may generate electricity and sell it directly to end-users using IEC’s transmission and distribution network. In recent years, the Government has reaffirmed and expanded its policy of encouraging competition by means of independent private producers. The Government’s goal is to achieve a competitive market in the generation segment of the electricity sector.
In May 2018, relevant government representatives and the IEC, after a consultation with IEC employees’ representatives and the Histadrut, reached an agreement with respect to Government and regulatory decisions regarding structural changes of the IEC over a period of eight years. The Government and the IEC board of directors approved these structural changes and an amendment to the Electricity Sector Law was enacted. Accordingly, the IEC will reduce its share of the production and supply segments, maintain its role as a vital services supplier in the transmission and distribution segments, separate its system management operations to a different government company and execute a re-organization plan, with the aim of improving its financial condition.
In 2018, the IEC raised approximately NIS 1.7 billion in tradable bonds on the TASE and USD 1 billion in bonds issued through its Global Medium Term Notes (GMTN) program to Qualified Institutional Buyers in the United States and elsewhere. In 2019, the IEC issued its first short-term commercial securities totaling NIS 220 million tradable securities and NIS 200 million non-tradable securities. In 2020, the IEC raised approximately NIS 1 billion through taps of existing bonds.
Defense Oriented Companies
In 2013, the Ministerial Privatization Committee decided to privatize Israel Military Industries Ltd., which is another defense-oriented Government Company of which the State held 100% until 2018, by establishing a new Government Company to which the business activity of Israel Military Industries would be transferred, and the new Government Company would be sold in a private sale to investors. In 2018 the Government sold its entire holding in Israel Military Industries for NIS 1.4 billion, the Government received NIS 194.7 million in 2021 and expected to receive NIS 178.8 million in 2022 in accordance with the framework of this privatization.
Currently, the Government holds 100% of Israel Aerospace Industries Ltd. and Rafael-Advanced Defense Systems Ltd, which are defense-oriented Government Companies. In November 2020, the Ministerial Privatization Committee decided to privatize up to 49% of the government’s holdings in Israel Aerospace Industries Ltd., via public offering on the Tel Aviv Stock Exchange. The Government Companies Authority is promoting the privatization process of Israel Aerospace Industries Ltd. Rafael-Advanced Defense Systems Ltd. owns or partially owns more than 35 subsidiaries in Israel and across the world with an investment value of over NIS 1 billion.
Ports Companies
The Ports Authority, which historically functioned as an operating port authority (with ownership over all port property and assets and responsibility for all vessels and cargo handling operations in Israel’s ports), was one of the strongest and most significant monopolies in Israel. In 2004, the Knesset passed a law abolishing the Ports Authority and dividing its activities among three newly-formed Government Companies, each responsible for operating the ports of Haifa, Ashdod and Eilat, respectively. An additional Government Company was created to hold and manage the ports’ assets and to lease them to these three port operating companies and other companies in the ports industry. An Administration of Shipping and Ports was also established under the jurisdiction of the Ministry of Transport and Road Safety. The implementation of the port sector reform began in 2005 when the Ports Authority was abolished and the aforementioned companies commenced operations. As part of the privatization process, it was planned that portions of the three port operating companies would be sold to private investors. In 2007 Israel Shipyards Company received the approval to supply seaport services and became the first private seaport in Israel.
Over the years, attempts to gradually privatize companies by selling percentages of the Government’s holdings did not succeed, and today the Government still holds 100% of the companies’ stock. The upcoming competition led the port companies to turn to National Labor Court, leading to intense negotiations between the relevant government offices, the company and the workers’ organization. This negotiation led to the drafting of general agreements with the Ashdod port workers’ organization in 2016; however, these agreements were not implemented.
At the same time, parallel negotiations were being held between governmental representatives, the Haifa port company and the workers organization of the Haifa port. These meetings led to a successful outcome and resulted in an agreement to privatize the Haifa port. In January 2020, the Ministerial Committee for Privatization decided to privatize 100% of government’s holdings in Haifa port Company to strategic investors. This privatization is intended to improve the company’s efficiency and promote the implementation of the port sector reform. The goal is that by the end of 2021, five Mediterranean port companies and Papo Maritime will work in collaboration under the Israel Ports Company to address the increasing demands of shipping to Israel and the Palestinian Authority.
The Government Companies Authority is promoting the privatization process of Haifa port. The GCA conducted a roadshow campaign among local and international potential investors, which resulted in 18 applications to participate in the sale process on October 29, 2020. The GCA continues to lead the sale process of the Haifa Port Company which entails a data room period, a bidding procedure, final government approvals and closing which is scheduled for the end of 2021.
Israel Postal Company Ltd.
Israel Postal Company Ltd. and its subsidiary, the Postal Bank Ltd., were established in 2006 to replace the Postal Authority. These Government Companies were established as part of a comprehensive reform in the postal sector which included, among other things, opening the postal sector to competition, licensing the operations of the companies and setting fees for postal services.
In 2018 the Ministerial Committee for Privatization decided to partially privatize 40% of the Israel Postal Company in two phases. The first phase is selling 20% of the government’s holdings in the company in a private sale. The second phase is privatizing an additional 20% of the company by an IPO on the TASE. This privatization is intended to improve the company’s transparency, efficiency and profitability.
In November 2020, the Ministerial Committee for Privatization reaffirmed the decision to privatize 40% of the Government’s holdings in Israel Postal Company in two phases. The Government Companies Authority is promoting the first phase of the privatization process of Israel Postal Company, the sale of 20% of Israel Postal Company to a private strategic investor. During 2020, the GCA conducted a roadshow campaign among local potential investors, which resulted in 10 applications from investors to participate in the sale process in October 2020. The GCA continues to lead the sale process of Israel Postal Company which entails a review period, a bidding procedure, final government approvals and the selection of the strategic investor expected at the end of 2021.
The Environment
Since the establishment of the Ministry of Environmental Protection (the “MoEP”) in 1989, Israel has enacted many laws and regulations to protect the environment. The overall objective of the MoEP is to reduce and prevent pollution and environmental risks, while also reducing economic and social inequality and improving citizens’ health. The current areas of focus are reduction of air pollution, strengthening enforcement, advancing waste treatment, and creating long term programs for climate change and biodiversity. The MoEP operates on national, regional and local levels. At the national level, the MoEP is responsible for the formulation of a nationwide integrated and inclusive policy for the protection of the environment. At the regional level, through its six district offices, the MoEP, among other ministries, oversees the implementation of national environmental policies, engages in local planning processes, assists municipalities with their environmental responsibilities and supervises municipalities when formulating requirements for business licenses. At the local level, the MoEP lends support to environmental units and towns associations that have been established in municipalities throughout the country.
The State’s environmental legislation encompasses laws targeting the protection of natural resources, abatement and prevention of environmental nuisances, and safe treatment of certain contaminants and pollutants. Other comprehensive legislation such as the Planning and Building Law and the Licensing of Businesses Law provides a framework for controlling the use of resources and promoting sustainable development. Planning authorities view environmental considerations as an integral part of the planning and licensing process, and objections are frequently based on environmental issues.
Israel’s 2010 acceptance as a member of the OECD continues to have major effects on the State’s environmental protection regime, as it continues to take steps to comply with the OECD’s decisions and recommendations, including further implementation of chemicals management, IPPC and comprehensive waste management.
The “2030 Agenda for Sustainable Development” was launched by the UN in 2015 and is a comprehensive policy program that aims to eradicate poverty. The agenda contains 17 development goals to direct policy makers to formulate a long-term strategy and provide tools for shaping and implementing said strategy. An interministerial team led by the Ministry of Foreign Affairs and the MoEP coordinated Israel’s first report to the United Nations, which was presented in July 2019 and outlined the situation in Israel and the extent to which it meets these development goals.
In July 2019, the government approved a proposal to integrate the UN’s Sustainable Development Goals into Israeli governmental work programs, in order to improve governance and strategic planning (Government Decision 4631). The Government Decision requires that the global sustainable development targets and indicators for 2030 will be integrated with the ministries’ strategic direction of actions, which are derived from the Strategic Socio-economic Assessment of the National Economic Council.
Israel has ratified nearly all of the major international conventions on environmental protection and ensures that its national legislation conforms to these conventions. Israel is party to international conventions on various issues, such as climate change, trans-boundary movements of hazardous waste and chemicals, protection of the ozone layer, biological diversity, wetlands protection, international trade in endangered species and protection of the Mediterranean Sea from pollution.
Israel ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “UNFCCC”) in February 2004 and soon thereafter created a Designated National Authority for the Clean Development Mechanism. Following governmental approval, Israel submitted its Nationally Determined Contribution (“NDC”) to the Secretariat of the UNFCCC in September 2015, in which Israel committed to an economy-wide unconditional target of reducing its per capita greenhouse gas emissions to 7.7 tCO2e (tons of carbon dioxide equivalent) per capita by 2030, which constitutes a reduction of 26% below the level in 2005 of 10.4 tCO2e per capita. An interim target of 8.8 tCO2e per capita is expected by 2025.
In order to meet Israel’s 2030 goals, a National Plan to Reduce GHG Emissions and Increase Energy Efficiency (Government Decision 1403) was approved in 2016 that includes mitigation measures in key areas and sets timetables for review and formulation of additional measures. In November 2016, Israel ratified the Paris Agreement.
The Government approved the following environmental targets for 2030:
•
17% reduction in electricity consumption;

•
13% of electricity consumption in 2025 will be from renewables, increasing to 17% in 2030; and

•
20% reduction in kilometers travelled by private vehicles.

The National Plan allocated NIS 500 million in government guarantees for a ten-year period to leverage investment loans related to energy efficiency and reducing GHG emissions. This is in accordance with criteria that relate to eligibility, duration and prioritization of innovative Israeli technologies.
In 2016, the Government implemented a number of additional successful financial incentive programs for energy efficiency and GHG emissions reduction. For example, a budget of approximately $105 million was allocated for two grant schemes that incentivize energy efficiency investments in local authorities with low socio-economic rankings and small- and medium-sized businesses.
In November 2019, the MoEP, MoEI and Ministry of Energy approved an allocation of another NIS 62 million in grants for energy efficiency and greenhouse gas projects. The grants will be awarded to 108 local authorities and factories, within the framework of a national plan that aims to reach the GHG emissions reduction target set in Govt. Decisions No. 542 and 1403, a 26% per capita reduction from the 2005 GHG emissions levels. Israel submitted its first Biennial Update Report to the UNFCCC in April 2016. The report includes information on GHG abatement measures carried out and a GHG inventory. In 2018 the third National Communication was submitted to the UNFCCC, a comprehensive report on climate change in Israel.
A voluntary registry for the accounting and reporting of GHG emissions was launched in July 2010. Over 70 companies and organizations joined and reported on their annual GHG emissions. Recognition is given through certificates of recognition signed by the Minister of Environmental Protection. Level 1 award certificates are presented to entities to recognize the reporting of emissions; Level 2 award certificates are presented to entities that have their reports verified by an accredited third party that received certification; and Level 3 awards are presented to entities that implement certified emissions reductions.
The National Program for Adaptation to Climate Change includes 30 action plans, which cover all aspects of life and economic activity. The program, approved by the government in July 2018, reflects advances in scientific knowledge and international agreements related to climate change, and it includes adjustments and understandings of the effects of climate change on Israel. The program has five main objectives:
•
Reducing human and property damage, and building economic resilience;

•
Increasing the resilience of the natural systems;

•
Building and updating the scientific knowledge base for decision-making;

•
Education, awareness-raising, and accessibility of information;

•
Israel’s integration into the global effort, in accordance with its commitments, and the promotion of regional and international cooperation.

By switching to renewable energy sources and reducing electricity consumption, the GHG reduction program is expected to decrease air pollution and to result in long-term energy security, increased energy efficiency and job opportunities, the development of a clean tech market and economic growth.
The introduction of natural gas to the electricity sector (see “The Economy — Energy,” above) is expected to have major consequences on pollution abatement from the electricity sector. The share of coal in the fuel mix of Israel’s power sector has decreased from approximately 60% in 2010 to approximately 30% in 2019. Approximately 65% of electricity generation in 2019 came from natural gas, while 5% was from renewable energy. Despite the slow progress in the development of renewable energy, recent developments, including competitive tenders for renewable energy and the Ashalim Power Station, are expected to lead to an increase in renewable energy capacity.
Market-based competitive tenders for renewable energy have been introduced, which have resulted in significantly lower prices, which that renewable energy can now compete with conventional energy generation even before the environmental costs are considered. The Ashalim Power Station, a new power generation facility focused on renewable energy, began test operations in July 2017 and two of its solar thermal facilities became operational in April 2019.
In June 2020, the Ministry of Energy presented a plan to increase the proportion of power generated from renewable sources in Israel to 30% of total power production by 2030, instead of the earlier target of 17%.
The oldest and most polluting four coal powered units at the largest power plant in Israel are due to close in 2022. In 2020 the generation of electricity from coal was 26%, from natural gas was 67% and from renewable energy sources was 6%. By 2025, coal is expected to be used as a reserve for emergency situations of natural gas shortage and will be replaced with natural gas and renewable energy sources. The share of natural gas use is expected to increase significantly to about 83% in 2025 according to the Electricity Authority. On the other hand, the share of coal, is expected to decrease to only about 3% in 2025. Israel joined the Powering Past Coal Alliance at the 24th UNFCCC Conference of the Parties in 2018, joining a group of governments, businesses, and organizations around the world working to transition away from coal-powered electricity generation. The coalition supports the reduction of the use of coal in OECD countries by 2030 and the world by 2050.

In 2013, the MoEP and the Small and Medium Enterprises Authority at the Ministry of Economy launched a program initiative to promote sustainable business in Israel. The program offers subsidized professional advice to businesses in environmental and energy efficiency areas. This program constitutes part of a wider system that provides professional consultation to existing and new businesses in areas such as establishing a business, business management, financial management, marketing and sales, operations, industrial design and exports. Increased environmental and energy awareness is expected to result in energy savings and a reduction in GHG emissions.
Israel has enacted several environmental laws and regulations, including regulations on the prevention of water pollution, such as stringent standards for 36 different parameters to bring wastewater treatment to a level creating effluents suitable for unrestricted irrigation and discharge into rivers (enacted in 2010). In 2004, regulations were legislated (amended in 2009) to implement the Montreal Protocol by limiting production, consumption, import and export of substances that deplete or are likely to deplete the ozone layer. The Kigali Amendment to the Montreal Protocol came into force in January 2019, calling for limiting production, consumption, import and export of hydrofluorocarbons and greenhouse gases. The Kigali Amendment will require developed countries, including Israel, to gradually reduce the use of hydrofluorocarbons (HFCs). Hazardous materials regulations that will take effect in July 2022 incorporate the Kigali Amendment into national legislation and will gradually reduce the import of HFCs.
The Clean Air Law came into effect in 2011, providing a framework for the reduction and prevention of air pollution by setting responsibilities and imposing obligations on the Government, local authorities and the industrial sector. The comprehensive law relates to a wide range of provisions, including requirements that major industrial polluters obtain emission permits, publication of air quality data and forecasts, granting the MoEP authority over vehicular pollution, formulation of a national plan for the reduction and prevention of air pollution, air pollutant monitoring and sampling, and increased enforcement and stricter penalties. Air quality standards that became effective in May 2013 require new and existing factories to receive emissions permits. Factories that do not meet air quality standards do not receive an emissions permit. Updated air quality standards that raised the threshold for air quality values for substances (pollutants) listed in the Clean Air Law came into effect in 2016. To encourage the reduction of air pollution from vehicles, the Government imposes a vehicle purchase tax that is linked to the pollution level emitted from the vehicle. The purchase tax on diesel and gasoline cars is 83% with a reduction of up to NIS 16,000 according to the vehicle emission level (“green grade”).
In 2020 the purchase tax of hybrid cars rose to 45% and continued to rise to 50% in 2021. According to the tax outline published in 2019, as of 2022 the purchase tax of hybrid cars will be equal to the purchase tax of a regular vehicle. For electric vehicles, the purchase tax was 25% in 2020 and 30% in 2021, and will continue to rise until 2024 when it is planned to be equal to the purchase tax of a non-electric vehicle.
The sulfur content of transport fuels is limited to 10ppm as of 2011. New vehicles are required to comply with the most updated European emission standards. All vehicles are required to go through strict annual emission tests. Continuing from 2016, a NIS 30 million hybrid taxi program is in place to encourage licensed taxi drivers to purchase hybrid cars with “green vehicle ratings.”
A NIS 260 million pollution reduction program for old diesel vehicles has been operating since 2018. The program is largely based on subsidies for the installation of particulate filters, a scrapping program for old diesel vehicles in exchange for government remuneration, and the creation of new Low Emission Zones (“LEZ”) in some major metropolitan areas, where polluting diesel vehicles are prohibited. The LEZ program has currently taken effect in downtown Haifa and in Jerusalem and is expected to expand into additional cities. As of March 2019, around 1,500 particulate filters have been installed and over 600 old vehicles were scrapped. In addition, owners of old and polluting diesel vehicles are required to install particulate filters and are no longer able to renew their licenses unless they install pollution-reducing particulate filters in those vehicles as a result of regulations enacted in November 2018.
In December 2017, the Internal Affairs and Environment Committee of the Knesset approved regulations requiring gas stations throughout Israel to reduce fuel vapor emissions. The regulations require all gas stations to install vapor recovery systems and gas stations that violate the regulations will be fined.
The Reduction of Single Use Carrier Bags Law, which took effect in 2017, prohibits Israel’s largest supermarkets from distributing single use carrier bags less than 20 microns thick to consumers and requires supermarkets to collect a minimum fee of not less than NIS 10 agorot (approximately $0.03) for the distribution of plastic bags between 20 and 50 microns. As a result, the number of plastic bags decreased substantially. Under the law, large retailers are required to report quarterly to the MoEP on the number of bags sold, as well as on bag composition, thickness and weight, and to pay the levy for each single-use carrier bag sold. The funds collected from the levy are deposited in the MoEP’s Maintenance of Cleanliness Fund and are managed in a separate account. The collected funds are used for encouraging the reduction of single-use carrier bags through education and conducting clean-up activities.
In July 2007, a landfill levy was imposed on municipal waste, seeking to internalize the costs associated with landfills. Revenues from the levy are dedicated to establishing infrastructure aimed at reducing landfilling.
In 2019, the average Israeli generated about 1.76 kg of waste per day (642 kg annually). In the last decade, the rate of waste growth in Israel has averaged about 2.6% per year as a result of population growth and increased consumption. About 80% of waste is buried in landfills, a figure that has not changed significantly in the last 20 years. Recycling percentages in Israel are significantly lower than in other OECD countries. The MoEP has presented a new strategy that prioritizes waste reduction and recycling over waste incineration or landfilling. Implementation of the new strategy will enable the achievement of the following targets by 2030:
•
transfer of 54% of municipal waste to be recycled;

•
100% infrastructure for sorting and separating organic waste at source;

•
0% landfill of untreated waste and 20% landfill of treated waste;

•
47% reduction in greenhouse gas emissions, compared to 2020.

The MoEP will promote the construction of waste sorting and treatment facilities funded by the Maintenance of Cleanliness Fund and assist in the establishment of physical infrastructure for separation at-source of waste.
In October 2020, the MoEP decided to apply for the first time in Israel a deposit obligation on large beverage bottles. In doing so, Israel joined a growing number of countries that have imposed a deposit requirement on all beverage containers, in order to address the problem of disposable plastics in public space. Beginning in December 2021, the public will be required to pay a deposit for the purchase of large beverage containers similar to small beverage containers. After consumption, one is be able to return the container and receive in return the deposit fee paid at the time of purchase, similar to the deposit mechanism that exists today on small beverage containers.
In 2015, an external consulting company prepared and submitted to the MoEP a report titled “Policy for Management of Hazardous Waste in Israel.” The report included recommendations on how to improve policies and practices in the field of hazardous waste The MoEP adopted the recommendations and has started implementation according to a plan for 2018 — 2019.
Limits on pollution from industrial sources are imposed by a variety of methods, including by ambient and emissions standards. The Polluter Pays Law, 2008, increased fines and introduced administrative financial sanctions in various environmental laws.
In 2020, the Clean Coast Index of the level of cleanliness of open and undeclared beaches in Israel shows that 68.18% of the beaches were rated “clean” or “very clean” at least 70% of the time. The improvements in the cleanliness level of Israel’s unauthorized beaches (i.e., beaches without lifeguard services) may be attributed to, among other causes, the enactment of the Plastic Bag Law, which prohibits the free distribution of plastic bags in major supermarkets, and to the tripling of the funding allocated to local authorities for beach cleanup and public awareness activities. In 2019, the Government approved a NIS 55.2 million allocation for the Mediterranean monitoring program and creation of a mechanism that will allow government ministries to work together to coordinate the data collected via various monitoring programs. This data will be published for the public in order to ensure transparency and to benefit the general public
In addition, the management of the Maintenance of Cleanliness Fund recently approved a multi-year budget for the Clean Coast Program of the Ministry of Environmental Protection in an unprecedented amount of NIS 44 million for the years 2021-2023.The Government has made lowering housing costs a central policy aim. One of the principal means to this aim is to increase the number of available housing units, especially in areas where demand is high while availability of land is limited, as in the central part of the country. Hence the Government is acting to clear considerable land reserves located in central Israel, that in the past have been utilized mainly by the military. This land is contaminated with hazardous material and some areas have been abandoned for years. The presence of hazardous waste at these sites has lead, in many cases, to contamination of the soil, the subsoil and the groundwater. There is therefore an urgent need to carry out a preliminary process of environmental remediation in order to enable large-scale marketing of these areas for residential building. The MoEP has commissioned the Environmental Services Company, a government company, to implement the remediation on its behalf.
Implementation of Integrated Pollution Prevention and Control (“IPPC”) is currently achieved through licensing under the Licensing of Businesses Law (for waste and wastewater) and the Clean Air Law (for air emissions) which requires industrial plants with the potential for significant air pollution to obtain an emission permit. IPPC implementation is underway in major industrial areas and will be gradually implemented at facilities applying for air emission permits with respect to the sectors designated in the Clean Air Law. The permit request procedure requires a facility to submit a consolidated request for a business license and an air emission permit, and the request is examined using an integrated approach based on IPPC methodology and best available techniques. The minerals production and processing sector is subject to the permit request procedure, and the procedure will be implemented in all the plant-based food production and hazardous waste management factories.
The Asbestos Law, which became effective in March 2011, seeks to prevent and minimize environmental and health hazards caused by asbestos and harmful dust. The law prohibits new uses of asbestos and requires the gradual phase out of friable asbestos in public buildings, industrial facilities and Israel Defense Forces vehicles and equipment to prevent the health hazards associated with exposure to this carcinogen. Subsequently, there was an extensive asbestos cleanup operation in the western Galilee region, where an asbestos cement plant had been constructed in the 1950’s and had operated until 1997. The plant and the surrounding area, as well as several remote sites in the region, were heavily contaminated with asbestos because of the cement from the plant used in the construction of roads, trails, parking lots, agricultural infrastructures and agricultural areas. In the past six years, 342 asbestos contaminated sites have been cleaned up. In April 2017, the Maintenance of Cleanliness Fund approved a NIS 25 million budget for the second phase of the cleanup project, scheduled to span five years and slated to include private and public sites owned by the local authorities along with completion of the beach cleanup and additional sites and roads that will be later determined.
The Law for the Regulation of Sanitary Extermination, which was promoted by the MoEP and came into effect in June 2016, is aimed at reducing harm from pesticides to people and to the environment. The law addresses many issues concerning pest control safety, such as the use of toxic gases.
The Freedom of Information Regulations (Public Access to Environmental Information), 2009, requires a wide range of environmental information held by public authorities to be made accessible to the public, free of charge. The regulations came into effect at the end of 2010. In March 2012, the Environmental Protection Law (Pollutant Release and Transfer-Registering and Reporting Obligation (“PRTR”), 2012, was approved by the Knesset and requires the industry to report the annual quantity of emissions of pollutants (including GHG emissions) and waste transfers from 577 facilities with the most significant environmental impact. Data on emissions released to air, water, sea and soil and on the transfer of waste and wastewater for treatment and disposal is published by the MoEP each year, regarding the previous year. The PRTR data is also presented by Geographical Information System and BI tools. In addition to the reports submitted by large plants operating in Israel, the MoEP also updated its inventory of emissions to air from sources that are not reported in the PRTR. Other major emissions sources in the inventory include transportation, burning of plant waste (for which an action plan for emissions reduction has been launched) and household uses. The PRTR serves as a central tool for identifying pollutant emission and waste transfer trends in Israel, as well as making comparisons with OECD countries. It continues to provide the MoEP with reliable data for decision and policy making while making vital environmental information accessible to the public.
Along with governmental and financial measures, the State has been convincing industries that pollution prevention and waste reduction are cost-effective. Hundreds of Israeli companies are voluntarily adopting environmental management systems, such as ISO 14000, as they recognize their importance in creating international business opportunities. The Government has also taken steps to promote environmental quality and sustainable development. In October 2011, the Government approved the proposal to prepare a national green growth strategy for the years 2012-2020. The national plan, which was presented to the Government in September 2012 and is being implemented, assesses the economic potential of a transition to a green economy and recommends measures for implementation. The recommended measures relate to the following subjects:
•
Removing obstacles to green growth: mapping and removing environmentally harmful subsidies and dealing with regulatory failures.

•
Encouraging the environmental technologies industry: developing new industry and creating markets for green products and services, accelerating green innovation, developing the environmental technologies industry including professional training, and increasing Israel’s competitiveness and promotion of export.

•
Promoting employment in sectors that promote environmental sustainability.

•
Transitioning to sustainable industry: promoting clean production, implementing efficiency surveys in production, energy and water processes and, in environmental industrial design for small and medium businesses, promoting green industrial zones, increasing use of eco-efficiency indicators and environmental management systems and integrating environmental legislation and licensing procedures.

•
Transitioning to a more environmentally-friendly business sector.

•
Transitioning to green consumption, including a boost to green public procurement, taxation of environmentally unfriendly products and anti-”greenwash” measures.

In 2014, the MoEP published a guide to the prevention of so-called “greenwashing,” the marketing of companies, products, and/or services as “green” that are not actually beneficial for the environment. Among other things, the guide outlines how and when a company can claim that its product is biodegradable, made from recycled material, etc. Companies that violate the rules may be sued.
In 2016, the Tel Aviv Environmental Authority in cooperation with the MoEP launched a new initiative called the “Urban Green Label,” is expected to result in the annual reduction of more than 1 million disposable products and 30 tons of organic waste. Over 80 restaurants signed on to use smart lighting, energy and water consumption. In December 2009, the Government decided to require its ministries to take measures to reduce their consumption of paper, water and electricity according to set annual targets. In 2010, Israel’s Accountant General issued instructions requiring the use of recycled construction and demolition waste in Government or ministry contracts and in large-scale infrastructure bids issued by the State. Economic ministries, especially the Ministry of Finance and the Ministry of Economy, have taken the lead in recent years in promoting initiatives such as tax incentives imposed on private vehicles based on their level of pollutants emissions, environmental fair disclosure standards and environmental risk management. Examples of such initiatives include: the Israeli Securities Authority requirement of environmental risk management and disclosure by issuers of securities (effective March 2011, public corporations must include environmental risks in their reports to the ISA); the Bank of Israel’s Supervisor of Banks’ issuance of guidelines to banks recommending the incorporation of environmental risks among general banking risks; the Ministry of Finance’s Regulator of Insurance and Capital’s requirement that environmental risks be assessed by investment bodies; and the Government Companies Authority’s requirement that an annual report on environmental risks be reviewed by a company’s management committee and that a periodic report on sustainability be prepared by all Government Companies.
In November 2020, the Bank of Israel joined the Network of central banks for Greening the Financial System (NGFS). Also in November 2020, the Tel-Aviv Stock Exchange (TASE: TASE) announced the launch of a new index — TA-125 Fossil-Fuel-Free Climate Index. The index is comprised of shares included in the TA-125 index, excluding those of corporations involved in the production chain of fossil fuels, i.e. corporations engaged in the exploration, production, transport, storage and refining of fossil fuels (gas, coal, petroleum, oil shale and their derivatives). The list of “fossil fuel corporations” will be determined by the “Clean Money Forum” of the “Life and Environment” organization, the umbrella for Israel’s environmental organizations. The TASE has also created the TA-Cleantech Index, comprised of 12 shares of clean-tech companies. Some institutional investment firms have published Fossil Divestment Policies. The Israel Securities Authority is developing Voluntary ESG Disclosure Standards for public companies. The Bank of Israel has sent a letter to the banks announcing the start of a consultation process on environmental and climate risks, with regard to stability, liquidity and credit risks of the banks, among others. Also, instructions for ESG policies in investment committees of institutional investment firms are under preparation.
In 2011, the MoEP and the Israel Standards Institution launched a new voluntary green building standard which complies with international standards and considers issues of energy, land use and soil, water, conservation, materials, health and wellbeing, waste, transportation and construction management. In July 2014, the Government reaffirmed the importance of green building by resolving to integrate green building in Israel’s construction sector. In addition, green building is a key element in achieving the national plan for GHG emissions reduction and energy efficiency’s goals. By 2019, more than 15,000 green building housing units have been completed, and over 60% of the approved housing units in the plans will meet the standard requirements for their construction, with a cumulative volume of approximately 200,000 units, in addition to millions of square meters of office, commercial, educational public buildings. In 2018, the MoEP began to regulate the certification process of green buildings, including by establishing a legal framework for authorizing certification organizations and publishing a register of buildings recognized as green. In August 2020, binding regulation were approved, requiring that starting from 2022 all new buildings are to be built in accordance with the Israeli green building standard. The regulations will apply to all types of buildings gradually. Adoption of the standard may lead to a saving of 20% to 30% in energy consumption in buildings, along with a reduction in greenhouse gas emissions.
In January 2019, the MoEP, the Ministry of Finance and the Ministry of Economy and Industry (the “MoEI”) set up a joint fund to support environmental projects in developing countries, in cooperation with the European Bank for Reconstruction and Development (EBRD). The one-million euro fund will support projects that relate to water, energy and coping with climate change, mainly in Central and Eastern Europe and Central Asia.
In February 2019, the MoEP and the Ministry Economy and Industry, along with the Innovation Authority announced funding of NIS 14 million for a new innovation lab that will focus on environmental protection and sustainability. The MoEP and the Innovation Authority have also published a new request for proposals for pilot facilities for testing environmental technologies. The MoEP and Innovation Authority have allocated NIS 10 million during this round and plan to invest a total of NIS 35 million for pilot technology facilities.
The MoEI and the MoEP promote the implementation of the Circular Economy approach in Israel. The vision of the National Israeli Action Plan for Circular Economy in the Industry is to facilitate the transition of the Israeli industry from resource-intensive and import-dependent production into competitive production, which is based on circularity, innovation and resource efficiency. The action plan aims to facilitate this transition by adjustment of regulation towards circularity, making relevant knowledge accessible and providing financial support where needed. The roadmap will focus upon three industrial sectors which have the largest potential to become circular and thus have a major effect on the environment: Construction and infrastructure, Packaging, Chemistry and Pharma. Two cross-cutting themes embedded in the three focal sectors above are recycling and innovation.
The MoEP, MoEI and Ministry of Finance established a Resource Efficiency Center which became operational in March 2020. The aim of the Center is primarily to improve the environmental performance of Israeli industry and to increase the industry’s competitiveness. The Center carries out research, develops tools and professional guides, organizes targeted seminars and courses and provides consulting services to the industry on how to improve resource efficiency and implement innovative technologies and environmental solutions at source.
The MoEI, together with the MoEP, is promoting an Industrial Symbiosis Pilot in Israel. The aim is to foster utilization of industrial waste, byproducts and gaseous emissions from industrial plants as raw material at other plants. Four companies are competing in the pilot project, in different regions of the country, operating advanced technologies to aid the symbiosis transactions. The division of the country into four regions will generate significant activity throughout the country, while building expertise and providing solutions at the local level. The pilot project ended in March 2020, and, following its evaluation, the MoEI will work to promote a long-term national project to promote symbiosis through one or two of the companies.

BALANCE OF PAYMENTS AND FOREIGN TRADE
Balance of Payments
Israel’s balance of payments consists of: (i) the current account, which measures the trade balance (receipts and payments derived from the sale of goods and rendering of services), balance of primary income and balance of secondary income (current transfers) and (ii) the capital and financial accounts, which reflect borrowing by the Government and the private sector, foreign direct investment in Israel and investment by Israeli residents abroad, as well as assets and liabilities of commercial banks.
In 2020, the shekel continued to appreciate in real terms following the trend in 2019. This continued increase was primarily attributable to the increase of the surplus in the current account, the increase of foreign investment and the depreciation of the dollar.
In recent years, services exports have been becoming a larger portion of Israel’s exports than goods exports. In 2020, goods exports and services exports constituted 52.6% and 47.4% of all exports, respectively, compared to 69% and 31%, respectively, in 2010.
In 2020, exports increased by 0.1% while imports contracted by 8%. Exports comprised 28.3% of GDP and imports comprised 23.9% of GDP in 2020. The growth of exports despite the contraction of GDP in 2020 was attributed to the increase in in business services, namely high-tech products which grew by 10.8%, and the increase of goods by 4.4% while tourism declined sharply moderating the total growth of exports.
The decrease of imports is consistent with the negative growth of private consumption, reflecting the decline in demand for consumer goods and the rise in the saving rate.
The increase in exports along with the sharp decline in imports led to a significant expansion of the surplus in the current account.
Current transfers, which include assistance furnished by the United States, German reparations and personal and institutional remittances, increased by 1.3% in 2020 to $12.2 billion from $12.08 billion in 2019.
Israel’s net international investment position (foreign assets minus liabilities to foreigners) has been in surplus since 2006. At the end of 2020, the net international investment position stood at $189.8 billion (47% of GDP), compared to $157.5 billion in 2019 (39.9% of GDP), $136.1 billion (36.8% of GDP) in 2018, $144.4 billion (40.9% of GDP) in 2017 and, $105.5 billion (33.1% of GDP) in 2016.
Foreign currency reserves held at the Bank of Israel, in nominal USD terms, have increased significantly over the past decade, growing from $69.8 billion at the end of 2010 to $173.2 billion at the end of 2020 and $198.3 billion as of May 2021. In 2020 the Bank of Israel purchased $21.2 billion as the Shekel appreciated significantly in 2020. In terms of percent of GDP, reserves grew rapidly from approximately 29.4% of GDP in 2010 (year average) to 48.3% as of May 2021.
Developments in currency reserves have been led in large part by Bank of Israel policy. Between March 2008 and August 2009, the Bank of Israel conducted daily purchases of foreign currency to raise the level of reserves. After the target level was achieved in August 2009, the Bank of Israel ended its scheduled purchasing policy and began a policy of intervening in the foreign exchange market on a discretionary basis in events of unusual movements in the exchange rate that are inconsistent with underlying economic conditions, or when conditions in the foreign exchange market are disorderly, which remains the Bank of Israel’s policy as of June 2021.

Table No. 15
Balance of Payments(1)
(In Millions of Dollars)
	2016	2017	2018	2019	2020
Current Account Receipts
Exports of goods and services . . . . . . . . . .	95,664	101,792	110,219	115,502	114,139
Income from abroad . . . . . . . . . . . . . . . . .	11,455	13,207	15,025	14,621	12,607
Current transfers. . . . . . . . . . . . . . . . . . . .	12,213	11,584	11,652	12,076	12,213
Total current account receipts . . . . . . . . . . . . .	119,331	126,583	136,896	142,199	138,959
Payments
Imports of goods and services . . . . . . . . . .	90,248	97,600	107,817	107,347	96,512
Income to foreigners . . . . . . . . . . . . . . . . .	14,336	14,982	15,290	16,901	16,823
Current transfers. . . . . . . . . . . . . . . . . . . .	2,973	3,722	3,844	4,195	4,982
Total current account payments . . . . . . . . . . . .	107,557	116,304	126,952	129,443	118,317
Balances
Trade in goods and services . . . . . . . . . . . .	5,416	4,192	2,402	7,156	17,627
Net income. . . . . . . . . . . . . . . . . . . . . . . .	-2,881	-1,774	-265	-2,280	-4,217
Net current transfers . . . . . . . . . . . . . . . . .	9,240	7,862	7,808	7,881	7,232
Current account balance. . . . . . . . . . . . . . . . .	11,774	10,279	9,944	12,757	20,642
Capital Account
Capital account balance . . . . . . . . . . . . . . . . .	2,174	1,844	1,569	1,614	1,444
Financial Account Investments abroad by Israelis
Direct investment	14,579	7,624	6,087	8,690	6,375
Portfolio investment	1,615	4,333	7,183	6,439	16,170
Other investments	3,260	9,693	1,009	5,919	8,582
Financial derivatives (net)	-553	1,354	61	-1,222	1,264
Reserves assets (net)	8,529	8,080	5,275	6,445	37,777
Total investments abroad	27,428	28,375	19,614	26,271	70,168
Investments by Foreigners in Israel
Direct investment	11,988	16,893	21,515	17,363	24,283
Portfolio investment	2,972	1,945	-3,091	-26	18,933
Other investments	2,839	-3,059	604	4,019	987
Total investments in Israel	17,799	15,779	19,027	21,356	44,203
Net Financial Transactions
Direct investment	2,590	-9,268	-15,428	-8,673	-17,909
Portfolio investment	-1,357	2,387	10,274	6,465	-2,762
Other investments	421	12,752	405	1,900	7,596
Financial derivatives (net)	-553	-1,354	61	-1,222	1,264
Reserves assets (net)	8,529	8,080	5,275	6,445	37,777
Financial Transactions Balance	9,630	12,596	587	4,915	25,965
Statistical errors and omissions	-3,915	472	-10,926	-9,456	3,879

(1)
Many of the Balance of Payments figures are based on temporary estimations and are therefore subject to significant adjustments over time.

Source:   Central Bureau of Statistics

Foreign Trade4
Exports of goods5 and services are a crucial element of Israel’s economy overall performance and competiveness. In 2020, Israeli exports of goods and services reached $114.0 billion and the total import of goods and services reached $96.6 billion, creating a trade surplus of $17.4 billion, following a trade surplus of $7.4 billion and $2.4 billion in 2019 and 2018, respectively. The annual growth rate of exports of goods and services in 2020 stood at -1.5% after a growth rate of 5.0% and 8.2% in 2019 and 2018, respectively. Services continue to represent a large share of Israel’s exports and in 2020 constituted 47.2% ($53.8 billion) of total exports, while goods constituted 52.8% ($60.18 billion) of total exports. Exports of goods grew by 0.1% and exports of services declined by 3.0% in 2020. Imports of goods and services declined by 10.9% in 2020, following a growth of 0.5% in 2019. Imports of goods declined by 6.9% in 2020, and imports of services declined by 20.3% in 2020. The decline in Israel’s exports of goods and services is mainly a result of the economic effects of the COVID-19 pandemic, which negatively impacted some trade in goods, travel services and services derived from the sale of start-up companies’ intellectual property (“IP”).
In 2020, the United States remained Israel’s top export destination for goods, amounting to $10.3 billion. China is Israel’s second top export destination, amounting to $4.0 billion, and the United Kingdom is the third top destination, amounting to $3.6 billion. As to trading blocs, the European Union6 remains Israel’s biggest export market. Israeli exports of goods to the European Union declined by 13.2% in 2020. The European Union is also the primary source for imports into Israel, amounting to $21.7 billion in 2020.
The composition of Israel’s trade in goods reflects the nature of its economy. In 2020, exports of goods consisted primarily (88.3%) of manufactured goods sector (industrial exports), which includes the dominant high-tech sector, declined by 5.5% in 20207. Raw materials, investment goods, fuels and diamonds comprised 75.8% of imported goods.
Trade in services continues to constitute a large part of Israel’s foreign trade. In 2020, the majority (87.0% or $47.1 billion) of Israeli exports of services was from the “Other business services” sector, which includes research and development, information services, telecommunication services, computer-related services and services between related enterprises. This sector grew by 8.5% in 2020, after an increase of 11.6% and 17.7% in 2019 and 2018, respectively. The decline in the growth rate of exports of “other business services” in comparison to previous years was mainly due to a decline in services derived from the sale of start-up companies’ IP as a result of the economic effects of the COVID-19 pandemic. The second largest sector of Israel’s exports of services was travel services, which declined by 65.9% in 2020 compared to 2019 and reached $2.6 billion. The decline in travel services was due to the COVID-19 pandemic, which influenced the travel industry globally. In 2019, the United States remained Israel’s top services exports destination (41.2% of total exports of business services), followed by the European Union (19.7% of total export of business services). “Other business services” comprised 66.7% of imported services and grew by 13.7% in 2020. Transportation services comprised 22.3% and travel services comprised 7.2% of imported services. In 2019, the United States was the largest provider of imported “Other business services” to Israel (28%), followed by the European Union (21.7%).

4
Figures in this section are adjusted to BoP.

5
Trade of goods by country statistics in this section exclude diamonds and are by country of origin. This is due to the fact that the Israeli added value in the diamonds industry is low compared to the average added value in industrial goods, as well as the high volume and prices of diamonds.

6
The United Kingdom is included in Israel’s trade statistics with the European Union for the year 2020.

7
Not adjusted to BoP.

Table No. 16
Exports of Goods by Major Groups
(In Millions of Dollars, F.O.B.)
	2016	2017	2018	2019	2020
Agriculture(1)
Seasonal crops	501	483	472	438	355
Fruits	417	496	430	450	434
Other	232	238	243	236	242
Total	1,151	1,217	1,145	1,125	1,031
Industrial (excl. polished diamonds)
Mining and quarrying	242	210	211	255	189
Food, beverages and tobacco	959	1,052	1,168	1,065	1,124
Textiles, clothing and leather	791	844	878	893	922
Wood, furniture, cork, paper and printing	480	462	477	431	428
Chemicals and refined petroleum	7,690	8,630	10,187	12,958	11,980
Pharmaceutical products	6,906	7,515	5,840	3,135	1,858
Rubber and plastics	2,058	2,214	2,337	2,229	2,231
Basic metal products	546	627	691	589	655
Metal manufacturing assembly, machinery and equipment	5,948	5,583	6,281	6,155	5,889
Electronic components and computers, medical and optical equipment	12,878	12,038	13,458	13,083	13,585
Electrical equipment	1,095	1,157	1,157	1,126	1,170
Transport equipment	2,912	3,459	2,625	2,930	2,516
Jewelry	612	620	512	691	550
Other non-metallic mineral products	434	456	370	366	308
Miscellaneous	128	104	155	165	128
Total	43,758	45,231	46,347	46,070	43,535
Diamonds(1)	15,660	14,702	14,459	11,314	5,472
Diamonds (net)(2)
Polished	4,703	4,493	4,559	3,404	3,876
Rough	2,704	2,233	2,263	1,440	922
Total	7,408	6,726	6,823	4,844	4,798
Total(2)	52,316	53,174	54,315	52,039	49,364
Other goods(2)	4	9	3	7	53
Returned goods	-132	-119	-180	-142	-111
Total (net)(2)(3)	52,188	53,064	54,138	51,903	49,306

(1)
Gross exports.

(2)
Net exports equal total gross exports less goods returned to Israeli exporters.

(3)
Excludes trade with the West Bank and Gaza.

Source:   Central Bureau of Statistics.

Table No. 17
Imports of Goods by Major Groups
(In Millions of Dollars, C.I.F.)(1)
	2016	2017	2018	2019	2020
Consumer Goods
Transportation equipment	2,412	1,885	2,263	2,551	2,147
Furniture and electrical equipment	3,158	3,235	3,333	3,871	4,327
Other	350	373	401	494	509
Durable goods (total)	5,920	5,492	5,997	6,916	6,983
Food, beverages and medicines	3,115	3,408	3,684	4,306	4,764
Clothing and footwear	2,088	2,220	2,390	2,465	2,140
Household utensils	782	858	1,076	1,333	1,341
Other	1,429	1,687	1,569	2,161	2,720
Non-durable goods (total)	7,415	8,172	8,719	10,265	10,966
Total	13,335	13,664	14,716	17,181	17,950
Agriculture	790	922	978	1,227	1,285
Raw food products	2,398	2,478	2,640	2,698	2,798
Fabrics	587	606	628	639	659
Wood and related products	553	599	642	569	601
Chemical products	4,300	4,857	5,191	4,955	5,284
Rubber and plastics	2,299	2,544	2,755	2,535	2,474
Paper-making material	709	737	845	731	667
Iron and steel	1,933	2,198	2,835	2,703	2,509
Precious metals	161	178	201	147	145
Non-ferrous metals	684	783	859	825	838
Machines and electronics	10,730	10,197	10,938	11,952	11,349
Other industries	2,061	2,390	2,482	2,473	2,775
Fuels	5,843	7,602	9,838	9,174	5,527
Total	33,048	36,090	40,832	40,627	36,912
Diamonds (net)	6,532	5,755	5,684	3,845	3,371
Investment Goods
Machinery and equipment	7,491	8,413	8,636	6,905	7,168
Transport vehicles(2)	4,188	3,674	3,985	4,339	3,615
Ships and aircraft	539	501	1,522	2,741	348
Total	12,21	12,586	14,143	13,986	11,131
Other goods	60	63	390	212	246
Returned goods	-129	-152	-122	-149	-124
Total (net)(3)(4)	65,065	68,008	75,645	75,703	69,484

(1)
Due to changes in classification, there are updates to figures reported in previous years.

(2)
Excluding ships and aircraft.

(3)
Net imports equal total gross imports less goods returned to the suppliers.

(4)
Excludes trade with the West Bank and Gaza.

Source:   Central Bureau of Statistics.

Table No. 18
Exports of Goods by Region
(In Millions of Dollars, F.O.B., Except Percentages)(1)
	2016		2017		2018		2019		2020
Americas . . . . . . . .	19,988	33.0%	19,639	32.1%	19,658	31.7%	18,762	32.1%	15,682	31.3%
USA . . . . . . . . .	17,589	29.0%	17,046	27.9%	16,696	27.0%	15,964	27.3%	13,078	26.1%
Other America . . .	2,399	4.0%	2,593	4.2%	2,962	4.8%	2,798	4.8%	2,604	5.2%
Europe . . . . . . . . . .	19,481	32.1%	22,277	36.4%	21,923	35.4%	21,282	36.4%	17,559	35.1%
EU . . . . . . . . . .	15,759	26.0%	18,307	29.9%	17,570	28.4%	17,329	29.6%	14,672	29.3%
EFTA . . . . . . . .	1,524	2.5%	1,513	2.5%	1,411	2.3%	1,145	2.0%	505	1%
Other Europe . . .	2,198	3.6%	2,458	4.0%	2,942	4.7%	2,808	4.8%	2,382	4.8%
Asia . . . . . . . . . . .	15,612	25.8%	13,583	22.2%	15,332	24.7%	13,470	23.0%	11,324	22.6%
Africa . . . . . . . . . .	885	1.5%	915	1.5%	847	1.4%	731	1.2%	580	1.2%
Oceania . . . . . . . . .	568	0.9%	642	1.0%	600	1.0%	590	1.0%	539	1.1%
Other . . . . . . . . . .	4,039	6.7%	4,096	6.7%	3,591	5.8%	3,673	6.3%	4,355	8.7%
Total . . . . . . . . . . .	60,573	100.0%	61,152	100.0%	61,951	100.0%	58,508	100.0%	50,039	100%

(1)
Gross exports (including diamonds returned by importers abroad and other returns to exporters in Israel).

Source:   Central Bureau of Statistics.
Table No. 19
Imports of Goods by Region
(In Millions of Dollars, C.I.F., Except Percentages)(1)
	2016		2017		2018		2019		2020
Americas	9,417	14.3%	9,437	13.6%	11,028	14.4%	13,110	17.1%	9,855	14.1%
USA	8,076	12.3%	8,085	11.7%	9,755	12.7%	11,745	15.3%	8,620	12.3%
Other America	1,341	2.0%	1,352	2.0%	1,273	1.7%	1,365	1.8%	1,235	1.8%
Europe	35,515	54.0%	38,498	55.7%	43,567	56.9%	37,492	48.9%	36,737	52.5%
EU	27,363	41.6%	28,472	41.2%	31,625	41.3%	27,678	36.1%	27,133	38.8%
EFTA	4,468	6.8%	5,748	8.3%	8,125	10.6%	5,848	7.6%	5,465	7.8%
Other Europe	3,685	5.6%	4,278	6.2%	3,817	5.0%	3,967	5.2%	4,138	5.9%
Asia	17,322	26.3%	17,814	25.8%	18,784	24.5%	17,296	22.6%	17,661	25.1%
Africa	239	0.4%	255	0.4%	300	0.4%	350	0.5%	323	0.5%
Oceania	198	0.3%	163	0.2%	191	0.2%	259	0.3%	201	0.3%
Other	3,114	4.7%	2,979	4.3%	2,742	3.6%	8,168	10.6%	5,230	7.5%
Total	65,805	100.0%	69,145	100.0%	76,611	100.0%	76,675	100.0%	70,007	100.0%

(1)
Gross imports (including un-worked diamonds returned to suppliers abroad and other returns to exporters abroad).

Source:   Central Bureau of Statistics.

Table No. 20
Merchandise Trade Indices
(Base Year: 2015 = 100)
	2016	2017	2018	2019	2020
Indices of Physical Volume
Exports	97.3	94.9	94.2	89.9	82.2
Imports . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	110.1	108.9	112.4	115.0	112.1
Indices of Prices
Exports(1)(2)	97.4	99.0	102.8	102.5	98.7
Imports(1)(2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	96.0	101.0	107.8	103.5	99.7
Terms of Trade . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	101.5	98.0	95.4	99.0	99.0

(1)
Gross imports (including un-worked diamonds returned to suppliers abroad and other returns to exporters abroad).

(2)
Excluding ships and aircraft.

Sources:   Ministry of Finance (based on data from Central Bureau of Statistics).
AML/CFT/CPF Regime
Israel is committed to maintaining its robust Anti-Money Laundering and Counter-Terrorist Financing (AML/CFT) framework and has strong AML/CFT strategies in place. In 2002 Israel established the Israel Money Laundering and Terror Financing Prohibition Authority (IMPA), which is responsible for combatting money laundering and terror financing in Israel.
The Government has set the targeting of illicit proceeds as a primary objective in combatting serious and organized crime. Stemming from this, Government Decision no. 4618 (2006) was issued which requires all relevant agencies to co-operate and implement their activities on the basis of work plans adopted at the highest level by the Executive Steering Committee (the “ESC”). The ESC, headed by the Attorney General and comprised of the most senior representatives of law enforcement agencies (the Israel National Police, Israel Tax Authority, Israel Securities Authority, and IMPA) leads the country’s integrated AML/CFT strategy and policy to counter serious and organized crime, including the targeting of its proceeds. The ESC approves annual and multi-year work plans for all relevant agencies, defines priorities for implementation, and reports on progress to the designated committee of ministers. The ESC focuses on six principles: setting goals and coordinating policies; sharing of information and expertise between law enforcement authorities; proactively initiating activities (including proactive intelligence development, and the improvement of technological means to so do); integrating activities through operational co-operation; systematically making efforts to fight ML in new ways, combining available tools and sanctions (i.e. civil and supervisory procedures); developing best practices, removing barriers (e.g. initiation of legislation amendments); and improving operations through the sharing of operational experience and lessons learnt.
The Inter Agency Implementation Committee (IC) is the main operational body that implements the ESC’s policies and directives. The IC is comprised of Israel’s key AML/CFT agencies, including law enforcement authorities (the Israel Police, Tax Authority and Securities Authority), the financial intelligence unit (IMPA), Israeli Prison Service, Bank of Israel, Ministry of Economy and Industry and Ministry of Justice.
The National Bureau for Counter Terror Financing (NBCTF), housed within the Ministry of Defense (MoD), is responsible for countering terror financing and is a combined inter-ministerial effort against terrorist financing, and is responsible for outlining the national enforcement policy, conducting CFT risk assessment, and coordinating national CFT strategies and enforcement policies. The NBCTF also works to counter proliferation financing (“CPF”) and the Sanctions Bureau under the Ministry of Finance (MoF) co-ordinates the work regarding CPF strategy and CPF sanctions.

AML/CFT Legislation
Anti-Money Laundering Law
The Prohibition on Money Laundering Law (the “PMLL”) enacted in 2000 is the main act of legislation for Israel’s anti-money laundering (“AML”) regime. The PMLL covers four key elements of the AML regime:
(1)
Prevention: The PMLL is the primary legal instrument setting out the preventive measures (including customer due diligence, reporting, and record-keeping) which apply to the covered financial and designated non-financial business and professions (“DNFBP”) sectors in Israel. It empowers individual financial and DNFBP supervisors to enact rules for operational requirements of these preventive measures. The range of instruments includes regulations, orders, directives and circulars. In addition, where applicable, Israel relies on general sectoral-specific supervisory power to implement AML/counter financing of terrorism (“CFT”) preventive measures. The regime covers all financial institutions required by the Financial Action Task Force (the “FATF”) and includes banks, portfolio managers, insurance companies and agents, members of the TASE, provident funds and companies managing provident funds, providers of currency services, trading platforms and the postal bank. For DNFBPs, lawyers and accountants are subject to licensing requirements and have some AML/CFT obligations, but are not required to report suspicious transactions. Real estate agents are subject to a market entry licensing regime. Dealers in precious stones are covered under Israel’s AML/CFT system.

(2)
Criminal Sanctions: The PMLL establishes money laundering as a criminal offence, punishable by imprisonment and large fines. It also establishes a list of money laundering associated predicate offences.

(3)
Confiscation: The PMLL establishes both criminal and civil confiscation mechanism. Confiscation may be in addition to criminal sanctions.

(4)
IMPA: The PMLL established IMPA as Israel’s financial intelligence unit. In its main capacity, IMPA is the national center for the receipt and analysis of unusual and currency transaction reports and disseminates the results of such analysis to various authorities, as prescribed by the PMLL.

Since the enactment of the PMLL, Israel has enacted legislative amendments to meet the FATF international standards and any updates thereto. As of 2015, AML/CFT obligations apply to dealers in precious stones (which includes a reporting obligation to IMPA) and to lawyers and accountants for their activity in providing business services to their customers. In 2016 tax offences were added to the list of money laundering predicate offences. Several new laws and orders were enacted regarding the regulation and supervision of financial institutions and DNFBPs, such as 2016 Law for the Supervision of Financial Services Businesses. Israel introduced a new Counter Terrorism Law which came into force in 2016. In 2017, numerous amendments were made to the PMLL including changes to the definitions of money laundering offences, establishing IMPA’s authority to disseminate information to additional law enforcement agencies (“LEAs”) and to supervisors, lowering the threshold for cross border reporting, and amending the definition of beneficial ownership to align it with the FATF standards. The Reduction of Use of Cash Law came into force in 2019. In the first quarter of 2021, Israel adopted the Money Laundering Order for Financial Asset Service Providers which applies to virtual assets and virtual asset service providers, implementing the amendments to the FATF’s Recommendation 15. The Order will come into force in November 2021.
Counter Terrorism Law
Israel’s new Counter Terrorism Law was enacted in 2016 with the purpose of providing government agencies with adequate criminal law and administrative law tools in order to counter the terror threats that Israel faces. The new law ensures that Israel is on par with other countries leading the fight against terror and terror financing and that it meets the international standards set in this regard.
Reporting Suspicious Activity
The AML/CFT sector-specific Orders impose certain obligations on the financial institutions and DNFBPs. These Orders require obliged entities to report to IMPA two types of reports: (1) reports on transactions above a certain threshold and of a certain type (referred to as currency transaction reports), and (2) reports on unusual activities (referred to as unusual activity reports). In 2020, IMPA received 1,970,029 currency transaction reports and 112,241 unusual activity reports. IMPA disseminated these reports to the Israel National Police, Tax Authority, security agencies and to other financial intelligence units, all of which have been instrumental to Israel’s AML/CFT efforts. These have led to the successful investigation, prosecution and conviction of complex and significant money laundering and terrorist financing cases.
International Cooperation and Evaluation
Israel has been a member of the FATF since 2018. In addition, Israel is a member of the Egmont Group and a member of Moneyval (Council of Europe’s Committee of Experts on the Evaluation of Anti-Money Laundering Measures and the Financing of Terrorism), a FATF-Style Regional Body.
In 2018, Israel underwent a rigorous and comprehensive mutual evaluation of its AML/CFT regime. This process, conducted jointly by the FATF and Moneyval, included an “on-site” visit to Israel to assess the effectiveness of the AML/CFT regime, and a discussion at the October 2018 FATF plenary in which the joint FATF/Moneyval mutual evaluation report of Israel was adopted. In December 2018, with the publication of the mutual evaluation report, Israel became a full member of the FATF. Following the successful outcomes of its evaluation, Israel was placed in the FATF’s regular follow-up process. The follow-up report will be discussed by the FATF plenary in June 2022, and Israel will be able to request re-ratings for its technical compliance.
The results of Israel’s 2018 mutual evaluation determined that Israel has successfully demonstrated its strong commitment to combating money laundering and terrorist financing. The report found that Israel has achieved a high level of effectiveness for Immediate Outcome (IO) 6 (use of financial intelligence), IO.8 (confiscation), and IO.9 (TF investigations and prosecutions). Israel achieved a substantial level of effectiveness for IO.1 (assessment of risk, coordination and policy setting), IO.2 (international cooperation), IO.5 (legal persons and arrangements), IO.7 (ML investigations and prosecutions), and IO.10 (TF preventive measures and financial sanctions).
The report acknowledged that Israel achieves good results in identifying and responding to the risks it faces. It further established that Israel has a robust and effective AML/CFT regime. In particular, high results were achieved in the areas of ML/TF risk assessment and risk understanding; investigation and prosecution of ML and TF, including the use of financial intelligence; targeted financial sanctions related to terrorist financing; prevention of the misuse of legal structures; and domestic and international cooperation. The report notes that significant improvements are still needed to strengthen supervision and implementation of preventive measures. Additionally, the report found that with regards to technical compliance, Israel’s legal framework is particularly strong, with only some areas in need of significant improvement such as measures related to wire transfers, internal controls and financial institutions’ foreign branches and subsidiaries, and the full range of preventive measures and supervision for several DNFBPs.
The report further determined that Israel has strong and comprehensive national mechanisms to coordinate the development and implementation of AML/CFT policies and activities. All relevant national agencies cooperate, exchange information and conduct joint investigations. Emblematic of this shared responsibility is the establishment of an Intelligence Fusion Center, a joint intelligence body comprised of the Israel National Police, IMPA and the Israel Tax Authority whose purpose is to facilitate collaboration between agencies to produce integrated and high quality intelligence and make recommendations regarding which cases should be prioritized.
The report also found that the respective licensing and supervising authorities of financial institutions are responsible for AML/CFT compliance as a matter of prudential supervision. Licensing procedures in the financial market are broadly in line with the relevant EU legislation and FATF recommendations, as are the arrangements for AML supervision for banking corporations, portfolio managers, insurers, provident funds, currency service providers, the postal bank and stock exchange members.
The mutual evaluation report included the following key findings:
•
Israel has strong, national AML/CFT co-ordination and includes all relevant competent authorities.

•
Israel has demonstrated its ability to identify, investigate and disrupt terrorist financing activity at an early stage using a wide range of effective instruments and mechanisms, as well as effectively prosecuting, and convicting those involved.

•
Israel’s highly effective use of financial intelligence largely contributes to the prosecution and investigation of all types of ML case and the quality of IMPA’s financial intelligence and analysis effectively supports the operational needs of law enforcement agencies.

•
Israeli authorities, including the financial intelligence unit and law enforcement, are successfully co-operating and using financial intelligence to pursue money laundering and terrorist financing investigations and prosecutions.

•
Authorities co-operate well with international counterparts and Israel actively makes and responds to requests for international cooperation.

•
Israel sets out confiscation of criminal proceeds and instrumentalities as a high-level priority and a policy objective and its results are in line with the country’s ML risk profile.

•
Financial institutions and their supervisors have a good understanding of the money laundering and terrorist financing risks they face.

•
Israel has developed an AML/CFT system that is sound and effective in many areas, and achieves good results in tackling money laundering and terrorist financing. The country has also achieved good results in understanding the risks it is exposed to, investigating and prosecuting money laundering and terrorist financing, including through the effective use of financial intelligence, depriving criminals of the proceeds of crime, and depriving terrorists and terrorist organizations of assets and instrumentalities.

Foreign Investment
The volume of foreign direct investment in Israel totaled approximately $24.3 billion in 2020, compared to $17.4 billion in 2019. From 2016 to 2020, the total volume of net foreign direct investment in Israel was approximately $48.7 billion. The volume of corresponding overseas direct investments by Israelis totaled approximately $6.4 billion in 2020, compared to approximately $8.7 billion in 2019.
Table No. 21
Nonresident Investment in Israel and Resident Investment Abroad
(Net Transactions in Millions of USD)
	2016	2017	2018	2019	2020
Nonresident Investment	17,802	15,780	19,024	21,357	44,203
By investment type
Direct Investment	11,988	16,893	21,515	17,363	24,283
Portfolio Investment	2,972	1,945	-3,095	-26	18,932
Other Investment	2,842	-3,059	605	4,020	987
Resident Investment abroad	27,428	28,375	19,615	26,270	70,167
By investment type
Direct Investment	14,579	7,624	6,087	8,690	6,375
Portfolio Investment	1,615	4,332	7,183	6,439	16,170
Other Investment	3,259	9,693	1,009	5,919	8,582
Reserve Assets	8,529	8,080	5,275	6,445	37,776
Financial Derivatives	-553	-1,354	61	-1,222	1,264
Net financial account	-9,626	-12,596	-591	-4,913	-25,965

Source:   Central Bureau of Statistics and Bank of Israel.

Foreign Exchange Controls and International Reserves
In recent years, net external (debt instrument) assets (external assets minus external debt) have increased dramatically, reaching a record level of $202.4 billion at the end of 2020. Foreign currency reserves grew from $70.9 billion at the end of 2010 to $173.3 billion at the end of 2020.
All activities and transactions in foreign currency between resident individuals, businesses and nonresidents have been permitted since January 2003.
The Bank of Israel and the Ministry of Finance took several measures in 2011, and again in 2017, to assist in facilitating the achievement of monetary and foreign exchange policy goals, which include increasing transparency and investor confidence, improving analytical abilities with respect to transactions in the foreign exchange market, and reducing short-term investments by foreign investors.
Reporting requirements established by the Bank of Israel apply to local banking entities (regardless of transaction volume), as well as financial intermediaries (including portfolio managers, TASE members, and certain foreign banks) and foreign residents that carried out a daily average of at least $15 million in Shekel-denominated intraday transactions in foreign exchange swaps and forward contracts, interest rate swaps, and inflation swaps in the prior twelve months. The reporting requirements include a daily report on the details of every conversion transaction between Israeli currency and foreign currency and every transaction involving Israeli currency in foreign currency, index, and interest rate derivatives to be submitted not later than one trading day after the trade was executed, as well as a monthly report of the inventory of such open trades, which is to be submitted no later than one trading day after the end of each month being reported.
Table No. 22
External Assets and Liabilities (Debt Instruments)
(End-year Balances in Millions of USD)
	2016	2017	2018	2019	2020
External Debt
Public sector . . . . . . . . . . . . . . . . . . . . . . .	27,692	31,921	36,539	39,356	62,233
Private sector . . . . . . . . . . . . . . . . . . . . . . .	44,945	44,305	44,895	49,998	51,567
Banking system . . . . . . . . . . . . . . . . . . . . .	14,490	13,856	12,872	13,846	16,608
Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	87,127	90,082	94,306	103,200	130,408
External Assets
Public sector . . . . . . . . . . . . . . . . . . . . . . .	101,415	115,691	118,023	128,816	176,144
Private sector . . . . . . . . . . . . . . . . . . . . . . .	89,714	102,269	98,938	104,925	116,472
Banking system . . . . . . . . . . . . . . . . . . . . .	30,146	36,285	33,705	39,716	40,248
Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	221,275	254,245	250,666	273,457	332,864
Net External Debt . . . . . . . . . . . . . . . . . . . . . . .	-134,148	-164,163	-156,360	-170,257	-202,456

Source:   Bank of Israel
Table No. 23
Foreign Currency Reserves at the Bank of Israel (Annual Average, Millions of Dollars)(1)
2016	2017	2018	2019	2020
95,777	107,567	115,398	119,548	173,297

(1)
Includes the Allocation of Special Drawing Rights by the IMF to member countries and the balance of Israel’s reserve tranche in the IMF (both of which were excluded in previous annual reports).

Source:   Bank of Israel.

Foreign Exchange Rates
The Bank of Israel Law, Section 4(3), stipulates that a function of the Bank of Israel is to support the orderly activity of the foreign currency market in Israel. In August 2009, the Bank of Israel announced that it would act in the foreign exchange market in the event of unusual movements in the exchange rate or abnormalities in the foreign exchange market that do not reflect economic fundamentals (see “The Financial System — Bank of Israel,” below). From August 2011 through March 2013, the Bank of Israel did not intervene in the foreign exchange market. However, since April 2013, the Bank of Israel intervened in the foreign exchange market as part of the implementation of its monetary policy. In addition, in May 2013, the Monetary Committee of the Bank of Israel announced a multiyear foreign exchange purchase plan which aimed to offset the effect of Israel’s natural gas production on the exchange rate. Under the multiyear plan, the Bank of Israel purchased foreign currency in line with its assessment of the effect of natural gas production on the balance of payments. Between 2013 and 2018, the Bank of Israel purchased a total of $13.5 billion as part of this plan and in November 2018 the end of this plan was announced.
Since March 2008, the Bank of Israel has purchased a total of $110 billion in the foreign exchange market.
Table No. 24
Average Exchange Rates
(NIS per Currency Unit)
	2016	2017	2018	2019	2020
U.S. dollar	3.841	3.600	3.595	3.565	3.442
British pound sterling	5.206	4.635	4.798	4.554	4.413
Euro	4.250	4.061	4.245	3.992	3.923
Japanese yen	3.538	3.210	3.256	3.270	3.223
Source:   Bank of Israel.

THE FINANCIAL SYSTEM
Bank of Israel
The Bank of Israel, established in 1954, is the country’s central bank and functions independently of the Government. It is responsible for formulating and implementing Israel’s monetary policy. The Bank of Israel also manages foreign exchange reserves, supports the orderly activity of the foreign currency market in Israel, regulates the Israeli payment and clearing systems, supervises and regulates Israel’s banking system, and issues bank notes and coins. The Governor of the Bank of Israel, who is appointed by the President of the State after receiving the recommendation of the Government, acts as an economic advisor to the Government. The current Governor of the Bank of Israel is Professor Amir Yaron, appointed in December 2018, after having served in the United States as a Professor of Finance at The Wharton School, University of Pennsylvania.
According to the Bank of Israel Law, which came into effect on June 1, 2010, the central objective of the Bank of Israel is to maintain price stability. The range of price stability is determined by the Government, in consultation with the Governor of the Bank of Israel. Since 2003, the Government’s target range for inflation has been 1% – 3% per annum. Additional objectives of the Bank of Israel are to support the stability and orderly activity of the Israeli financial system and to support other objectives of the Government’s economic policy, especially growth, employment and reducing social gaps, provided that the support does not prejudice the attainment of price stability over the course of time.
The Bank of Israel is autonomous in its actions, including determining its policy tools and their uses. To attain its objectives and discharge its functions, the Bank of Israel may: issue its own securities; perform, on the stock exchange or in another regulated market or off-market, an action or transaction of any kind that is customary in the capital, money and foreign exchange markets, including in the derivatives market, all of which apply to securities, currency, gold or any other asset or instrument as are customary in such markets (provided the purchase or sale of Government debentures whose maturity date exceeds thirteen months from the purchase or sale date, as the case may be, with the exception of repurchase transactions in such debentures, shall be executed in consultation with the Minister of Finance and in such manner that does not materially prejudice the ability to raise local debt to finance the Government’s activity); receive deposits from banking corporations; grant credit to banking corporations; under exceptional circumstances, grant credit to financial entities that are not banking corporations; and take any other action the Bank of Israel deems necessary.
As stipulated in the Bank of Israel Law, the Bank of Israel is not allowed to finance budget deficits or to lend money to the Government to finance its expenditures, including via direct purchase of Government debentures at issuance, except for temporary advances to bridge a gap in the Government’s cash flow in executing its budget (provided that the outstanding amount of such temporary advances at any time does not exceed NIS 10 billion and will not be extended for more than 150 days per year). The amount of such permissible temporary advances is updated on January 1 of each year, based on year-over-year changes in the CPI.
The Bank of Israel is the sole banker of the Government in its banking activity in Israeli currency. The Government may, however, obtain certain services (as agreed in a memorandum of understanding dated March 9, 2010 between the Government and the Bank of Israel) from others, provided this is done only to manage the Government’s debt and fiscal activity. The Bank of Israel is subject to internal limitations on the amount of investments it may make in a single country or financial institution. The majority of the Bank of Israel’s reserves are held in debt securities issued by foreign sovereign issuers.
As of October 2011, monetary policy and decisions on actions required to achieve the Bank of Israel’s objectives are determined by the Bank of Israel Monetary Committee as mandated by the Bank of Israel Law. The Monetary Committee is composed of three members who represent the Bank of Israel (the Governor of the Bank of Israel, as chairperson, the Deputy Governor, and a member of the Bank of Israel staff who is appointed by the Governor), and three members who represent the public and are appointed by the Government.
The Supervisory Council, whose duties are to supervise the orderly and efficient management of the Bank of Israel, was also appointed in late 2011. The Supervisory Council is composed of the Governor, the

Deputy Governor and five members appointed by the Government as representatives of the public. The Government also appoints one of the public representatives as the chairperson of the council.
Monetary Policy
Monetary Framework.   From the establishment of the State of Israel in 1948 until the end of 1991, the monetary framework in Israel was based on the exchange rate, with interest rate policy and other monetary instruments, including foreign exchange control, used to support the exchange rate regime. Following a number of years of volatile foreign exchange flows, at the end of 1991, the Bank of Israel and the Ministry of Finance began publicly announcing annual inflation targets, with the intention of reducing inflation gradually from the 15% – 20% range that had prevailed since the Economic Stabilization Program was introduced in 1985 to the low single-digit levels typical in developed countries. At that time, Israel was one of the first emerging market economies to adopt the inflation-targeting approach to monetary policy as a tool in reducing inflation. Initially, strict inflation targeting was compromised by retention of an upward sloping exchange rate target zone but, when inflation significantly exceeded its target in 1994, the Bank of Israel implemented more restrictive monetary measures to prevent inflation from reverting to its pre-1992 levels. The Bank of Israel’s tight monetary policy since 1994 and the effective abandonment of exchange rate management in 1997 were the key factors in attaining the current stable inflation environment in Israel. Between 1998 and 2003, the inflation target range was brought down gradually and has been set at the current range of 1% – 3% since 2003. From 2003 until 2008, actual inflation averaged 1.5%, toward the middle of the target range, with considerable year-to-year variation due primarily to short-term exchange rate pass-through effects and foreign price shocks, especially in the food and energy sectors.
Since 2008, monetary policy has been conducted against the backdrop of the global financial crisis which began in the summer of 2007 and worsened during 2008. Prior to September 2008, domestic economic activity was robust, although concerns over the worsening financial situation abroad, mainly in the United States, led to expectations of a recession. The Bank of Israel preemptively reduced the interest rate at the beginning of 2008 but, as expectations for deterioration of the Israeli economy did not materialize and inflationary pressures increased, during the third quarter of 2008, the Bank of Israel raised the monetary interest rate back to its previous level of 4.25%. In addition, in view of sharp local currency appreciation due in large part to the repatriation of foreign investments by Israelis, in March 2008, the Bank of Israel began to implement a plan to increase its foreign exchange reserves through direct purchases in the foreign exchange market. Starting in September 2008, in view of the escalating global crisis and growing signs of a major downturn in real activity, all of the considerations employed in interest rate decisions supported sharp reductions in the rate, which was cut to 2.5% at the end of 2008, followed by further cuts to 0.5% in April of 2009. In retrospect, the acute phase of the effects of the global financial crisis on the real economy in Israel lasted only two quarters, during the fourth quarter of 2008 and the first quarter of 2009, when real GDP growth was close to zero, but this was not known in real time. Only toward the end of 2009 did concern of continued severe recession abate. Key trends since 2009, including the impact of COVID-19, are as follows:
•
Steady and significant improvement in key labor market indicators, including higher labor force participation rates and lower unemployment, significantly stronger than in most other OECD countries. In 2019, real wages (in CPI terms) increased by 2% and nominal wages increased by 2.8%. In 2020 the COVID-19 pandemic caused massive disruptions in the labor market. The unemployment rate rose from 3.2% in February 2020 to a high of 5.4% in August 2020, then declined slightly, and stood at 4.8% as of the end of 2020. As of May 2021 the unemployment rate was 5.1%. Another measure of the unemployment rate that also includes workers furloughed due to COVID-19 and workers who could not re-enter the labor market due to COVID-19 rose from 3.2% in February 2020 to 35% in mid-April 2020. It decreased throughout the remainder of the year, and stood at 12.9% as of the end of 2020. As of May 2021 it was 9.8%.

•
A continued increase in real output growth real output growth relative to most other OECD countries. Output dropped by 2.6% in 2020 due to COVID-19, a much smaller drop than in most OECD countries.

•
A sharp increase in housing prices, in part due to a shortage of apartments relative to the rate of increase of new families and to the low level of returns on financial investments during the 2008 financial crisis and thereafter. Between December 2007 and December 2020, home prices increased by approximately 138% and by 104% in real terms (adjusted for the CPI). In 2020 housing prices increased by 4.2%.
•
Continuous declines in the Government debt-to-GDP ratio until 2017, and more expansionary fiscal policies in the areas of healthcare and education since 2016, reflecting the Government’s response to social needs. The public debt-to-GDP ratio rose slightly in 2018, but declined again and reached 60% in 2019. In 2020, the Government responded to the pandemic with economic rescue plans, which increased unemployment and other transfer payments and supported business. This expenditure, along with the reduction in tax revenues due to the reduced economic activity in 2020, caused the public debt-to-GDP ratio to rise to 72.4%.

•
A current account surplus in recent years. The surplus was 3.5% of national income in 2019. This increased to 4.9% of national income in 2020.

•
A trend of local currency appreciation (in terms of the nominal effective exchange rate), with temporary episodes of depreciation in 2012 and 2014 appears to stabilize during 2018. The nominal effective exchange rate appreciated by 8.1% in 2019, and by 4.7% in 2020, after depreciating by 2.6% in 2018.

•
Since the social protests in 2011, consumer awareness has increased in Israel, and with it the desire to lower the cost of living. In parallel with the measures adopted by the Government in recent years to achieve this goal, there has been a change in consumer behavior patterns in Israel reflected by exposure to online purchasing through domestic and international Internet sites. This has served to increase competition in the domestic tradable goods market, to lower prices, and to reduce markups.

Developments in inflation and real output growth may be grouped into five -periods: mid-2009 to mid-2011, a period of strong real GDP growth along with relatively high inflation; mid-2011 through mid-2013, a period of slower GDP growth — approximately 2% — and inflation within the target range; mid-2013 to 2015, a period of slower GDP growth of approximately 3%, reflecting accelerated growth in private consumption alongside stagnant investment and a slowdown in exports, with sharply declining inflation; 2016 to 2019, a period in which GDP growth stabilized around 3.5% (near the long term rate of growth), and the inflation rate was below the lower bound of the inflation target most of the time; and 2020, in which the COVID-19 global pandemic broke out, was characterized by a 2.6% drop in real output and an 0.7% decline in inflation.
For the mid-2009 to mid-2011 sub-period, real GDP growth averaged 5% and inflation increased to over 4% in 2011, due primarily to increases in global energy and food prices. The Bank of Israel followed the conventional approach in reacting to such exogenous supply side shocks by increasing the key policy rate only when there were indications that the initial shock to the price level may lead to inflationary dynamics, such as increases in measures of expected future inflation and increased wage demands. In light of the resumption of strong real growth by mid-2009, the Bank of Israel increased its rate gradually from the exceptionally low level of 0.5% to 1% by December 2009, to 2% by December 2010, and to a peak of 3.25% in mid-2011 in reaction to increased inflation. Various measures of expected inflation indicated that these rates remained firmly anchored within the inflation target range. Despite a widening gap between short-term interest rates in Israel and those in the major financial centers, the shekel did not appreciate during 2011, perhaps due to the increasingly uncertain geopolitical situation in neighboring countries and the related effect on Israel’s energy costs.
Starting in mid-2011, real GDP growth dropped sharply to 2%, impacted by the continued lack of recovery by Israel’s major trading partners and the prolonged Eurozone crisis, but Israel’s growth consistently exceeded the growth of major advanced economies. Unemployment in Israel continued its downward trend, implying a slowdown in productivity growth, similar to the productivity slowdown in the United States and some other advanced countries. Inflation returned to the target range by the end of 2011 as energy and commodity prices abroad stabilized. In light of the slowdowns in both inflation and growth, the Bank of Israel reduced its key interest rate several times beginning in September 2011 from a level of 3.25% to a level of 1.75% by January 2013, and maintained a 1.75% level until mid-May of 2013.
Another key feature of the mid-2011 to mid-2013 period was the development of Israel’s natural gas findings and the start of local production of natural gas from the Tamar reservoir in April 2013. Along with renewed current account surpluses from the start of 2013, even prior to reductions in oil imports, the shekel began to strengthen in mid-2012. The Bank conducted intermittent foreign exchange intervention to partially offset forces for local currency appreciation. From January through May of 2013, the effective exchange rate of the shekel appreciated by about 4.5%, raising some concern about the profitability of exports and employment in the export sector. Accordingly, on May 13, 2013, the Bank of Israel announced a reduction of its key policy rate to 1.5% and introduced its plan to commence a program of foreign exchange purchases intended to offset the reduction in demand for foreign exchange resulting from the substitution of imported fuel made possible by the local gas production. Additionally, near the end of May 2013, the Bank of Israel announced that it would further reduce the interest rate to 1.25%, effective June 2013. The measures undertaken in May 2013 succeeded in slowing the rapid appreciation of the shekel.
In view of the risks embodied in the rapid rise of home prices and the expansion of housing credit, the Bank of Israel’s Banking Supervision Department implemented macroprudential measures with regard to banks’ mortgage loans in order to support financial stability. These measures included: redefining housing credit extended to organized purchasing groups as credit extended to the construction industry instead of households’ mortgages, requiring banks to meet stricter credit standards; increasing the capital provision requirement against high loan-to-value mortgages; requiring the re-examination of risk management in the housing credit portfolio; demanding a higher capital provision against variable-interest loans; in 2011, limiting variable-rate mortgages to one-third of the total housing loan granted to a borrower; and in 2012, limiting the loan-to-value ratio of mortgages.
The key development affecting monetary policy since the second half of 2013 has been the significant drop in actual inflation and inflation expectations, coupled with slower growth, corresponding drops in short-term interest rates, and decreases in longer-term interest rates. Actual CPI inflation was negative or close to zero at -1% in 2015, -0.2% in 2016, -0.4% in 2017, 0.8% in 2018 and 0.6% in 2019. In 2020, the inflation rate was -0.7% — below the lower bound of the inflation target. The CPI minus energy, fruits and vegetables decreased by 0.4%. The inflation rate in the second half of 2019 was significantly more moderate than in the first half of the year or the previous year. This was in line with the trend of appreciation of the shekel. The moderation was also in line with a slight slowdown in the pace of wage increases. In recent years, other than a period of about a year from mid-2018, the inflation rate has been below the inflation target range. However, there has been a marked increase from the negative values that were prevalent in 2015 and 2016. The low inflation rate in recent years is mainly due to the appreciation of the shekel and increased competition against the background of technological improvements. In contrast, the demand side remained strong. Inflation in 2020 was significantly impacted by the COVID-19 crisis: Inflation was negative throughout most of the year, and declined overall by 0.7%. The main force working to lower inflation included the declines in global energy and food prices and in activity and demand in the economy.
From 2014 to 2020, the inflation rate in Israel was lower than in most OECD member countries. These findings are consistent with the assessment that a significant portion of the decline in Israel’s inflation rate had to do with the strengthening of the shekel, and less to do with the trickle down of global price declines. Another possible cause of the gap between the inflation rates is that the transition to equilibrium with a higher level of competition is taking place later in Israel than in other OECD economies. In addition, it is reasonable to assume that at the point of departure, the Israeli economy had a lower level of competition than other economies. For instance, it is likely that in countries with open land borders, domestic importers had less power than in Israel. Fiscal policy was expansionary from 2015 to 2019. The central Government’s deficit in 2019 was 3.7% of GDP. In 2019 the deficit of the general Government, which includes the central Government, the National Insurance Institute, the Local Authorities and a number of other small public organizations, was higher than 4% of GDP for the second consecutive year. The increase in Government expenditure reflected a change in policy that began with the establishment of the Government in 2015, after the previous Government engaged in fiscal consolidation, and was intended to improve the level of public services and to increase transfer payments.
In 2020, due to the effects of the COVID-19 pandemic and the policy responses to it, the Israeli economy GDP decreased by 2.6%. Private consumption dropped by 9.5% and investment dropped by 1.6%, while government consumption rose by 2.7%. Exports also rose by 0.7%, despite the significant drop in world trade, due in large part to the strength of Israel’s high-tech services exports. In total, domestic uses dropped by 3.7%. The current account surplus rose to 5%, well above the 2016-2019 average of 3%, showing that much of funds not spent due to the reduction in private expenditure were instead shifted to private savings. The Government deficit rose to 11.6% of GDP, primarily due to spending on COVID-19 support programs, including expanded unemployment benefits and financial support for businesses.
From mid-2013 to mid-2014, the shekel continued to appreciate in effective terms. In the third quarter of 2014, there was a sharp depreciation caused by temporary increased domestic and geopolitical uncertainty and interest rate reductions at the end of July and at the end of August by the Bank of Israel. In September 2014, the Bank of Israel reduced the key policy rate to a then-historic low of 0.25%. In the fourth quarter of 2014, the shekel began to appreciate once more and actual inflation was below expectations, so the Bank of Israel reduced the key policy rate in March 2015 to the historically low level of 0.10%, nearing the so-called “zero lower bound” on nominal rates. In 2016, the shekel appreciated by 4.6% and continued to appreciate by 3.9% in 2017, in terms of the nominal effective exchange rate based on year-over-year December averages. In 2019, the nominal effective exchange rate appreciated by 8.1% in 2019 and by 4.7% in 2020. In January 2021, the Monetary Committee announced a change in the Bank’s foreign exchange market activity and declared a plan to purchase $30 billion in 2021.
Implementation of Monetary Policy.   The Bank of Israel’s principal instruments of monetary control are auctioned time deposits for banks, sales of Central Bank bills (“Makam”), and a discount window facility. Auctions for interest-bearing deposits are currently the main tools for implementing monetary policy and are similar to reverse repurchase agreements. The interest rates received by the banks are determined in such auctions. Maturities are overnight or one week. The auction of overnight funds and deposits of various maturities and the rates of interest determined in connection therewith are the key determinants of very short-term interest rates in Israel. The Bank of Israel utilizes the daily auctions primarily to offset flows, to and from the monetary base, of Governmental activities and foreign exchange market intervention. In the past, when the banking system was in a fundamental liquidity deficit, the Bank of Israel injected liquidity using monetary collateralized loans, which were allocated to the banking system by periodic auctions of a predetermined amount and were used in a manner similar to repurchase agreements. Since the resumption of foreign exchange intervention at the start of the global financial crisis (in 2008), the banking system has been in a fundamental liquidity surplus so the Bank of Israel has been absorbing liquidity rather than injecting it.
The Bank of Israel may also absorb liquidity by selling Makam, formally a liability of the Government but issued by the Bank of Israel for monetary purposes. Unlike Bank of Israel’s other monetary instruments, Makam securities are traded in the secondary market and are accessible by the investing public. Since the mid-1990s, the Bank of Israel has expanded the use of Makam issuances as a monetary instrument to absorb excess liquidity in the banking system. Since March 2007, the Makam market has enabled the Bank of Israel to actively increase liquidity in the banking system by reducing the issuance of Makam.
The discount window facility enables banks to obtain, at any time during the day, overnight loans to fill temporary funding needs (against suitable collateral) at a premium above the key policy rate or to deposit excess funds at a rate below the key policy rate. The key function of the discount window is to establish a rate “corridor” within which the rate on auctioned deposits is determined. This function is similar to the system used by the European Central Bank and a number of other central banks.
In 2008, the Bank of Israel resumed foreign exchange intervention after a ten-year hiatus. Although the objectives of interventions vary depending on the circumstances, objectives include increasing the level of foreign exchange reserves in the early stage of intervention, limiting the effect of the substitution of domestic natural gas for imported oil on the exchange rate in the past five years, and occasionally limiting local currency appreciation when the Bank determines that the exchange rate is not in line with macroeconomic fundamentals.
In 2016, inflation increased compared to 2015 but continued to be far below the target range. In light of repeated reductions of growth forecasts for the world economy, the Monetary Committee reduced the key policy rate to 0.1%, a near-zero level, in March 2015, and this level of interest rate remained for 2016. In November 2015, the Monetary Committee began using forward guidance, an unconventional monetary policy tool, announcing that the monetary interest rate would remain accommodative for a considerable time. At the same time, the Committee determined that there was no room to utilize other monetary tools (including negative interest rates or bond purchases); the decision was based on assessed economic health and uncertainty regarding the effectiveness and unexpected repercussions of using such tools. In April 2017, the Committee significantly changed the text of the forward guidance and announced that the accommodative monetary policy will continue as long as necessary in order to bring the inflation environment within the target range. In June 2018 inflation reached the target range and remained slightly above the lower bound and in November 2018 the Bank of Israel raised the interest rate to 0.25% from 0.1%. In December 2018 the annual inflation temporarily fell below the lower bound to 0.8%. In 2019, Annual inflation of the Consumer Price Index totaled 0.6% in 2019 — below the lower bound of the inflation target. The monetary interest rate did not change during the year, and with the exception of an increase of 15 basis points to 0.25% in November 2018, it has not changed for the past 5 years. However, starting in the second half of 2019, the expected interest rate path changed from upward to downward, in view of the worsening global conditions, monetary accommodation in the US and Europe, and the significant decline in annual inflation to below the target range.
During 2020, against the backdrop of the COVID-19 crisis and the associated economic challenges, the Monetary Committee implemented several tools with the goal of dealing with the crisis, including mitigating the adverse economic impact of the COVID-19 crisis, ensuring the continued orderly functioning of the financial markets, enhancing the pass-through from the Bank of Israel interest rate to market interest rates, and encouraging demand and inflation through easing credit conditions.
In March 2020, as the spread of infection in Israel and the rest of the world caused the economic situation to deteriorate and disrupted the financial markets, the Committee held a series of emergency meetings. The Bank of Israel increased liquidity in the financial markets by means of repo transactions, and executed swap transactions in order to provide liquidity in dollars to the financial system. The Committee decided in April 2020 to reduce the interest rate by 0.15% to 0.1%, its lowest level in history. During the second half of 2020, the interest rate remained unchanged at 0.1%. The July 2020 decision included, for the first time, a program to purchase NIS 15 billion of corporate bonds in the secondary market. In addition, the Committee decided to continue to incentivize the banks to extend credit to small businesses and to extend the type of assets that banks can accept as collateral. In October, the Committee announced the expansion of the government bond purchase program by NIS 35 billion. This program, was originally launched in March 2020, at which time it was decided to purchase NIS 50 billion in government bonds with the goal of reducing the cost of credit in the economy. The October decision also provided that the Bank of Israel would provide the banking system with loans at a negative interest rate of -0.1%, for the first time in Israel, on condition that they used the funds to expand loans to small businesses. The Bank of Israel continued purchasing foreign exchange throughout 2020. Alongside the monetary tools that the Committee implemented, the Banking Supervision Department at the Bank of Israel took several additional steps in the credit market.
Table No. 25
Selected Interest Rates(1)
	Short Term Credit to the Public in Local Currency		Average Interest on Daily Commercial Bank Deposits at the Bank of Israel(3)	SROs(2)(4)	Yield to Maturity of 12-month Treasury Bills
	Line of Credit(2)	Term Credit(2)
2016	7.3%	3.3%	0.1%	0.0%	0.1%
2017	7.3%	3.4%	0.1%	0.0%	0.1%
2018	7.5%	3.4%	0.1%	0.0%	0.2%
2019	7.1%	3.5%	0.2%	0.1%	0.3%
2020	6.9%	3.3%	0.1%	0.1%	0.1%

(1)
Effective interest rate (percent per year).

(2)
The data reflects the gross balance of all banking corporations registered in Israel.

(3)
The interest rate on daily deposits auctioned by the Bank of Israel.

(4)
Self-renewing overnight local currency interest-bearing bank deposits (“SROs”), excluding large negotiable SROs.

Source:   Bank of Israel.

Table No. 26
Monetary Indicators
(Percentage Change over Previous Period)(1)
	2016	2017	2018	2019	2020
Monetary Aggregates(2)
M1 (in millions of NIS annual average)(3)	305,966	348,251	392,550	421,417	508,658
M2 (in millions of NIS annual average)(4)	726,805	787,643	823,659	860,197	1,011,363
M1	23.7%	13.8%	12.7%	7.4%	20.7%
M2	10.3%	8.4%	4.6%	4.4%	17.6%
Public Sector Injection/GDP(5)	0.3%	-0.3%	0.1%	0.5%	1.5%
Bank Of Israel Injection/GDP(6)	-1.3%	-0.6%	-0.7%	-1.2%	-4.8%
Nominal Interest Rates
SROs(7)	0.0%	0.0%	0.0%	0.1%	0.1%
Unrestricted Credit in Local Currency(2)(7)	3.4%	3.5%	3.5%	3.5%	3.4%
U.S.$ Interest Rate (average, three month LIBID)	0.6%	1.1%	2.2%	2.2%	0.5%
NIS/U.S.$(during period)	-1.4%	-8.5%	7.1%	-7.4%	-6.6%
Real Yield To Maturity On 5 Year Indexed Government Bonds	-0.1%	-0.1%	-0.3%	-0.6%	-0.7%
Nominal Yield On Equities (during period)(8)	-11.1%	-1.2%	-3.9%	17.7%	-0.4%
Nominal GDP	4.9%	3.7%	4.8%	5.8%	-1.4%

(1)
Certain data herein are calculated based on annual averages and certain other data herein are calculated based on year-end figures.

(2)
Includes mortgage banks.

(3)
Currency in circulation plus demand deposits.

(4)
M1 plus self-renewing overnight deposit plus unindexed deposits of up to one year.

(5)
Contributions to monetary expansion.

(6)
Includes swap transactions, with respect to the redemption of Government bonds held by the Bank of Israel.

(7)
The data reflects the gross balance in all banking corporations registered in Israel.

(8)
Includes convertible securities and warrants. The data has been adjusted for dividend distributions and stock splits.

Source:   Bank of Israel.
Banking System
Introduction.   The banking system is well supervised and regulated, in accordance with international standards and practices set by the Basel Committee for Banking Supervision. Banking and merchant acquirer licenses are issued by the Governor of the Bank of Israel (the “BOI”). Banks and credit-card companies are supervised by the Banking Supervision Department (the “BSD”) of the BOI. The BSD is the primary regulator of Israeli banks and merchant acquirers and is headed by the Supervisor of Banks, an appointee of the Governor of the BOI. Two additional committees operate alongside the Supervisor of Banks: (1) the Licenses Committee, which advises the Governor of the BOI and the Supervisor of Banks in connection with establishing banking corporations, licensing bank branches, reviewing changes of control in banks, and ensuring the stability of banks where mismanagement has been found; and (2) the Advisory Committee, which advises on matters relating to the issuance of new banking business regulations. Another function assigned in recent years to the BOI, carried out by the BSD, is the licensing and supervising of acquirers that operate in the credit and debit card markets and provide payment services to merchants and consumers.
In recent years, the BSD has enhanced its supervision of the banking system and adjusted regulation in response to the changing operating environment. New technologies and innovative channels, systems and products have been integrated into the financial systems in the global markets, and the BSD and other financial regulators have prioritized the responsible implementation of these new technologies within the financial and banking system. This creates new risks in terms of scope and magnitude. The BSD has structured its function to accommodate for this change and to manage these risks, which include cyberattacks, client information leaks and IT computer outages.
Profile of the Banking System.   Israel has a concentrated banking system that is dominated by the two largest banking groups, Bank Hapoalim and Bank Leumi, which consist of 54.1% of all banking assets. At the end of 2020, there were 14 banking corporations registered in Israel, including nine commercial banks, one joint-service company and four foreign banks.
The five largest banking groups (Bank Leumi Le-Israel B.M., Bank Hapoalim B.M., Israel Discount Bank Ltd., Mizrahi Tefahot Bank Ltd. and The First International Bank of Israel Ltd.) comprise approximately 98.4% of the banking market in Israel. As of December 2020, there is also one small commercial bank that is unaffiliated with these banking groups. In addition, there are four branches of foreign banks that operate on a smaller scale: Citibank N.A., HSBC Bank PLC, Barclays Bank PLC and State Bank of India. Other major European foreign banks operate from offices in Israel, and engage in activities in the capital markets and render advisory services that do not require a banking license according to Israeli banking laws. In December 2020, a banking license was issued to a new digital bank, which became effective in March 2021 subject to certain limitations.
Israeli banking groups carry out wholesale and retail financial services, including investment banking and brokerage and capital market activities, which require abiding by certain restrictions in order to avoid conflicts of interest. In addition, the Israeli banks are limited in their investments in real companies. There are also limits on the structure and type of companies that can become controlling shareholders of banks.
Controlling Structure in Banks.
Banks can be controlled by a Core Controlling Group, or the holding of a bank can be widely dispersed among a broad shareholder base. In 2012, an amendment to the Banking Ordinance Act, 1941, and to the Banking (Licensing) Law, 5741-1981, came into effect, which allowed for a bank ownership structure without a Core Controlling Group. In addition, BOI issued a Principle Document to clarify the principles for a bank held by Shareholder Structures.
In December 2013, the Knesset enacted the Law for Promotion of Competition and Reduction of Concentration, 5774-2013, that sets restrictions on significant cross- sectorial holdings and control of a Real Corporation together with a Banking Corporation that constitutes a Significant Financial Entity (as defined by this law) and provides a transition period for pre-existing controlling shareholders.
Recent Regulatory Developments
From 2016 to 2020, certain regulations were implemented to enhance competition in the financial sector:
1.
The Divestiture of Credit-Card Companies.   In accordance with the increasing Competition and Reducing Concentration Banking Market Law (Law Amendment) 5777 – 2017 (the “Strum Law”), the two largest banks, Bank Hapoalim and Bank Leumi, were required to divest their credit -card holdings (Isracard Group and Leumi Card Ltd., respectively). These credit-card companies now operate as separate non-bank credit providers and merchant acquirers and compete with banks for providing credit to SMEs and retail customers.

Bank Hapoalim and Bank Leumi are permitted to continue to issue credit cards, but must process the credit cards that they issue during three years (starting two years after the law came into force) with at least two different credit-card companies. In addition, four years after the divestment, the banks are required to decrease the amount of the cards’ credit lines that is extended by the banks by 50% by January 2024.
2.
Supervisory Reforms in the Merchant Acquirer Market.   The merchant acquirer market consists of three credit-card companies: Isracard, CAL and MAX. Beginning in 2015, the BSD took action to remove barriers to entry for new entrants. These actions were intended to ease the licensing process by introducing a contingent merchant acquirer license (within six months of submitting an application). The BSD sought to reduce the market’s barriers of entry by:

•
Making the licensing process shorter and more efficient, providing greater regulatory certainty with regards to obtaining a license prior to an entity making a substantial investment in technology and hiring, as well as easing both the connection to the local payment card system (Shva) and the receipt of licenses from the International Credit-Card Schemes;

•
Significantly reducing the minimum capital requirements to only NIS 1 million in starting capital for a new merchant acquirer; and

•
Enacting more lenient regulations in the areas of corporate governance, risk management, and other areas for entities that do not have a significant impact on the stability of the financial system and the payment system.

In April 2017, BOI issued a merchant acquirer license to TRANZILA Ltd, which is the fourth merchant acquirer licensed in Israel’s merchant acquiring market. Though it has not yet started operations, TRANZILA’s entry into the merchant acquirer market represents a major step in promoting and increasing competition in the payment sector and credit market, which is intended to benefit small and medium businesses and households. In May 2018, BOI issued a merchant acquirer license to Cardcom Acquirer, Ltd., the fifth merchant acquirer to operate in Israel.
In February 2018, the BSD released a document that articulated the criteria and general conditions for an applicant seeking a permit to control or hold controlling means of a credit-card company or a merchant acquirer that can be made up of a group that includes a number of the aforementioned permitted types of entities. A credit-card company or merchant acquirer can also be owned by public stockholders or a combination of public stockholders and the aforementioned permitted types of entities.
3.
Issuance of Limited Bank Licenses.   In June 2018, BOI published a policy that regulates and simplifies the process of establishing a bank and creates regulatory certainty in the early stages of the licensing process for anyone interested in establishing a bank. The licensing process allows an applicant to obtain a limited license within six months. The limited license will allow the applicant to manage limited deposit and credit provision activities. The process also enables the applicant to complete more complex actions, such as raising capital, recruiting employees, investing in infrastructure and computer systems and closing regulatory gaps after the bank is established and has started operating.

4.
Changes to bank licensing process.   Since 2018, a designated team at the BSD provides close guidance to any entrepreneurs in the process of establishing a bank. The BSD has lowered the initial capital requirement and the regulatory capital requirements and revised its Proper Conduct of Banking Business directives to enable the digital provision of all banking services.

5.
A Centralized Computer Bureau began operations.   The process of enacting the Strum Law identified the significant barriers to establishing a new bank, such as the high cost of investing in computer infrastructure. Therefore, the Strum Law allocated a budget to the Ministry of Finance to establish a centralized computer bureau to provide technological services to new banks. In March 2019, the Ministry of Finance announced that Tata Consultancy Services from the TATA Group won the tender in conjunction with two groups of entrepreneurs that are working to establish a new bank and credit union. In March 2021, the Centralized Computer Bureau began operations and is already providing computer services to the First Digital Bank, Ltd.

Recent Structural Developments
•
In July 2018, Warburg Pincus, LLC, a private equity firm, bought Leumi Card and in February 2019, BOI approved this acquisition and Max, the new name of the Leumi Card company, was given a merchant acquirer license.

•
In November 2018, the controlling share of Bank Hapoalim was sold. Now Bank Hapoalim does not have a majority owner.

•
In April 2019, Bank Hapoalim sold 67% of its controlling interest in Isracard to the public. In March 2020, Bank Hapoalim distributed the remaining 33% holdings in Isracard to its shareholders as a dividend (under the Strum Law the bank was required to sell the remaining shares by January 2021).

•
In December 2019, the BOI issued a banking license to the First Digital Bank Ltd. Control Permits were given to the controllers of the First Digital Bank. This was the first banking license that was given since 1978. The new bank acquires IT services from the Centralized Computer Bureau mentioned above. The license issued was activated in March 2021 and restricts the bank’s activity in terms of scope and scale. These restrictions will be removed within three years as the bank meets the milestones and timetable to accomplish its formation according to license granted. In May 2019, Automated Bank Services’ (SHVA) “joint services company” license was cancelled due to the dilution of banks’ holdings of the company’s ownership. This change is in accordance to the Strum law.

•
In December 2019, Municipal Bank (former known as Bank Dexia) was merged into Bank Mercantile from the Discount Bank Group.

•
In January 2020, Isracard was granted a merchant acquirer license.

•
In September 2020, Union Bank merged into Bank Mizrahi-Tefahot.

Competition, New Technologies and Cyber Risks
The Supervisor of Banks undertook the following policies to advance the supervisory goals set by the BSD, in particular, implementation of the Strum Law and assisting in launching innovative technologies. This entailed removing barriers that hindered the implementation of technologies, such as allowing banking services and opening bank accounts remotely via digital access without a physical presence. This environment led to the opening of the merchant acquirers market in 2017 and enabled the licensing of the first digital bank in December 2019, which received regulatory and supervisory treatment according to a risk-based approach. Other steps undertaken in recent years include:
1.
Sharing credit data.   In April 2019, the BoI inaugurated a system for sharing credit data that will contribute to the overall competitive environment and will help to lower consumer credit costs.

2.
Assisting clients to change banks.   In December 2019, the BSD issued an amendment to the Banking (Service to Customer) Law that supports the decision of the client to change accounts from one bank to another online and in a secure and convenient manner at no extra cost.

3.
Reducing barriers for new players to enter the banking system.   The BSD and the Ministry of Finance promoted the establishment of a Centralized Computer Bureau for new banks to defray the high technology costs of the computerized infrastructure and IT systems.

4.
Enhancing competition with non-bank credit intermediaries.   The BSD is implementing “open banking.” This technology enables third-party developers to build applications and services around the financial institution. This will allow non-banking credit vendors to offer credit to all clients who operate via the banking system by giving clients the option to grant authorization to these vendors to access privileged information pertaining to their bank account. In February 2020, in order to increase competition in the market, the BSD issued several leniencies related to the submission of AML documentation to banks by non-bank credit vendors and to P2P credit platforms. These entities are licensed and supervised by the Capital Markets, Insurance and Savings Authority.

5.
Innovation.   The BSD accommodated the infrastructure for rolling-out innovational technologies by encouraging the entry of FinTech companies to engage in joint ventures and to engage in advancing financial service technology in the banking system. This created a need to sign MoUs with foreign regulators to foster cooperation and provide for the sharing of information in a responsible manner.
6.
Promoting technological advancement and innovation in banks’ digital services to enhance competition and to improve customer’s experience. In 2019 the BSD approved the use of a technology for remote face-to-face identification and authentication and removed other regulatory barriers to enable the expansion of digital banking activity. In addition, the BSD allowed corporations to open a bank account online in 2020.

7.
Promoting the EMV advanced payment standard in Israel.   The BOI and the BSD are working closely to promote the use of advanced means of payment in order to enhance competition in the payment market and to improve customers’ experience. The technology is expected to upgrade the use of digital means of payment and the number of domestic and foreign entities entering the field.

8.
Cyber risk.   The sophistication of new technologies has heightened the need for regulators to engage in high-level resources and to deploy staff that possess expertise in technology and cybersecurity. The BSD has a dedicated staff to address cyber risks and formed a Technology and Innovation Division four years ago. In addition, the BSD partakes in the National Cyber Directorate under the auspices of the Prime Minister’s Office. In 2019, the BSD prioritized combating cyber risk and constructed a uniform stress-test scenario for all the banks as a result of a significant cyber-attack. In this scenario, a malware infiltrated the bank’s core systems, which generated severe disruption of the bank’s customer data and the bank’s ability to provide service. This stress test provided the banks with valuable experience and preparations in the event of a cyber-attack. In 2020, the BSD published a new version of the Cyber Incident Reporting Directive, aiming to obtain structured, frequent and on-going reports when a major cyber event is taking place in the banking system.

Bank Investigations
On April 30, 2020, Bank Hapoalim Group concluded the US tax investigations with the signing of the following agreements with their respected authorities regarding the US tax investigation and had to pay out a sum total of NIS 3.1 billion ($874.3 million) to the following authorities:
1
Deferred prosecution agreement with the US Department of Justice (“US DoJ”) to settle the claims against Bank Hapoalim Group regarding proactively collaborating with US clients to evade tax payments to the Internal Revenue Service in the US. This resulted in a settlement of $214.4 million.

2
Plea agreement with the US DoJ and Bank Hapoalim Switzerland regarding claims that it was assisting US clients to evade tax payments resulted in a settlement of $402.5 million.

3
Consent order with the New York State Department of Financial Services that imposed penalty sanctions of $220 million.

4
Cease and desist order with the Board of Governors of the Federal Reserve System that imposed a civil penalty sanction of $37.4 million.

In addition, Bank Hapoalim reached a settlement with the US DoJ pertaining to Anti-Money Laundering (“AML”) infractions. Bank Hapoalim group signed a Non-Prosecution Agreement with the US DoJ regarding a few bank employees involved in collaborating with high-ranking officials from Federation of International Football Association (“FIFA”) pertaining to breaches of AML directives. This agreement included a payment of $30.1 million.
In March 2019, Bank Mizrahi-Tefahot signed a two years deferred prosecution agreement with the U.S. Department of Justice (“DoJ”) to conclude its investigation into Mizrahi-Tefahot Bank’s business with its US clients, and made a NIS 546 million payment to the DoJ. At the end of the term of the agreement, In March 2021, the US court (Los Angeles) granted an order, upon the US DoJ request, dismissing the prosecution that was filed against the Bank, according to the deferred prosecution agreement signed between the Bank and the US DoJ in 2019. The order stated that the Bank group has complied with its obligations under this agreement.
The performance of the Israeli banks in 2020
As a result of the COVID-19 crisis, the net profit attributed to shareholders of the Israeli banks decreased by 24.4% in 2020 and amounted to NIS 7.5 billion at the end of 2020, compared to an increase of 5.6% in 2019, which amounted to NIS 9.9 billion. The 2020 net profit represents an after-tax return on equity of 6.1% compared to 8.3% in 2019.
Total balance sheets of the Israeli banking system grew substantially by 16.2% during 2020 compared to 3.5% in 2019. Total balance-sheet credit (including activity abroad) rose by 4.9%. The credit to the business sector increased by 6%, which can be attributed to an increase in loan demand primarily from the construction and real estate sector. Total credit to the construction and real estate sector grew by 13.5% in 2020, and by an average rate of 10.7% in the last three years. Among the explanations that can be named regarding the sources of credit growth to business sector, is the establishment of the State Guarantee Funds in April 2020, under which the government serves as the loan guarantor for bank loans to facilitate credit provision to small businesses despite insufficient collaterals. The size of the housing loans (mortgages) increased by 9% in 2020 and amounted to NIS 424.4 billion, partially as a result of the Buyer’s Fixed Price Project instituted by the Ministry of Finance which aims to increase the affordable housing stock in the market for first-time home buyers, and retail consumer credit decreased by 7.7%.
The high credit portfolio quality which prevailed in the years preceding the crisis assisted the banking system to further extend credit to businesses and individuals during the crisis, and the local economy to withstand the crisis fairly well. The deterioration in the economic activity in 2020 due to COVID-19 and its negative effects on the unemployment rate and on the business sector, were not reflected in the share of overall banks’ non-performing loans, but did reflect in an increase in the share of loan loss provisions.
The annual provision for credit loss was 0.7% in 2020, up from 0.3% in 2019 and 0.2% in 2018. Impaired loans and loans in arrears for 90 days or more was 1.39% in 2020 compared to 1.4% in 2019 and 1.23% in 2018. Mortgage loans portfolio provisions for credit losses increased and their share of total mortgage portfolio was 0.21% compared to 0.03% in 2019. In the construction and real estate sector, the impaired loans ratio was 1.82% in 2020 compared to 1.4% in 2019. In the commercial sector, the impaired loans ratio was 1.2% in 2020 compared to 1.68% in 2019 and 1.4% in 2018. The loan-loss reserve coverage ratio went up to 119% at the end of 2020, compared to 88% in 2019.
Israeli banks calculate their risk capital via the Basel II standardized approach. Accordingly, the risk-weighted assets ratio is relatively high, and for the five largest Israeli banks reached 67% at the end of 2019, which is high relative to the larger global banks implementing the advanced internal ratings-based approaches. During 2020 the density ratio decreased somewhat and stood at about 60.3%, compared to 67% in 2019. The decrease was primarily attributable to the growth of assets that are weighted with a low risk weights, such as deposits at the central bank, government bonds and mortgages. The high density ratio demonstrates the strong capital position and the substantive regulatory requirements that allow the banks to supply credit to businesses and individuals that have been adversely affected by COVID-19, as well as liquidity relief for consumers. In 2020 the banks were required to re-evaluate the distribution of dividends and share buyback policies due to COVID-19.
Equity capital of the Israeli banks amounted to NIS 127.9 billion at the end of 2020, an increase of 4.3% from 2019. The common equity capital tier 1 ratio reached 11.1% at the end of 2020, which is well above the regulatory capital requirement, 10% for the two largest banks and 9% for the smaller banks (a temporary reduction of 100 basis points was given by the BSD to all banks during the crisis, valid until September 2021). The leverage ratio reached 6.2% at the end of 2020 and was substantially higher than the minimum requirement by the Basel Committee and also exceeds the Israeli regulatory minimum requirement set by the BSD, which is set at 6% for the two largest banks and 5% for the smaller banks (a temporary reduction of 50 basis points was given by the BSD to all banks during the COVID-19 crisis and is valid until September 2021).
Issues in Anti-Money Laundering and Combating Financial Terrorism.
The Prohibition of Money Laundering Law was enacted in 2000, and the sections pertaining to the obligations imposed on financial entities took effect in 2002. In 2001, the Governor of the BOI issued the

Prohibition on Money Laundering Order, which entered into force in 2002. The Order includes requirements regarding identification, reporting and record-keeping by banking corporations. The regulation regarding the Prevention of Money Laundering and Terrorism Financing and Customer Identification has been amended in light of the declaration of principles of the Basel Committee on Banking Supervision of October 2001 on Customer Due Diligence for Banks. The regulation outlines guidelines on setting AML/CFT policies, on risk measurement, risk mitigation practices and on management and monitoring high-risk accounts. In addition, the regulation contains specific guidance on risk management practices regarding high profile risk activities, e.g., private banking, correspondent banking accounts and politically exposed persons (PEP).
The BSD conducts regular onsite examinations to assess the compliance of banks with AML/CFT laws and directives. The Sanctions Committee, chaired by the Supervisor of Banks, is authorized to impose financial penalties on banks and credit-cards companies for AML/CFT related infractions.
In November 2016, the Counter-Terrorism Law, 5776−2016, went into effect and replaced the Prohibition on Terrorist Financing Law, 2005. The object of the Counter-Terrorism Law is to establish criminal and administrative legal provisions, including special enforcement powers, for the purpose of combating terrorism.
As amended, the 2006 Prohibition on Money Laundering Order requires financial institutions to check the identification of parties to a transaction against a list of declared terrorists and terrorist organizations, as well as to report the type and size of transactions above NIS 5,000 whenever a transaction involves a high-risk country or territory.
Due to increased risk associated with the cross-border activities of Israeli banks in prior years, in March 2015, the Supervisor of Banks published enhanced cross-border risk management requirements. Enhanced measures are required of a bank’s board of directors, including revision of cross-border operations policies with an emphasis on the tax compliance of the bank’s clients to foreign jurisdictions’ laws, rules and regulations. A bank’s senior management is expected to comply with the bank’s controls and procedures to manage the risks from a bank’s international activities, especially those stemming from tax compliance. Senior management is expected to adopt a risk-based approach, including the classification of high-risk clients, the implementation of tax declaration procedures, and the forgoing of bank secrecy by the bank’s clients. Banks were vested with the authority to refuse the opening or the maintaining of a bank account whose owner does not cooperate with the bank on issues that derive from cross-border risks.
In June 2015, the Supervisor of Banks revised the Proper Conduct of Banking Business Directive No. 308 regarding Compliance and the Compliance Function in a Banking Corporation along the lines of the standards and practice as recommended by the Basel Committee and implemented in other prominent jurisdictions. This Directive focused on several issues, including: the accountability of a bank’s board of directors and the board’s oversight over the management of compliance risk; senior management’s role and responsibility for managing compliance risk effectively; a bank’s need to have a comprehensive compliance policy; main features of a compliance function that enables it to operate in an effective and robust manner; and defining and expanding the scope of the function and the role of a chief compliance officer.
In January 2020, the BSD issued an amended Reporting Directive to the Banking Supervision Department No. 825, the “Semi-Annual Report on Exposure to Compliance Risk.” The Directive requires banking corporations to report specific information related to accounts at high risk with regard to compliance, such as hold-mail accounts, accounts of politically exposed persons and money services business accounts.
In November 2017, the Ministry of Justice published a non-restricted version of the Main Findings of the Money Laundering National Risk Assessment, which was conducted under the instruction of the Attorney General and was coordinated by IMPA. The report found that the Israeli banking system mitigates the exposure to the risks of money laundering and terrorist financing by implementing quality controls that ensure the implementation of money laundering and terrorist financing instructions, and implementing effective measures for tracking, monitoring and risk management. The main risks relevant to the banking system, which were assessed at moderate to high levels, were private banking (in particular, the activity of nonresidents), activity of money service businesses and nonprofit organizations.
In December 2018, Israel became a full member of the FATF. At this time, Israel had undergone a rigorous assessment of its measures to combat money laundering and terrorist financing. During this process, Israel demonstrated its commitment to protect the integrity of the financial system. Israel has established a robust anti-money laundering and counter terrorist financing framework that is achieving good results in identifying and responding to the risks the country is facing.
In view of the COVID-19 pandemic and its economic impact on Israel, the BSD published Temporary Provision of the Proper Conduct of Banking Business Directives. The Provision included certain relief on AML/CFT regulatory requirements during the COVID-19 to help banks to deal with the increasing online banking activities and to make things easier for customers during this period.
Israel’s regulatory regime with regard to AML/CFT is constantly subject to examination, review and revision to respond to new difficulties and challenges due to the increasing innovation of the offenders. For further discussion on anti-money laundering matters, see “Anti-Money Laundering Law,” above.
Table No. 27
Assets, Liabilities and Equity Capital of the Five Major Banking Groups(1)
(in NIS million)
	2016	2017	2018	2019	2020
Assets
In local currency(2)	1,199,233	1,253,236	1,277,928	1,344,863	1,634,528
In foreign currency	265,414	248,614	274,727	261,783	282,996
Total assets	1,464,647	1,501,850	1,552,655	1,606,646	1,917,524
Liabilities and equity capital
In local currency(3)	1,091,720	1,133,387	1,211,162	1,257,634	1,516,053
In foreign currency	372,927	368,463	341,493	349,012	401,471
Total liabilities and equity capital	1,464,647	1,501,850	1,552,655	1,606,646	1,917,524
Equity capital	101,803	107,998	115,289	119,017	126,925

(1)
The division into local and foreign currency for 2016, 2017 and 2018 was adjusted according to the published financial statement for those years.

(2)
Including non-financial items.

(3)
Including non-financial items, minority interests and equity.

Source:   Financial statements to the public.
Capital Markets
Israel Securities Authority.   The Israel Securities Authority (“ISA”) was established under the Securities Law, 1968, and its mandate is to protect the interests of the investing public in Israel. The ISA has a wide range of responsibilities and powers. Within the framework of its mandate, the ISA is charged with, among other things:
•
Issuing permits to publish prospectuses for public securities offerings of corporate issuers, as well as prospectuses for mutual fund units sold to the public;

•
Examining corporate disclosure filings, including current reports, quarterly and annual periodic financial statements, filings concerning related-party transactions in connection with private placements, tender offer disclosures, etc.;

•
Regulating and supervising the activities of the mutual fund industry, including on-going monitoring of mutual fund filings;

•
Overseeing the fair, orderly and efficient activity of secondary markets;

•
Licensing and supervising portfolio managers, investment advisers and investment marketing agents, including thorough compliance reviews and disciplinary complaints against these investment professionals for adjudication by a disciplinary committee;

•
Investigating violations under the Securities Law, the Joint Investment Trust Law, 1994, the Regulation of Investment Advice and Investment Portfolio Management Law, 1995 and violations of other laws related to the aforesaid laws; and

•
Supervision over compliance of portfolio managers and non-bank members of the TASE, in accordance with the Prohibition of Money Laundering Law, 2000.

The ISA drafts and initiates virtually all primary and secondary legislation pertaining to securities laws in Israel. In addition, it cooperates with government authorities in formulating policies and laws pertaining to capital market activity. The ISA also collaborates with the Institute of Certified Public Accountants in Israel in operating and financing the Israel Accounting Standards Board, which is charged with setting accounting standards for Israeli companies. The Minister of Finance appoints the chairman of the ISA and its commissioners. ISA commissioners are selected from the public, the civil service and the Bank of Israel. The ISA plenum meets on a monthly basis. The ISA also performs its functions through permanent and ad hoc committees, which facilitate the formulation and implementation of ISA policies. The ISA is not dependent on government financing; its budget is funded entirely by annual fees payable by entities regulated under the Securities Law and the Joint Investment Trust Law. The ISA’s budget is approved by the Minister of Finance and the Knesset Finance Committee.
The ISA monitors a variety of ongoing disclosure reports, such as periodic reports that include financial statements, director’s reports on the status of the companies’ affairs, additional information reports, quarterly financial reports and immediate reports, which are filed immediately after the occurrence of certain events that could have a material effect on a company or on the price of its securities. These reporting requirements are enforceable by Israeli courts upon the petition of the ISA, which also has certain powers to direct the TASE to suspend trading of a company’s securities.
The TASE.   The TASE is the only stock exchange and the only public market for trading securities in Israel. The TASE is highly regulated, both internally and externally, by the ISA. Internal regulations include circuit breakers and a 30-minute halting of trade in a company’s securities on a day that the company publishes price-sensitive information, to ensure that the information can be widely disseminated. The TASE has a computerized trading system with real-time information. The TASE’s rules govern membership, registration of securities, conditions for suspending trading and obligations of listed companies. All shares, convertible securities, treasury bills, government, corporate and structured bonds, exchange-traded notes, covered warrants and derivatives are traded via Tel Aviv Continuous Trading (“TACT”), the TASE’s fully automated trading system. The TASE has 23 members (eight of which are foreign members, including one remote member) and, as of December 31, 2020, 455 companies had equity securities (excluding exchange-traded notes) listed on the TASE. The TASE is highly correlated with major stock markets in developed countries.
The Dual Listing Law, which took effect in October 2000, enables companies listed in the United States or in England to dual-list on the TASE with no additional regulatory requirements under Israeli law. As of December 31, 2020, there were 52 companies dual-listed on the TASE and foreign exchanges.
Market Performance.   The Tel Aviv 125 (“TA-125”) and Tel Aviv 35 (“TA-35”) are the main indices of the TASE and primary indicators of the stock price performance of Israel’s public companies. The TA-125 and TA-35 measure the 125 and 35 companies, respectively, with the highest market capitalization listed on the TASE.
The TA-35 index decreased by 4.3% in 2020 in U.S. dollars terms, while the dollar depreciated 7.0% against the NIS, after an increase of 24.7% in 2019. Average daily trading volume of the TA-35 index was $261 million in 2020, which is 27% higher than the 2019. In local currency (NIS), the TA-35 index decreased by 10.9% in 2020, following an increase of 15.0% in 2019.
As a result of COVID-19 and its economic impact, stock trading on TASE was highly volatile throughout 2020. The year started on an upswing, continuing the bull rally of the previous year. TASE’s leading share price indices, starting with the TA-35 index, reached all-time record level in February 2020; the TA-35 reaching to 1751.79. This early surge was in keeping with trends in leading world stock markets. Following the COVID-19 outbreak in March 2020, stock prices abruptly decreased, posting record declines in March 2020, at a time in which many countries, including Israel entered lockdown to contain the spread of the virus.

The overall reduction of economic activity and the stay-at-home restrictions imposed on residents during the “first wave” of the COVID-19 outbreak in March 2020 and during the “second wave” in September 2020 precipitated an economic crisis in Israel as it did worldwide. Unemployment in Israel soared, the GDP decreased and market uncertainty increased.
On the other hand, government and central bank stimulus programs in Israel and indications that effective COVID-19 vaccines were under development had a positive impact on the market, contributing to price gains amidst high volatility. In November 2020, share prices rose by an average of 12% in both foreign markets and TASE. The rally continued throughout December, albeit at a more moderate pace. The rollout of the Pfizer-Biotech vaccine initially in the U.K., US and Israel and later in Europe contributed to this rally. At the same time, however, an additional surge in the COVID-19 pandemic and the discovery of a COVID-19 variant in the UK, which led to tighter restrictions and reinstated lockdowns, curbed investor enthusiasm.
In total, the TA-35 index fell 11% in 2020, following a 15% increase in 2019. The index had decreased 31% from the beginning of the year to the low point of the crisis in March 23, 2020, recovering 28% by the end of 2020.
The TA-90 index gained 18% this year, following sharp gains of 40% in 2019, and reached an all-time record high, while the S&P 500 and the Dow Jones indices, representing the “traditional” US economy, rose 16% and 7% respectively, and European exchanges lost 5% on average. The rally enjoyed by technology and biomed shares outweighed the negative impact of oil & gas and real estate shares in the index. The TA-Growth index, which also attained all-time record highs, rose 29% this year, repeating its performance of the previous year.
The General Index of shares and convertible securities (which is comprised of all shares and convertible securities tradable on the TASE) increased in U.S. dollars terms by 7.1% in 2020, after increasing 27.7% in 2019 and increasing 11.1% in 2018. As of December 31, 2020, the total market value of all listed equity securities (excluding exchange-traded notes) was $262.0 billion, compared to $237.2 billion in 2019.
Shares trading in 2020 had an active posting of an average daily volume of $540 million, 48% more than the 2019 average of $365 million. Trading was highly volatile, as in March, at the height of the crisis, the daily volume averaged $796 million. In contrast, average daily volume in the months May-December came to $500 million.
According to Bank of Israel, in 2020, foreign investor activity in the TASE equity market increased. Foreign investors sold a net $1.4 billion of shares, compared to $0.4 billion of net sales shares in 2019.
The total equity raised on TASE in 2020 came to $5.0 billion, as opposed to $3.8 billion in 2019. Capital raised in public offerings amounted to $3.6 billion in 2020, 46% more than the amount raised in public offerings in 2019. Of this $3.6 billion, $1.4 billion was raised in 27 IPOs, which was the highest number of new issuers since 2007, and compared to 7 IPOs in 2019.
Debt raised on the corporate bond market in Israel (excluding offerings abroad, placements on the TASE UP institutional platform, and structured bonds) declined in 2020, totaling $15 billion, as opposed to $19.3 billion and $14.9 billion in 2019 and 2018, respectively. This decline can be attributed almost entirely to the lower activity of financial sector issuers.
In contrast, debt raised by real sector issuers remained stable this year at a level of $11.5 billion — slightly higher than the amount raised the previous year despite COVID-19, and also resulting from the need to refinance marketable debt as well as taking advantage of historically low interest rates.
The redemption of marketable corporate bonds (in both the real and financial sectors) came to $15.3 billion following redemptions of $12.1 billion and $9.5 billion in 2019 and 2018, respectively. The proceeds of the public bond offerings this year were used primarily to refinance their marketable debt (77%), and partially to finance unmarketable debt, ongoing operations and the expansion of business activity and facilities (23%). The increasing of redemptions this year is the result of large-scale bond offerings from earlier years. In contrast, redemptions in 2021 are expected to decline to $14 billion, as there was significantly less debt raised in the financial sector than in prior years.

The key characteristics of debt raised through corporate bonds in 2020 were as follows:
1.
Sharp decline in debt raised by the financial sector

The financial sector raised $3.5 billion in 2020, accounting for 23% of the total raised on the corporate bond market, compared to $8.4 billion in 2019.
The large banks which raised $2.7 billion in 2020 as compared to $6.3 billion in 2019, which contributed in large part to the sharp decline in the debt raised by the financial sector. Influenced by the developing economic crisis, banks posted a sharp increase in credit losses and reduced lending activity. As a result, the Bank of Israel lowered capital adequacy requirements by 0.5%, decided to lend money to banks at a negative interest of minus 0.1% against loans extended to businesses, and recently announced its intention to lift ceilings on the credit extended to the real estate and infrastructure industry from 24% of total bank credit to 26%. In addition, the scheduled reduction of credit extended to customers mandated under the “Strum Law” (designed to lower concentration of the banking industry) was postponed to 2021.
The most prominent issuer this year was Leumi Bank, which raised $690 million in the largest single public bond offering of the year. Bank Hapoalim also raised $690 billion, but in a series of public offerings, of which $300 million were raised in contingent convertible (CoCo) bonds, which include a mechanism to write down the principal, while $205 million were raised in CoCo bonds which contain a conversion-to-equity mechanism. Mizrahi Tefahot bank raised $620 million, of which $124 million were in CoCo bonds which include a principal write-down mechanism. The offerings of all three banks were of CPI-linked bonds.
2.
Stability in the scope of debt raised in the real sector – the public capital market demonstrated support in a time of crisis, while the banks withheld credit:

The real sector raised $11.5 billion in 2020, accounting for 77% of the total raised through corporate bonds, similar to the 2018-2019 average. Approximately $9 billion in marketable bonds in the real sector were redeemed in 2020. The redemption amount is expected to reach $10.5 billion in 2021.
Real estate continues to head the sectorial list of issuers, raising $7.4 billion in 2020, 49% of the total raised in the corporate bond market. The companies in this industry, which were hit severely by the COVID-19 crisis, reduced the scope of debt raised slightly relative to the previous two years ($7.3 billion in each of 2019 and 2018). These issuers redeemed marketable bonds worth $2.5 billion in 2020 and are expected to redeem about $3 billion in 2021.
Foreign companies, primarily real estate companies, lowered the total debt raised on the TASE bond market in 2020. Foreign companies raised $0.5 billion in 2020 compared to $1.1 billion and $1.8 billion in 2019 and 2018, respectively.
Ten companies in the energy and oil and gas exploration sector raised $1.5 billion, more than 2.5 times the amount raised by such companies in 2019. These companies redeemed marketable bonds of $1 billion and are expected to redeem $1.3 billion in marketable bonds in 2021. The largest issuers were the energy companies Paz Oil and the government-owned Israel Electric, which raised $0.3 billion each.
Bonds rated A and above accounted for 94% of the total raised in public bond offerings in 2020, compared to 93% and 91% in 2019 and 2018, respectively.
The weight of debt raised through CPI-linked bonds relative to the total raised in public bond offerings rose for a third consecutive year to 64% in 2020 from 52% and 45% in 2019 and 2018, respectively. A total of $9.7 billion in inflation-pegged instruments was raised in 2020.
$5.1 billion was raised in non-linked bond offerings, which accounted for 34% of public bond offerings and private placements in 2020 compared to 47% in 2019 and 2018. Almost the entire amount was raised in fixed rate bonds. Only $41 million of the total raised was through commercial paper, compared to $375 million and $145 million in 2019 and 2018, respectively.
Dollar linked bond offerings increased this year, raising $0.2 billion, which was three times the amount raised in 2019, which accounted for 2% of total raised in public bond offerings in 2020,compared to 0.5% in 2019 and 8% in 2018.

$4.1 billion was raised in 2020 through the private placement of bonds to institutional investors on the TASE UP institutional platform, of which $3.3 billion was raised abroad and $0.8 billion was raised in Tel Aviv. In 2019, $1.1 billion was raised through bond placements to institutional investors on the institutional platform, all of which were raised in Tel Aviv.
The largest placement on TASE UP in Tel Aviv was $0.4 billion raised by Ormat Technologies in non-linked bonds. The largest placements on TASE UP abroad include the $2.25 billion raised in an initial placement by Leviathan Bond, a special purpose company of the “Delek Drilling” oil and gas partnership, through four series of dollar-denominated bonds for foreign institutional investors and Israelis abroad, and the $0.75 billion placed by Leumi bank, part of which comprised a new series of dollar-linked CoCo bonds that were placed with institutional investors in the United States.
Bond trading was highly volatile this year, as was the case for the equity market and other markets the world. Across-the-board gains were posted for all categories of government bonds:
Fixed rate non-linked shekel bonds rose 1.5% over the year, echoing the volatility of the US treasuries market.
The yield-to-maturity on 10-year non-linked shekel bonds fell 1.0% at the beginning of the year to 0.6% on the eve of the March market crash, rising to 1.1% at the height of the crisis and retreating to a level of 0.8% at the end of 2020.
A similar pattern was observed for US 10-year treasuries – the yield to maturity dropped at the beginning of the year from 1.9% to a historic low of 0.5% on the eve of the March crash, spiked to 1.3% at the height of the crisis and receded to 0.9% at the end of the year.
CPI-linked government bonds gained 1.2% in 2020. The main price spike of 0.8% in December in 2020 stemmed from optimism regarding the return of economic growth following the rollout of COVID-19 vaccination programs.
The corporate bond market, in contrast, was characterized by falling prices for all bonds except the bonds comprising the Tel Bond Shekel – Banking and Insurance index and the Tel Bond – Variable Interest index, which rose by 2.5% and 0.9%, respectively.
In addition to the factors mentioned in the section on the equity market, the bond market was influenced by some additional factors.
The lowering of the interest rate by the Fed twice in March by a cumulative 1.5% to a level of 0% – 0.25% had a positive impact on fixed-rate non-linked government bond prices, as well as on capital-raising activity on the bond market. In April, the Bank of Israel lowered its interest rate by 0.15% to a historic low of 0.1%.
In addition, the purchase of government bonds and corporate bonds by the Bank of Israel as part of its stimulus program had a positive impact on bond prices.
Government bond prices were also influenced by Israel’s entry into the FTSE Russell World Government Bond Index (WGBI) in April 2020 and by purchases made by foreign investors.
The lowering of expected inflation rates to a level below 0% in 2020, following the contraction of economic activity imposed by COVID-19 had a negative impact on CPI-linked corporate bond prices and led to an increase in the weight of debt raised in CPI-linked bonds relative to the total debt raised on the bond market in 2020.
The prices of variable interest non-linked government bonds remained unchanged, given projections that interest rates would remain unchanged due to Fed announcements that interest rates will remain near zero until the end of 2023.
Government Bonds.   The government bond market in Israel is highly developed, and government bonds account for the vast majority of publicly issued debt securities. In 2006, a broad reform in the government bonds market was implemented, with the appointment of 19 primary dealers; as of June 2021, there are 13 primary dealers. The 2006 reform helped increase the liquidity and transparency of the Israeli capital markets, encouraged the entry of international investors into the market, upgraded the trading and clearing systems used in the market and promoted the development of diverse derivative fixed income instruments. Gross local currency tradable government debt raised (not including switch auctions) in 2020 was NIS 131.5 billion. In 2019, gross government debt raised was NIS 70 billion compared to NIS 46.4 billion in 2018. Net local currency tradable government debt raised in 2020 was NIS 102 billion, compared to NIS 18 billion in 2019 and NIS 11 billion in 2018.
In January 2019, the Government raised €2.50 billion through an EMTN offering, consisting of €1.25 billion in 10-year bonds bearing 1.5% interest and €1.25 billion in 30-year bonds bearing 2.5% interest. In January 2020, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $1 billion principal amount of 2.5% bonds due 2030 and an aggregate $2 billion principal amount of 3.375% bonds due 2050. In March 2020, Israel completed a triple-tranche issuance in the global markets, issuing an aggregate $2 billion principal amount of 2.75% bonds due 2030, an aggregate $2 billion principal amount of 3.875% bonds due 2050, and an aggregate $1 billion principal amount of 4.5% bonds due 2120. In April 2020, Israel completed an aggregate $5 billion principal amount of 3.8% bonds due 2060. This issuance was dual-listed on the London Stock Exchange and, for the first time, on the Taiwanese Stock Exchange.
Institutional Investors.   In recent years, the role of institutional investors in the Israeli capital markets increased significantly. The principal types of institutional investors in the Israeli market are pension funds, provident funds, severance pay funds (special funds established to hold assets set aside by employers for the payment of severance obligations owed to their employees), advanced study funds, mutual funds and a variety of life insurance savings plans. As of December 31, 2020, assets held by pension funds totaled $295 billion, assets held by provident funds totaled $175 billion, assets held by life insurance savings plans totaled $161 billion, and assets held by mutual funds totaled $99 billion.

PUBLIC FINANCE
General
The Government budget covers the expenditures and revenues of the central government and does not include the accounts of the National Insurance Institute, the National Institutions, local authorities, the Bank of Israel, or surpluses and deficits of Government authorities.
The Budget Process
The Government’s fiscal year ends on December 31. The annual budget preparation process generally begins in April of each year when the Budget Department of the Ministry of Finance coordinates discussions regarding the budget with the various ministries. During August and September of each year, the details of the budget are finalized within the Government. A proposed budget bill, together with all necessary supporting information, must be submitted to the Knesset for its approval no later than 60 days before the end of the year. Upon submission of its annual budget to the Knesset, the Government is required by law to include a three-year projected budget (containing less details than the annual budget). Following a review of the proposed annual budget by the Finance Committee of the Knesset, together with the relevant ministers and other officials, the Knesset votes on the approval of the annual budget into law.
Following the conclusion of the 2019 fiscal year and in the absence of a budget for 2020, the Basic Law states that the Government shall operate with a continuing budget. Successive elections over the years 2019 – 2021 prolonged the duration of the continuing budget until the end of 2020. The government failed to pass a budget at the end of 2020 and therefore the 2021 fiscal year also began without an approved budget and is operating based on a continuing budget.
Fiscal Framework
The Deficit Reduction and Budgetary Expenditure Limitation Law (the “Deficit Reduction Law”), sets two limitations on the deficit level and the growth rate of government expenditures, is integral to maintaining Israel’s fiscal stability. The Deficit Reduction Law has contributed to a decline in the debt-to-GDP ratio over the years prior to the COVID-19 period. In 2020 due to the pandemic there was an increase in government debt, which serves as a key indicator of economic stability.
In response to persistent budget deficits, the Knesset passed the Deficit Reduction Law in 1992. In July 2012, a six year plan for 2013 – 2019 was approved by the Government. This plan set the budget deficit target at 3% of GDP in 2013, 2.75% in 2014, 2.5% in 2015, 2% in 2016 and 2017, 1.75% in 2018 and 1.5% from 2019 and onwards. This plan was revised in May 2013 to 4.3% for 2013 and 3% for 2014 in light of the late approval of the 2013 – 2014 budget. In November 2015, a seven-year plan for 2015 – 2021 was approved in its third reading by the Knesset; this plan set the budget deficit target at 2.9% of GDP in 2015, 2.9% in 2016, 2.5% in 2017, 2.25% in 2018, 2% in 2019, 1.75% in 2020 and 1.5% from 2021 and onwards. Following the revisions to the 2017 – 2018 biennial budget, the budget deficit target was amended to 2.9% of GDP for 2017 and 2018 and 2.5% in 2019, to be followed by annual reductions of 0.25% until reaching a target of 1.5% in 2023. Following the revisions to the 2019 budget, in March 2018, the deficit target for 2019 was approved at 2.9% of GDP and for 2020 at 2.5% GDP, to be followed by annual reductions of 0.25% until reaching 1.5% in 2024.
In the framework of certain amendments to the Deficit Reduction Law, the Knesset approved additional restrictions on government expenditures. Pursuant to these restrictions, aggregate government expenditures were not allowed to increase by more than 1% compared to the previous year (indexed to the CPI) in 2005 and 2006 and by 1.7% (indexed to the CPI) year-over-year from 2007 and onwards. Under the restrictions, upward revision of expenditures was subject to preserving the annual deficit target.
In May 2010, the Knesset, in accordance with the Government proposal, amended the Deficit Reduction Law. Under the amendment, real growth of government expenditures will equal a ratio of 60% (the medium-term target) divided by the last known debt/GDP ratio, multiplied by the average GDP growth rates during the ten previous years for which GDP data from the Central Bureau of Statistics is available.
Therefore, the calculated growth rate of government expenditures will be a derivative of the difference between the debt target and long-term growth rate.

In 2014, another amendment to the Deficit Reduction Law was made. Under this amendment, real growth of government expenditures may not exceed the average population growth rate in the last three years plus the ratio of the medium-term debt target (50%) and current debt-to-GDP ratio. The increase in expenditure resulting from the new rule allows a consistent increase in expenditure per capita.
If the increase in the expenditure rate (calculated according to the new expenditure ceiling) leads to a deviation from the deficit target, the expenditure growth rate will be reduced accordingly or government revenues will need to be increased. The Expenditure Law sets a ceiling on expenditures that relies on actual figures as opposed to forecasts, thereby increasing the simplicity, transparency and credibility of the Government’s fiscal policy. Starting with the 2017 – 2018 budget, the expenditure ceiling is calculated in nominal terms and by indexing the ceiling to the average actual price (represented by the CPI) using data from the three preceding years.
In 2015 as part of its approval of the 2015 – 2016 budget and the economic plan, the Knesset approved legislation under the framework of the Budget Foundations Law, which specifies a medium-term budget framework. This bill came into force January 1, 2016 and consists of the following:
•
The bi-annual mandatory publication of fiscal frameworks and governmental obligations for the three following years.

•
Required consolidation to meet multi-year expenditure limits, starting with the budget for fiscal year 2017, which limits the ability of the Government to make new financial commitments without first presenting a budgetary source. The Government will not be able to take on new commitments or reduce taxes if it exceeds the multiyear expenditure rule or the deficit ceilings, respectively.

In 2020, due to the rapidly changing economic situation resulting from the COVID-19, the ceiling on increase in government expenditures was revised to allow for a temporary increase beyond the ceilings set out in the Expenditure Law of 21.34% and 12.69% for the fiscal years 2020 and 2021, respectively. By law, the additional expenditure is to only serve needs directly related to the COVID-19 crisis and efforts to promote a swift recovery. These increases to the ceiling are not to be taken into account in calculating future expenditure ceilings and are therefore temporary.
Absent approval by the Knesset, government ministries may not spend in excess of their respective budgets. However, budgeted amounts not spent by the Government in a given year may, upon notice to the Finance Committee of the Knesset and with the approval of the Minister of Finance, be carried over to the following year. The deficit target established pursuant to the Deficit Reduction Law refers to the budget as proposed by the Government, rather than actual expenditures and revenues. Therefore, no adjustment to government expenditures is required by law if the actual deficit misses the deficit target due to either government revenues or actual GDP that were different than had been anticipated. The Government finances its deficits mainly through a combination of local currency and foreign currency debt, and some proceeds from privatization.
For each year from 2016 through 2020, the total budget deficit, excluding net allocation of credit, as a percentage of GDP was 2.1%, 1.9%, 2.9%, 3.7% and 11.6%, respectively. In 2016, the deficit was 2.1%, approximately 0.7% lower than target; the deviation is primarily attributable to higher than expected revenues (approximately NIS 9 billion). In 2017, the deficit was 1.9%, approximately 1% lower than target; the deviation is primarily attributable to non-recurring revenues (approximately NIS 12 billion) resulting from taxation of capital gains on large sales of high-tech companies and a tax collection campaign directed at wallet companies (service provider companies that are owned and operated by a single individual). In 2018, the deficit was 2.9%, and was on target and in 2019 the deficit was 3.7% approximately 0.8% above the 2.9% target mainly due to lower than expected revenues and a slight increase in overall expenditure above the budget forecast. In 2020 the deficit was 11.6%, approximately 9.1% higher than the deficit target due to the sharp increase in expenditures and the reductions in revenues resulting from the economic impact of COVID-19.
The following table sets forth the Government deficit and its financing. Domestic expenditures constitute all expenditures by the Government made in Israel. Domestic revenues constitute all taxes collected in Israel. The Government accounts for domestic expenditures and revenues as a method of measuring the influence of the Government on the domestic economy. The table presents the gross budget figures, including revenue-dependent expenditures and contributions from the budget to National Insurance Institute.

Table No. 28
The Budget Deficit and Its Financing
(In Millions of NIS at Current Prices)
	Actual 2016	Actual 2017	Actual 2018	Actual 2019	Actual 2020
Surplus (Deficit) to be Financed	-22,816	-22,868	-37,348	-51,629	-159,574
Surplus (Deficit) Excluding Net Credit	-25,518	-24,617	-38,739	-52,192	-160,105
Adjustments needed to cash basis	-582	-1,099	203	662	498
Revenues Excluding Principle	321,919	335,959	338,818	346,511	317,814
Total tax revenue excl. VAT on Security imports	282,704	306,493	306,362	316,363	310,564
Income and Purchase tax	143,621	168,406	162,176	168,022	166,945
Customs and VAT excl. VAT on Defense imports	132,369	131,678	137,351	141,430	137,194
Fees	6,714	6,409	6,835	6,912	6,425
VAT on Defense imports	1,378	1,128	2,014	1,040	1,373
Interest and principal collections	868	837	777	388	322
Loans from the Social Security	23,189	21,700	23,500	22,750	1,300
Grants	10,607	0	0	0	0
Other Revenues	3,173	5,800	6,165	5,969	4,256
Expenditures excluding credit	346,855	359,477	377,759	399,365	478,417
Ministries excluding credit	298,026	310,087	327,942	347,988	426,701
Government administration	49,258	52,137	56,281	59,991	61,215
Social services	146,969	159,384	169,064	179,903	220,948
Economic services	25,685	29,675	32,556	35,662	46,028
Defense	72,952	64,899	67,701	69,709	71,467
Other	3,161	3,993	2,341	2,722	27,043
Interest and principal payments, National Insurance Institute(1)	48,829	49,390	49,817	51,377	51,715
Net Credit	2,702	1,749	1,391	563	531
Total Income	2,962	2,310	2,014	1,612	1,382
Total Expenditure	260	561	623	1,049	851
Total financing	24,400	15,345	36,132	46,033	182,250
Net Foreign Loans	2,883	8,447	10,393	4,518	61,010
Foreign Borrowings	11,614	13,508	13,701	17,413	74,420
Foreign Loan Repayments	8,731	5,062	3,308	12,895	13,410
Net Domestic Loans	19,691	6,125	23,082	40,483	120,677
Domestic Borrowings	87,824	89,013	86,237	119,179	190,983
Domestic Loan Repayments	68,132	82,888	63,154	78,696	70,306
Net capital income	1,826	773	2,658	1,032	562
Cash Balance of the Government (at the end of period)(2)(3)
Deposits in NIS	9,700	12,836	11,056	10,207	35,337
Deposits in foreign currency	12,425	12,151	16,591	12,378	11,009
Total	22,125	24,987	27,647	22,585	46,346

(1)
Interest payments and commissions are net of amounts attributable to indexation of NIS-linked Government bonds and that portion of the interest payments on NIS loans attributable to inflation for the year of payment. These amounts are included in the capital expenditures portion of the budget as domestic loan repayments.
(2)
Cash balances do not include social security reserves.

(3)
2016, 2017, 2018 and 2019 data is restated.

Sources:   Ministry of Finance and Bank of Israel.
Socioeconomic Policy
In the budget and economic plan for 2015 – 2016, as well as in the biennial economic plan for fiscal years 2017 – 2018, the Government continued to focus on two objectives of socioeconomic policy, increasing economic growth (by increasing labor productivity and competition in key markets) and reducing inequality. Additionally, an emphasis was placed on addressing inequalities, especially those suffered by economically-disadvantaged groups. Following the outbreak of COVID-19 induced economic crisis in 2020, the Government adopted a new approach, including four central components:
•
Additional health expenditures and other COVID-19 associated costs to government operations. Increased outlays by government departments to ensure the smooth functioning of public services and the adaptation of their services to changes in demand, supply chains and social behavior. Healthcare expenditures in particular required significant increases due to the pressure on healthcare providers as a result of COVID-19.

•
Comprehensive safety net including grants to businesses and enhanced unemployment benefits to provide support to households and businesses facing unemployment, enforced closure or other financial difficulties due to the economic crisis caused by COVID-19.

•
Measures to support the provision of credit to businesses, primarily SMEs, in order to minimize the economic impact on the wider economy.

•
Accelerated public investments in physical and digital infrastructure to facilitate strong recovery in support of higher future growth.

As a result of these policies and the Israeli economy’s composition, with relatively low shares of the economy comprised of sectors especially vulnerable to COVID-19 effects, the reduction in GDP was relatively small in 2020 as compared with other developed countries. Upon formation of a new government, a new budget and economic plan are expected to lay out a roadmap that will include substantial reforms.
Taxation and Tax Revenues
In 2020, the total tax burden (including government taxes, social security contributions, local authorities’ taxes and VAT on defense imports) was 30.1% of GDP, compared to 30.4% in 2019, 31.1% in 2018 and 32.5% in 2017.
Israel maintains a progressive personal income tax system with, as of December 31, 2020, a top rate of 50%, supplemented (up to a ceiling) by a 19.6% health and social security tax (including employer contribution) and a 23% corporate tax rate. Indirect taxes consist primarily of a 17% VAT rate. In addition, there are high sales taxes on cars, alcohol, fuel and tobacco.
As part of the Government’s policy to integrate Israel into the global economy, customs duties have been lowered. While imports from the EU and the United States are duty-free, customs duties are applied on selected imports from countries that have no trade agreements with Israel. Israel has signed free trade agreements with the United States, EU, EFTA, Canada, Turkey, Egypt, Jordan, Mexico, Panama, the MERCOSUR countries, the Ukraine and the UK, which lowered customs duties on imports from such countries. In 1995, Israel and the United States ratified a double taxation treaty that governs the income taxation of residents of the United States or Israel who conduct business or otherwise derive income in the other country, subject to the treaty’s jurisdiction. The treaty provides for, among other things, reduced rates of withholding tax on certain non-business income, such as dividends, interest and royalties that are sourced in Israel and derived by a resident of the United States. The treaty provides rules for the avoidance of double taxation through a foreign tax credit mechanism and allows for the resolution of disputes arising under the treaty through a mutual agreement procedure involving the governing taxing authorities.

Starting in January 2003, Israel began implementing several comprehensive multi-year reforms to the direct-tax system. The reforms provided for the gradual reduction of the corporate tax rate from 36% in 2003 to 24% in 2011 while the top personal income tax rate decreased from 50% in 2003 to 45% in 2011. In 2012, this policy was temporarily reversed to increase revenues: the corporate tax rate was increased to 25% in 2012 and to 26.5% in 2014. Budget improvements allowed for a decrease in the corporate tax rate to 24% in 2017 and to 23% in 2018. In 2012, the top personal income tax rate was increased to 48%, and in 2013 an additional 2% surtax was introduced on high income (earned and non-earned income) that exceeds NIS 800,000 per year. In 2017, the top personal income tax rate was decreased to 47%, but the additional surtax on high income was increased to 3% on total income above NIS 640,000 per year.
Israel does not have local taxes on the income of individuals or corporations, nor does it have alternative minimum taxes. Real estate transactions are generally taxed on a real-profits basis and are subject to a turnover tax that varies according to the value of the transaction. Local authorities charge municipal tax on real property according to the size of the property, its location and use.
Due to COVID-19 and the restrictions implemented to contain its spread, total tax revenues fell by a 2.8% in nominal terms, which led to a decrease in the tax burden from 30.4% of GDP in 2019 to 30.1% of GDP in 2020. Both GDP and tax revenues are expected to recover in 2021.
Table No. 29
General Government Taxes
(In Billions of NIS at Current Prices and in % of GDP)(1)
	Actual 2016	Actual 2017	Actual 2018	Actual 2019	Actual 2020
Central Government	284.3	311.5	306.4	316.4	310.6
Social Security	63.5	66.8	70.6	74.4	70.8
Local Authorities and others	33.6	34.6	36.2	37.7	35.2
Total	381.4	413.0	413.2	428.5	416.6
Total (in % of GDP)	31.1	32.5	31.1	30.4	30.1

(1)
Including social security contributions, local authorities’ taxes and VAT on defense imports.

Source:   Ministry of Finance.
Local Authorities
Local authorities in Israel include 77 municipalities, 124 local councils, 54 regional councils and two industrial councils. The local authorities are required by law to provide certain basic social services. Local authorities generally finance the provision of such services through local taxes (primarily property taxes) and through transfer payments from the Government. In addition, under certain circumstances, local authorities may finance a portion of their activities through borrowing, while less financially sound local authorities may receive supplementary grants from the Ministry of the Interior. As of December 31, 2019, the total outstanding debt of the local authorities was approximately NIS 15.1 billion. Transfer payments from the Government are allocated among all local authorities based on fixed criteria and for specific purposes, such as social services or education. The Government currently retains the power to approve changes in the levels of taxes imposed by local authorities. The aggregate deficit of all local authorities in 2019 was approximately NIS 3.4 billion. Government transfers to local authorities in 2019 totaled approximately NIS 29.5 billion.
Social Security System
National Insurance Law. Under Israel’s National Insurance Law, the National Insurance Institute of Israel (“NIOI”), an independent institution, provides a wide range of social security benefits, including old age pension benefits, unemployment insurance, long-term disability payments, worker’s compensation benefits, maternity support benefits and child support payments. In 2019, total expenditures by NIOI were NIS 93.5 billion, as compared with NIS 87.1 billion in 2018 (these expenditures include payments made to NIOI from non-contributory benefits). NIOI funds its expenditures using the proceeds of social security taxes paid by employers and employees, in addition to fees paid by the self-employed, unemployed, students and retirees; transfer payments from the Government pursuant to the National Insurance Law; and interest income on deposits deriving from surpluses from previous years. NIOI also receives separate funds for non-contributory NIOI benefit payments, including payments to new immigrants and other payments not covered by social insurance programs. In 2019, the Government’s transfer payments to NIOI totaled NIS 36.9 billion, and the Government’s share of NIOI’s provision for non-contributory payments totaled NIS 9.2 billion. In 2018, the Government’s transfer payments to NIOI totaled NIS 34.2 billion, and the Government’s share of NIOI’s provision for non-contributory payments totaled NIS 9.5 billion. The aggregate amount of Government transfer payments to NIOI in the 2020 budget was NIS 65.9 billion, of which NIS 19.2 billion was COVID-19-related funding, compared to an actual total Government transfer of NIS 46.6 billion in 2019.
Due to the COVID-19 crisis and the unemployment rate, the Government expanded the scope of social benefits for citizens through the NIOI system, resulting in a total of NIS 19.2 billion government transfer payments to the NIOI for COVID-19-related causes in 2020. These payments continued in 2021, with current estimate totaling NIS 15.0 billion to be transferred to the NIOI in 2021.
Healthcare
Israel has an extremely advanced and efficient universal medical system, with four public health insurance organizations (also known as healthcare funds) and a ratio of one doctor for approximately every 300 people. Israel’s healthcare system receives very high ratings in health outcomes, including life expectancy and healthy life expectancy, infant mortality, public satisfaction polls, and for the scope of its preventative medicine.
Public healthcare expenditures in 2019 were NIS 68.4 billion and included government administration, hospitals and research, investments, public clinics and preventative medicine expenditures, among other expenditures. National expenditures on health as a percentage of GDP have remained constant at 7.6%. in 2017. In 2018 and 2019, public expenditures were approximately 4.9% of GDP. A healthcare tax, which varies based on gross salary and averages 5% of an individual’s gross salary, funds about 40% of the healthcare system, with the remainder funded by direct Government expenditure.
In 2015, the Government enacted legislation to better regulate the relationship between the private and public healthcare systems. The Government established new regulations for the private healthcare insurance market, with the purpose of reducing costs while improving availability. Furthermore, the regulations prohibit physicians working in the public sector from referring patients from the public sector to their private clinics. The Government also allocated substantial additional funding to the public healthcare systems to improve quality and service.
In 2017, the Government enacted legislation to improve economic relations between insurers (healthcare maintenance organizations or “HMOs”) and hospitals. The purchasing of hospital services, which this legislation regulates, accounts for 37% of the public expenditure on healthcare. The legislation intends to create better incentives so that suitable services will be diverted from hospitals and developed and provided in community care, such as non-acute urgent medicine services. Furthermore, the legislation incentivizes hospitals and insurers to shorten waiting times for surgeries.
In January 2018, the Government decided to fund and provide dental care for older people as part of the national healthcare services, and as part of a broader plan designed to strengthen medical and social services to older people and increase healthy life expectancy, as well as decrease the share of private health expenditures in total expenditures on health.
In addition, the Government implemented mandatory reporting of all private health service providers’ prices and profits to obtain better data for possible future regulation related to private suppliers and providers.
Pension Funds
Pension funds, together with life insurance policies and provident funds, are the principal instruments in Israel for the investment and accumulation of retirement savings and provision for retirement income. Most employees who participate in a pension fund do so pursuant to an agreement between the pension fund, the employer (or a representative organization for such employer) and the representative organization for such employee. These agreements require that the employer and the employee each make a contribution to the pension fund. At retirement age, or at the time of another insurable event, the employee, or the employee’s survivors, becomes entitled to receive pension payments.
There are generally two types of pension funds in Israel: an older defined benefits pension fund and a newer defined contribution pension fund. In March 1995, in response to large and rising actuarial deficits of Israel’s pension funds, the Government adopted a new pension policy, including a comprehensive recovery plan for existing pension funds. The primary elements of the recovery plan were: (i) then-existing pension funds would be closed to new entrants, but existing participants would continue to be covered under the existing plans, subject to certain limitations on the future accumulation of benefits; (ii) the Minister of Finance was empowered by the Government to draft recovery plans for pension funds that were in an actuarial deficit, according to the principles established by the Government; (iii) the Minister of Finance, at his discretion, was authorized to continue to issue special Government bonds to pension funds in actuarial deficit for an interim period; and (iv) new members enrolling in pension programs would join newer, actuarially balanced funds that would operate separately and independently from existing funds, while benefits payable by the new pension funds would be subject to automatic reductions, to the extent necessary, to eliminate any actuarial funding deficit of such new funds.
In May 2003, as part of a general economic recovery plan, the Knesset approved a recovery plan for the older pension funds to solve the problems of the active members and pensioners of the pension funds with actuarial deficits and to ensure continued payments to pensioners and those who will reach retirement age.
As of December 2020, Government obligations under the recovery plan stood at NIS 117.7 billion. In 2020, the Government transferred NIS 5 billion from the State’s budget to the older pension funds that had actuarial deficits. The funds will make up the remainder of the deficit by adjusting members’ benefits. Measures taken to adjust members’ benefits include Government-mandated uniform regulations for all funds, a uniform method of calculating wages for the purpose of calculating pension benefits, increased employee and employer contribution rates, and an increase in the retirement age to limit the actuarial deficit and improve fund management. In addition, the Government ceased issuing certain types of designated government bonds, in which the older pension funds were heavily invested, and removed restrictions on both older and newer funds that required a high percentage of assets to be invested in earmarked government bonds.
As of December 31, 2020, long-term investments totaled NIS 2,030 billion, of which NIS 507 billion was invested in new pension funds, NIS 442 billion was invested in old pension funds, NIS 517 billion was invested in life insurance policies and NIS 564 billion was invested in provident funds.

PUBLIC DEBT
General
After continuous consolidation of public debt over the past decade prior to the COVID-19 pandemic, public sector debt (“public debt”) as of December 31, 2020 was NIS 1,004.7 billion, of which NIS 983.9 billion was central government debt.
The debt-to-GDP ratio is a key indicator in determining the credit rating and financial stability of the state. In 2020, due to an increase in expenses in response to COVID-19, the public debt-to-GDP ratio increased by 12.4%, ending the year at 72.4%.
Table No. 30
Government & Public Debt
(In Billions of NIS at End of Year Prices)
	2016	2017	2018	2019	2020
Central Government	740.8	747.1	788.3	823.2	983.9
As percent of GDP	60.5%	58.9%	59.3%	58.5%	70.9%
Other Public Agencies(1)	20.4	21.9	21.7	21.0	20.8
As percent of GDP	1.7%	1.7%	1.6%	1.5%	1.5%
Total	761.2	769.1	810.0	844.1	1,004.7
As percent of GDP	62.2%	60.6%	60.9%	60.0%	72.4%

(1)
Including the debt of the local authorities, except the local authorities’ debt to the central Government.

Source:   Bank of Israel; Ministry of Finance; Central Bureau of Statistics.
Central Government Debt
Central government debt increased in 2020 by 19.5% to NIS 983.9 billion, compared to NIS 823.2 billion in 2019. The majority of the nominal increase stems from a result of increased government expenses due to COVID-19.
As indicated in the table below, total central government debt comprises the outstanding amounts of tradable local currency debt, non-tradable local currency debt and foreign currency debt.

Table No. 31
Central Government Debt
(In Billions of NIS)
Segment	Description	2016	2017	2018	2019	2020
Tradable Local Currency Debt	Floating Rate	43.8	34.6	38.6	44.1	44.1
	Fixed Rate	219.4	221.7	228.1	237.9	310.7
	CPI-Linked	180.7	176.2	177.1	176.6	196.3
	Total	443.9	432.5	443.7	458.7	551.2
Non-Tradable Local Currency Debt(1)	Pension	141.8	157.5	171.3	192.7	210.0
	Insurance	50.3	51.5	52.1	54.5	54.5
	Other	7.9	7.5	7.5	7.6	7.5
	Total	199.9	216.6	230.9	254.7	271.9
Foreign Currency Debt	Israel Bonds	18.1	17.3	19.1	17.8	18.0
	Sovereign bonds	39.9	47.2	60.1	62.0	117.0
	Other (including loan facilities)	2.8	2.4	2.3	1.8	1.6
	Bonds guaranteed by the USA	36.1	31.2	32.3	28.1	24.2
	Total	97.0	98.1	113.7	109.8	160.8
Total Government Debt		740.8	747.1	788.3	823.2	983.9

(1)
All non-tradable local currency debt is CPI-linked.

Source:   Ministry of Finance.
Maturity of Debt
The average time to maturity of central government debt was 9.2 years at the end of 2020, compared to 8.2 years at the end of 2019.
Table No. 32
Maturity of Debt — Average Time to Maturity
(In Years)
	2016	2017	2018	2019	2020
Domestic Debt	7.5	7.9	8.0	8.1	8.1
Foreign Debt	7.2	7.2	7.2	8.9	15.6
Total Debt	7.5	7.8	7.9	8.2	9.2
Source:   Ministry of Finance.
In recent years, the Ministry of Finance has taken some major steps to increase the transferability and liquidity of its bonds. Between 1995 and 2020, the CPI-linked component in the overall domestic tradable debt decreased from 81% to 36%, and the USD-linked component decreased from 10.1% to 0%. Correspondingly, the Ministry of Finance reduced the number of bond series it issues and increased the average size per issue. As a result, the number of traded bond series fell sharply, from 215 in 1995 to only 33 at the end of 2020. In 2020, three series matured and six series were issued. The average series size increased, from NIS 0.7 billion to NIS 16 billion over the same period.

Table No. 33
Annual Local Currency Government Debt Issuances
(Gross Proceeds in Billions of NIS)
	2016	2017	2018	2019	2020
Total Issuances
Tradable	64	59	61	87	165
Non-Tradable	24	30	26	32	26
Total	88	89	87	119	191
Source:   Ministry of Finance.
Domestic Government Debt
Domestic government debt comprises tradable and non-tradable debt. As of December 31, 2020, domestic government debt stood at NIS 823.2 billion, out of which NIS 551.2 billion was tradable debt, compared to NIS 271.9 billion in non-tradable debt. This reflects a 15.4% increase in total domestic government debt compared to 2019.
External Government Debt
As of December 31, 2020, the Government’s external debt stood at NIS 160.7 billion.
Table No. 34
Composition of External Government Debt
(In Billions of USD)
	2016	2017	2018	2019	2020
U.S. Loan Guarantees	9.4	9.0	8.6	8.1	7.5
Sovereign Issuances	10.4	13.6	16.0	17.9	36.4
Israel Bonds Organization	4.7	5.0	5.2	5.2	5.7
Other	0.7	0.7	0.6	0.5	0.5
Total External Debt	25.2	28.3	30.4	31.8	50.1
Over the last decade, Israel has made a major shift away from its classic external borrowing vehicle, the State of Israel Bonds Organization (“Israel Bonds”), in favor of public sovereign issuances. Nonetheless, Israel Bonds remain a reliable and important source of financing for the State, particularly under adverse circumstances, due to the special characteristics of the investors, individuals and institutions, including the worldwide Jewish community that has an interest in Israel. Israel Bonds raises capital through the following three organizations: Development Corporation for Israel (DCI), Development Company for Israel (International) Limited and Canada-Israel Securities, Limited (CISL). Bonds and notes issued through Israel Bonds are not transferable (except pursuant to certain exceptions). The State expects to continue issuing bonds through Israel Bonds in the future. As of December 31, 2020, the outstanding balance of bonds and notes issued through Israel Bonds was approximately $5.7 billion, representing approximately 11% of Israel’s governmental external debt. In 2020, the total funds raised through Israel Bonds amounted to $1.81 billion, a 38% increase from the $1.31 billion raised in 2019.
Table No. 35
Total Funds Raised by Israel Bonds
(In Billions of USD)
	2016	2017	2018	2019	2020
Funds raised	1.31	1.27	1.26	1.31	1.81
Source:   Ministry of Finance.

Israel maintains a close economic, diplomatic, and military relationship with the United States. Israel receives economic and military assistance from the United States in amounts that have averaged approximately $3 billion per year since 1987.
In 1992, the United States approved up to $10 billion in loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the influx of immigrants over this period. Israel completed its financings under this program in January 1998. In April 2003, the United States approved up to $9 billion in additional loan guarantees for Israel to be issued during U.S. government fiscal years 2003 through 2005, with an option to extend the program an additional year. In the years 2005, 2006, 2012, 2015, and 2019 the United States approved Israel’s request to extend the $9 billion program which, as of the last extension, is currently set to expire on September 30, 2023 with all unused guarantee amounts available for use until September 30, 2024. Between September 2003 and November 2004, Israel issued guaranteed notes totaling $4.1 billion face value. Israel has not issued any notes under the $9 billion loan guarantee program since November 2004, and $3.8 billion in U.S. loan guarantees (subject to the reductions described below) remains available. The $9 billion loan guarantee program aims to support Israel’s comprehensive economic program and to create conditions for high and sustainable growth. The amount of guarantees that may be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines as inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. Under the program, the United States issues guarantees with respect to all payments of principal and interest on certain bonds issued by Israel. The proceeds of the guaranteed loans may be used to refinance existing debt. The Government has made certain commitments with respect to its comprehensive economic plan in connection with the loan guarantee program.
Derivatives and Hedging Transactions
Israel has never utilized and currently does not anticipate utilizing derivative instruments for speculative purposes. As of December 31, 2020, the total debt denominated in foreign currency amounted to NIS 160.7 billion, which comprised 16% of total government debt. In addition, the mix of foreign currency debt is characterized by the dominance of USD-denominated debt. As of December 31, 2020, 67% of foreign currency debt was USD-denominated, 31% was denominated in Euro and the remainder was in other currencies. Israel carries out hedging transactions, short-term USD-NIS forward transactions, short-term EUR-NIS forward transactions and long-term swap transactions. USD-NIS swap transactions enable the reduction of exposure to foreign currency risk, and EUR-USD transactions enable diversification of such exposure. As of December 31, 2020, the composition of Israel’s hedged debt portfolio was as follows: 59% USD, 26% Euro, 14% NIS and 1% in other currencies.
Hedging transactions enable the reduction of market risk (currency risk) but expose Israel to credit risk, particularly counterparty risk. Credit risk is managed within the framework of shelf agreements by the International Swap and Derivative Association (ISDA). ISDA regulates the legal processes for the transfer of guarantees. In accordance with ISDA’s Credit Support Annex, a margin call is carried out according to the fair value of the transaction (mark-to-market) and the threshold is set forth in the agreement.
As of December 31, 2020, Israel’s stock of swap transactions amounted to $9.1 billion, of which EUR-NIS transactions amounted to $3.0 billion. USD-NIS transactions amounted to $5.75 billion, JPY-EUR transactions amounted to $303 million and USD-CPI-linked NIS transactions amounted to $50 million. As of December 31, 2020, the mark-to-market value of all transactions stood at $545 million in favor of the counterparties.

Table No. 36
Foreign Currency Debt of the Government of Israel
(Debt Outstanding as of December 31, 2020)
MM $	USD	CAD	EUR	GBP	JPY	Total
State of Israel bonds	5,247	446	24	22	—	5,739
Loans from foreign governments and other loans	247	—	256	—	—	503
Tradable bonds guaranteed by the U.S. Government	7,530	—	—	—	—	7,530
Sovereign bonds – unguaranteed	20,669	—	15,250	160	301	36,380
Total	33,693	446	15,530	182	301	50,152
Source:   Ministry of Finance.
Net Public Debt
Net public debt as of December 31, 2020 was NIS 946.63 billion (68.3% of GDP), comprising NIS 785.9 billion in local currency debt and NIS 160.8 billion in foreign currency debt. In 2019, the net public debt stood at NIS 805.4 billion (57.2% of GDP). In 2020 the ratio of net public debt-to-GDP increased by 11.0%, which was primarily attributable to the COVID-19 pandemic, its effects on the Israeli economy, and the Government’s response to the pandemic. The Government deficit increased from 3.7% of GDP in 2019 to 11.6% of GDP in 2020, due to its expenditures on COVID-19 support programs that lowered eligibility standards and extended length of unemployment benefits, provided support grants to business and the self-employed, established programs to stimulate employment, and increased healthcare spending. A significant secondary cause of the rise in Net Debt to GDP was the anomalous 1.4% drop in nominal GDP in 2020 as a result of COVID-19. Nominal GDP rose by 5.2% on average from 2000 to 2020, and real GDP rose by 3.3% on average over the same period.
Table No. 37
Net Public Debt(1)
(In Billions of NIS at Current Prices)
	2016	2017	2018	2019	2020
Local Currency(2)	619.0	624.7	649.8	695.9	785.9
Foreign Currency(3)	97.0	98.1	113.7	109.4	160.8
Total	715.9	722.8	763.5	805.4	946.6

(1)
Net public debt includes the debt of the local authorities, except the local authorities’ debt to the central Government.

(2)
In 2020, domestic net public debt increased in real terms (at end-of-year 2019 constant prices) by 13.03%, to NIS 786.6 billion.

(3)
Foreign currency debt, for this purpose, does not include nonresidents’ holdings of NIS-denominated Government bonds issued in the domestic market and includes residents’ holdings of foreign currency-denominated Government bonds issued in the global market.

Source:   Bank of Israel.

Table No. 38
Ratio of Net Public Debt to GDP
(Percent of Annual GDP at Current Prices)
	2016	2017	2018	2019	2020
Local Currency	50.6%	49.2%	48.9%	49.5%	56.7%
Foreign Currency(1)	7.9%	7.7%	8.5%	7.8%	11.6%
Total	58.5%	56.9%	57.4%	57.3%	68.3%

(1)
Foreign currency public debt is defined as the Government’s foreign-currency denominated liabilities.

Source:   Bank of Israel; Central Bureau of Statistics.
Domestic Public Debt
Domestic net public debt is defined in the consolidated balance sheet of the Government and the Bank of Israel as gross domestic government debt plus the debt of local authorities, less the liabilities of private sector debtors to the public sector and government deposits in the Bank of Israel. The net public debt includes debt of local authorities, but excludes their debt to the Government. As of December 31, 2020, the domestic net public debt was NIS 785.9 billion, as compared with NIS 695.9 billion as of December 31, 2019. The domestic public debt is comprised of transferable and non-transferable debt, which is raised through the issuance of shekel-denominated bonds. Non-transferable debt is issued to institutional investors in Israel under set terms based on long-standing arrangements. In recent years, the size and share of non-transferable debt as a portion of the total domestic debt has increased to approximately 33%, mainly due to the increase of pension fund-designated bond issuances (see “Public Finance — Pension Funds” above).
External Public Debt
Unless otherwise specified, and only for the purpose of the statistical data presented herein, Israel’s gross external debt is defined, in line with the IMF’s definition, as all external liabilities to nonresidents required to be paid in both local and foreign currency by the public sector, the private sector and the banking system (not including mortgage banks, investment finance banks and financial institutions). For the purpose of this definition, the public sector includes the Government, the Bank of Israel and the national institutions. The data presented does not include currency swap transactions.
The net external debt is defined as the public and private sectors’ external debt, less foreign (debt instrument) assets of both sectors.
Table No. 39
Net External Debt
(in Billions of USD)
	2016	2017	2018	2019	2020
Net External Debt	-134.1	-164.2	-156.4	-170.3	-202.5
As percent of GDP	-42.1%	-46.5%	-42.3%	-43.1%	-50.3%
Source:   Bank of Israel; Central Bureau of Statistics.
The Government is the principal borrower of external public debt. In 2020, the public sector’s share of gross external debt amounted to 47.7%, compared to 38.1% in 2019, 38.8% in 2018, 35.4% in 2017 and 31.8% in 2016. The share of the public sector gross external debt as a percentage of the total government debt was 20.3% in 2020, compared to 16.5% in 2019, 17.4% in 2018, 14.8% in 2017 and 14.4% in 2016 (in each case, at year-end).
Total public sector external debt in 2020 amounted to $62.2 billion, compared to $39.4 billion in 2019, $36.5 billion in 2018, $31.9 billion in 2017, and $27.7 billion in 2016. The total public sector external assets in

2020 amounted to $176.1 billion, compared to $128.8 billion in 2019, $118.0 billion in 2018, $115.7 billion in 2017, and $101.4 billion in 2016.
The net external debt of the public sector is defined as the public sector’s external debt less foreign assets of the public sector.
Table No. 40
Outstanding Public Sector External Debt
(End-year Balances in Millions of USD)
	2016	2017	2018	2019	2020
Public sector external debt(1)
Foreign governments and international institutions	1,656	1,679	1,580	1,462	1,527
Negotiable bonds guaranteed by the U.S. government	9,686	9,324	8,856	8,422	7,998
Negotiable bonds – unguaranteed	11,643	15,882	20,815	24,123	46,926
State of Israel bonds	4,587	4,909	5,104	5,163	5,596
Other	121	127	184	186	185
Total	27,692	31,921	36,539	39,356	62,233
Total public sector external assets	101,415	115,691	118,023	128,816	176,144
Net public sector external debt	-73,723	-83,770	-81,484	-89,460	-113,911
(as percent of GDP)	-23.1%	-23.7%	-22.0%	-22.7%	-28.3%

(1)
Includes accrued interest.

Source:   Ministry of Finance and Bank of Israel.
Table No. 41
Forward Amortization of External Debt — Principal Payments
(in Millions of USD)(1)
	2021	2022	2023	2024	2025	2026 onwards
Public sector . . . . . . . . . . . . . . . . . . .	8,033	5,574	4,861	6,723	1,704	32,011
Foreign governments and international institutions . . . . . . . . . . . . . . . . . .	28	28	19	13	8	1,429
Negotiable bonds guaranteed by the U.S. government . . . . . . . . . . . . . . .	158	129	2,017	1,840	68	507
Negotiable bonds – unguaranteed . . . .	6,249	4,033	1,842	4,294	957	29,552
State of Israel bonds . . . . . . . . . . . . .	1,583	1,369	968	561	656	414
Other . . . . . . . . . . . . . . . . . . . . . . . .	15	15	15	15	15	109
Private sector . . . . . . . . . . . . . . . . . .	2,891	3,818	6,224	6,073	4,749	5,071
Financial loans . . . . . . . . . . . . . . . . .	1,243	1,658	2,072	2,072	1,243	0
Bonds . . . . . . . . . . . . . . . . . . . . . . . .	109	109	1,587	1,437	1,967	5,071
Equity-holders’ loans . . . . . . . . . . . . .	1,539	2,051	2,564	2,564	1,539	0
Total direct credit external liabilities (Debt Instruments) . . . . . . . . . . . . .	10,923	9,392	11,084	12,796	6,453	37,082

(1)
Based on the debt balance as of the end of the period preceding the forecasted payments.

Excludes trade credit and banking system data. The data do not include accrued interest.
Source:   Ministry of Finance and Bank of Israel.

Table No. 42
Forward Amortization of External Debt — Interest Payments
(In Millions of USD)(1)
	2021	2022	2023	2024	2025	2026 onwards
Public sector	1,887	1,842	1,745	1,424	1,083	16,018
Foreign governments and international institutions	7	7	6	5	5	112
Negotiable bonds guaranteed by the U.S. government	938	946	911	634	408	528
Negotiable bonds – unguaranteed	795	772	737	724	629	15,158
State of Israel bonds	134	104	79	49	30	55
Other	13	13	12	12	11	165
Private sector	482	465	470	345	251	1,760
Financial loans	84	71	54	33	13	0
Bonds	372	372	399	301	234	1,760
Equity-holders’ loans	26	22	17	11	4	0
Total direct credit external liabilities (Debt Instruments) .	2,369	2,307	2,215	1,769	1,334	17,778

(1)
Based on the debt balance as of the end of the period preceding the forecasted payments.

Excludes trade credit and banking system data.
Source:   Ministry of Finance and Bank of Israel calculations.
State Guarantees
In certain cases, the Government may issue financial guarantees to secure third-party obligations if it determines that the issuance of such guarantees is in the best interest of the State. These guarantees generally require the payment of a fee. Each guarantee or guarantee program must be specifically approved in advance by the Finance Committee of the Knesset, and the aggregate amount of all obligations issued under such guarantees may not exceed 10% of the Government’s annual budget for the same year excluding development budget. In exceptional circumstances, the Government may increase the rate to 25% for a period that may not exceed 18 months.
Government guarantees fall into four categories:
(i)
Guarantees to support economic activities, including encouragement of capital investment and lending to SME;

(ii)
Guarantees to support foreign trade, including export guarantees against foreign, political, and commercial risks made through ASHR’A, the Israel Foreign Trade Risks Insurance Corporation Ltd., a Government-controlled company, or through two private export insurance companies.

(iii)
Special guarantees to support Government-controlled entities, including entities in the infrastructure sectors such as IEC, or to support other enterprises or activities on a case-by-case basis; and

(iv)
Special Guarantees to support SME and large enterprises that were affected by the COVID-19 pandemic. The Government has initiated two main programs in this category:

a)
Establishing a dedicated guarantee loan fund designed for small, medium and large businesses. The purpose of the fund is to assist businesses that have encountered cash flow difficulties, due to restrictions imposed by the Government to contain the spread of COVID-19, to obtain loans from the banking system. To further assist businesses in the recovery process and accelerate business activity, the Government extended the initial loan repayment period from five to ten years, and allowed a second grace period of up to an additional 12 months.
b)
Assisting Israeli exporters and local businesses in the field of short-term credit insurance, during the COVID-19 period, with the aim of encouraging economic growth and employment by providing a guarantee to top up cover beyond the basic coverage of the private insurance companies to their customers.

The guarantees, the associated fees and other receipts are included in the national accounts. As of December 31, 2020, approximately $5 billion in State guarantees remained outstanding. The following table sets forth the State guarantees granted to secure third parties’ indebtedness by category.
Table No. 43
State Guarantees
(In Millions of NIS)
	As of December 31, 2019		As of December 31, 2020
	Grouping(1)	Exposure	Effective Limits of the Program	Exposure
Small- and Medium-Sized Business Funds	(i)	778	1,045	684
Energy Efficiency Fund	(i)	—	190	—
International Trade	(ii)	8,276	11,255	8,147
Housing	(iii)	812	871	600
Israel Electric Corporation Ltd	(iii)	282	215	215
Small/Medium and Large-Sized Business Funds – COVID-19 Fiscal Plan	(iv)(a)	—	5,771	4,479
Top Up Cover 2020	(iv)(b)	—	2,660	2,163
Total		10,148	22,007	16,288

(1)
Refers to groupings (i), (ii), (iii) and (iv) described in the first paragraph under “State Guarantees,” above.

Source:   Ministry of Finance.

DEBT RECORD
Israel has never defaulted on the payment of principal or interest on any of its internal or external debt obligations.
Loans from the Government of the Federal Republic of Germany
Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2020 (In Millions)(1)
2.0	Dec.1991	Dec.2021	EUR	3.6
2.0	Dec.1992	Dec.2022	EUR	7.1
2.0	Dec.1993	Dec.2023	EUR	13.8
2.0	Dec.1994	Dec.2024	EUR	10.2
2.0	Jun.1995	Jun.2025	EUR	16.1
2.0	Dec.1996	Dec.2026	EUR	13.8
2.0	Jan.1998	Dec.2027	EUR	8.9
2.0	Sep.2000	Dec.2030	EUR	2.2
2.0	Dec.2001	Dec.2030	EUR	5.1
2.0	Dec.2003	Dec.2030	EUR	0.5
2.0	Dec.2004	Dec.2030	EUR	0.9
2.0	Aug.2005	Dec.2030	EUR	0.9
2.0	Dec.2006	Dec.2030	EUR	1.7
2.0	Dec.2007	Dec.2030	EUR	0.9

(1)
Data excludes accrued interest on debt outstanding.

Source:    Ministry of Finance.
Loans from Non-Israeli Banks
Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2020 (In Millions)(1)
4.157	Dec.2009	Dec.2029	EUR	79.4
3.571	Jan.2012	Jan.2032	EUR	42.3

(1)
Data excludes accrued interest on debt outstanding.

Source:    Ministry of Finance.

International Capital Markets Issues
Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2020 (In Millions)(1)(2)
7.25	Dec.1998	Dec.2028	USD	250
6.875	Oct. 1999	Oct.2034	GBP	100
4.00	Jan. 2012	Jun.2022	USD	1,500
3.15	Jan. 2013	Jun.2023	USD	1,000
4.5	Jan. 2013	Jan.2043	USD	1,000
2.875	Jan. 2014	Jan.2024	EUR	1,500
4.5	Mar. 2016	Jan.2043	USD	500
2.875	Mar. 2016	Mar. 2026	USD	1,000
4.5	Oct. 2016	Jan.2043	USD	200
1.5	Jan. 2017	Jan.2027	EUR	1,500
2.375	Jan. 2017	Jan.2037	EUR	750
3.25	Jan. 2018	Jan.2028	USD	1,000
4.125	Jan. 2018	Jan.2048	USD	1,000
0.05	Jul. 2018	Jul.2021	EUR	250
1.5	Jan. 2019	Jan.2029	EUR	1,250
2.5	Jan. 2019	Jan.2049	EUR	1,250
2.0	Jul. 2019	Jul.2069	EUR	500
0.15	Aug. 2019	Aug. 2026	JPY	15,000
2.5	Jan. 2020	Jan.2030	USD	1,000
3.375	Jan. 2020	Jan.2050	USD	2,000
2.875	Apr. 2020	Jan.2024	EUR	500
1.5	Apr. 2020	Jan.2029	EUR	200
2.75	Apr. 2020	Jul.2030	USD	2,000
3.875	Apr. 2020	Jul.2050	USD	2,000
4.5	Apr. 2020	Apr. 2120	USD	1,000
2.0	Apr. 2020	Jul.2069	EUR	150
1.5	Apr. 2020	Jan.2029	EUR	200
2.875	Apr. 2020	Jan.2024	EUR	250
2.875	May. 2020	Jan.2024	EUR	350
3.8	May. 2020	May. 2060	USD	5,000
2.0	Jul. 2020	Jul.2069	EUR	350
0	Jul. 2020	Jul.2022	EUR	500
0	Jul. 2020	Jul.2022	EUR	950
0.315	Jul. 2020	Jul.2023	JPY	16,000
1.5	Aug. 2020	Jan.2027	EUR	250
2.875	Oct. 2020	Jan.2024	EUR	550
0	Oct. 2020	Jul.2022	EUR	600
2.875	Oct. 2020	Jan.2024	EUR	400

(1)
Data excludes accrued interest on debt outstanding.

(2)
In January 2020, the Government raised $3 billion through a US registered bond offering, consisting of an aggregate of $1 billion of 2.5% bonds due January 2030 and $2 billion of 3.375% bonds due January 2050.

In April 2020, the Government raised $5 billion through a US registered bond offering, consisting of an aggregate of $2 billion of 2.75% bonds due July 2030, $2 billion of 3.875% bonds due July 2050, and $1 billion of 4.5% bonds due April 2120.

In May 2020, the Government raised and $5 billion through an EMTN offering of 3.8% bonds due May 2060.
Between April and October 2020, the Government raised €5.25 billion in 13 tap offerings of its EMTN program, and in July 2020 the Government raised ¥16 billion in an EMTN offering.
Source:    Ministry of Finance
STATE OF ISRAEL BONDS
ISSUED THROUGH THE DEVELOPMENT CORPORATION FOR ISRAEL
18K REPORT FOR BONDS AS OF DECEMBER 31, 2020
ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
DEVELOPMENT ISSUES
DEV-7TH AMENDED	4.00	JAN 2006 – FEB 2006	JAN 2021 – FEB 2021	USD	1.16
DEV-7TH AMENDED	4.00	JAN 2006 – FEB 2006	JAN 2021 – FEB 2021	USD	1.48
DEV INT’L-7TH AMENDED	4.00	JAN 2006 – FEB 2006	JAN 2021 – FEB 2021	USD	0.81
INSTITUTIONAL ISSUES
LFRI INSTITUTIONAL PP 7TH ISSUE 5 YEARS	LIBORUSD06 – 1.10	APR 2016 – MAY 2016	APR 2021 – MAY 2021	USD	8.60
LFRI INSTITUTIONAL PP 8TH ISSUE 3 YEARS	LIBORUSD06 – 0.60	FEB 2018 – MAR 2018	JUN 2021 – NOV 2021	USD	22.50
LFRI INSTITUTIONAL PP 8TH ISSUE 5 YEARS	LIBORUSD06 – 1.00 – 1.10	JAN 2017 – MAR 2018	JAN 2022 – MAR 2023	USD	31.00
LFRI INSTITUTIONAL PP 9TH ISSUE 2 YEARS	LIBORUSD06 – 0.25 – 0.45	FEB 2019 – NOV 2019	FEB 2021 – NOV 2021	USD	1.55
LFRI INSTITUTIONAL PP 9TH ISSUE 3 YEARS	LIBORUSD06 – 0.55	JUN 2018 – JUN 2018	JUN 2021 – JUN 2021	USD	2.00
USD LFRI INSTITUTIONAL PP 9TH ISSUE 5 YEARS	LIBORUSD06 – 0.85 – 0.95	MAY 2018 – SEP 2018	MAY 2023 – SEP 2023	USD	6.00
INSTITUTIONAL JUBILEE PP 7TH ISSUE 3 YEARS	3.15 – 3.28	FEB 2018 – APR 2018	FEB 2021 – APR 2021	USD	65.30
INSTITUTIONAL JUBILEE PP 7TH ISSUE 5 YEARS	2.57 – 3.71	JAN 2016 – MAR 2018	JAN 2021 – MAR 2023	USD	155.50
INSTITUTIONAL JUBILEE PP 8TH ISSUE 2 YEARS	1.15 – 1.46	JUN 2020 – NOV 2020	JUN 2022 – NOV 2022	USD	15.00
INSTITUTIONAL JUBILEE PP 8TH ISSUE 3 YEARS	1.25 – 3.71	JUN 2018 – NOV 2020	JUN 2021 – NOV 2023	USD	99.80
INSTITUTIONAL JUBILEE PP 8TH ISSUE 5 YEARS	1.56 – 3.72	JAN 2019 – OCT 2020	JAN 2024 – OCT 2025	USD	190.40
INSTITUTIONAL REINVESTMENT BONDS
REINVESTMENT SAVINGS BOND 5TH INTERN’L	2.70 – 3.57	JAN 2018 – AUG 2018	JAN 2021 – AUG 2021	USD	0.24
REINVESTMENT SAVINGS BOND 6TH INTERN’L	2.41 – 3.54	OCT 2018 – AUG 2019	OCT 2021 – AUG 2022	USD	0.36
REINVESTMENT SAVINGS BOND 7TH INTERN’L	1.26 – 2.47	AUG 2019 – AUG 2020	AUG 2022 – AUG 2023	USD	1.52
REINVESTMENT SAVINGS BOND 8TH INTERN’L	0.28 – 1.24	SEP 2020 – DEC 2020	SEP 2023 – DEC 2023	USD	0.01
JUBILEE
JUBILEE 7TH ISSUE 10 Y CASH	3.14 – 4.50	JAN 2011 – JUN 2013	JAN 2021 – JUN 2023	USD	338.07
JUBILEE 8TH ISSUE 10 Y CASH	3.80 – 4.51	JUN 2013 – JUL 2014	JUN 2023 – JUL 2024	USD	255.43
JUBILEE 9TH ISSUE 10 Y CASH	3.12 – 3.93	JUL 2014 – SEP 2015	JUL 2024 – SEP 2025	USD	144.25

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
JUBILEE 10TH ISSUE 3 Y CASH	2.45 – 3.13	JAN 2018 – APR 2018	JAN 2021 – APR 2021	USD	49.74
JUBILEE 10TH ISSUE 5 Y CASH	2.25 – 3.60	JAN 2016 – APR 2018	JAN 2021 – APR 2023	USD	332.31
JUBILEE 10TH ISSUE 10 Y CASH	3.10 – 4.26	SEP 2015 – APR 2018	SEP 2025 – APR 2028	USD	216.25
JUBILEE 11TH ISSUE 2 Y CASH	0.16 – 3.13	JAN 2019 – DEC 2020	JAN 2021 – DEC 2022	USD	879.75
JUBILEE 11TH ISSUE 3 Y CASH	0.21 – 3.56	MAY 2018 – DEC 2020	MAY 2021 – DEC 2023	USD	511.77
JUBILEE 11TH ISSUE 5 Y CASH	0.45 – 3.95	MAY 2018 – DEC 2020	MAY 2023 – DEC 2025	USD	519.67
JUBILEE 11TH ISSUE 10 Y CASH	1.33 – 4.46	MAY 2018 – DEC 2020	MAY 2028 – DEC 2030	USD	163.03
JUBILEE 11TH ISSUE 15 Y CASH	1.58 – 4.71	MAY 2018 – DEC 2020	MAY 2033 – DEC 2035	USD	51.18
JUBILEE 11TH ISSUE 2 Y FINANCING	1.00 – 1.10	AUG 2020 – NOV 2020	AUG 2022 – NOV 2022	USD	26.10
JUBILEE 1ST INTERNATIONAL ISSUE 10 YEARS	3.75 – 4.51	JUN 2013 – NOV 2013	JUN 2023 – NOV 2023	USD	0.70
JUBILEE 2ND INTERNATIONAL ISSUE 10 YEARS	3.81 – 4.50	JAN 2014 – OCT 2014	JAN 2024 – OCT 2024	USD	1.60
JUBILEE 3RD INTERNATIONAL ISSUE 10 YEARS	3.31 – 3.93	NOV 2014 – OCT 2015	NOV 2024 – OCT 2025	USD	18.40
JUBILEE 4TH INTERNATIONAL ISSUE 5 YEARS	2.25 – 2.86	JAN 2016 – OCT 2016	JAN 2021 – OCT 2021	USD	2.52
JUBILEE 4TH INTERNATIONAL ISSUE 10 YEARS	3.10 – 3.91	OCT 2015 – OCT 2016	OCT 2025 – OCT 2026	USD	12.76
JUBILEE 5TH INTERNATIONAL ISSUE 5 YEARS	2.45 – 3.20	NOV 2016 – AUG 2017	NOV 2021 – AUG 2022	USD	4.41
JUBILEE 5TH INTERNATIONAL ISSUE 10 YEARS	3.12 – 4.08	OCT 2016 – AUG 2017	OCT 2026 – AUG 2027	USD	7.34
JUBILEE 6TH INTERNATIONAL ISSUE 3 YEARS	3.08 – 3.56	APR 2018 – SEP 2018	APR 2021 – SEP 2021	USD	0.84
JUBILEE 6TH INTERNATIONAL ISSUE 5 YEARS	2.96 – 3.94	NOV 2017 – AUG 2018	NOV 2022 – AUG 2023	USD	0.48
JUBILEE 6TH INTERNATIONAL ISSUE 10 YEARS	3.60 – 4.46	NOV 2017 – AUG 2018	NOV 2027 – AUG 2028	USD	9.58
JUBILEE 7TH INTERNATIONAL ISSUE 2 YEARS	2.27 – 3.13	JAN 2019 – AUG 2019	JAN 2021 – AUG 2021	USD	1.52
JUBILEE 7TH INTERNATIONAL ISSUE 3 YEARS	2.47 – 3.44	NOV 2018 – JUL 2019	NOV 2021 – JUL 2022	USD	0.72
JUBILEE 7TH INTERNATIONAL ISSUE 5 YEARS	2.65 – 3.95	OCT 2018 – JUL 2019	OCT 2023 – JUL 2024	USD	1.02
JUBILEE 7TH INTERNATIONAL ISSUE 10 YEARS	3.36 – 4.40	OCT 2018 – AUG 2019	OCT 2028 – AUG 2029	USD	5.27
JUBILEE 7TH INTERNATIONAL ISSUE 15 YEARS	3.60 – 4.56	OCT 2018 – JUL 2019	OCT 2033 – JUL 2034	USD	4.18
JUBILEE 8TH INTERNATIONAL ISSUE 2 YEARS	1.06 – 2.08	OCT 2019 – AUG 2020	OCT 2021 – AUG 2022	USD	35.27
JUBILEE 8TH INTERNATIONAL ISSUE 3 YEARS	1.24 – 2.15	NOV 2019 – AUG 2020	NOV 2022 – AUG 2023	USD	2.89
JUBILEE 8TH INTERNATIONAL ISSUE 5 YEARS	1.51 – 2.50	SEP 2019 – AUG 2020	SEP 2024 – AUG 2025	USD	1.27
JUBILEE 8TH INTERNATIONAL ISSUE 10 YEARS	2.33 – 3.20	SEP 2019 – JUL 2020	SEP 2029 – JUL 2030	USD	5.41
JUBILEE 8TH INTERNATIONAL ISSUE 15 YEARS	2.74 – 3.44	SEP 2019 – MAY 2020	SEP 2034 – MAY 2035	USD	0.31
JUBILEE 9TH INTERNATIONAL ISSUE 2 YEARS	1.00 – 1.10	SEP 2020 – NOV 2020	SEP 2022 – NOV 2022	USD	4.50

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
JUBILEE 9TH INTERNATIONAL ISSUE 5 YEARS	0.51	DEC 2020 – DEC 2020	DEC 2025 – DEC 2025	USD	0.03
JUBILEE 9TH INTERNATIONAL ISSUE 10 YEARS	1.72 – 2.23	SEP 2020 – NOV 2020	SEP 2030 – NOV 2030	USD	1.14
JUBILEE 9TH INTERNATIONAL ISSUE 15 YEARS	2.48	NOV 2020 – NOV 2020	NOV 2035 – NOV 2035	USD	0.03
MACCABEE BONDS 7TH ISSUE 10 YEARS	3.20 – 3.51	AUG 2012 – JUN 2013	AUG 2022 – JUN 2023	USD	10.45
MACCABEE BONDS 8TH ISSUE 10 YEARS	3.67 – 4.30	JUN 2013 – JUL 2014	JUN 2023 – JUL 2024	USD	23.33
MACCABEE BONDS 9TH ISSUE 10 YEARS	2.97 – 3.80	JUL 2014 – SEP 2015	JUL 2024 – SEP 2025	USD	16.69
MACCABEE BONDS 10TH ISSUE 3 YEARS	2.30 – 2.98	JAN 2018 – APR 2018	JAN 2021 – APR 2021	USD	1.65
MACCABEE BONDS 10TH ISSUE 5 YEARS	2.10 – 3.44	JAN 2016 – APR 2018	JAN 2021 – APR 2023	USD	32.84
MACCABEE BONDS 10TH ISSUE 10 YEARS	2.95 – 4.11	SEP 2015 – APR 2018	SEP 2025 – APR 2028	USD	25.94
MACCABEE BONDS 11TH ISSUE 2 YEARS	0.16 – 2.98	JAN 2019 – DEC 2020	JAN 2021 – DEC 2022	USD	19.01
MACCABEE BONDS 11TH ISSUE 3 YEARS	0.21 – 3.41	MAY 2018 – DEC 2020	MAY 2021 – DEC 2023	USD	11.28
MACCABEE BONDS 11TH ISSUE 5 YEARS	0.45 – 3.80	MAY 2018 – DEC 2020	MAY 2023 – DEC 2025	USD	38.66
MACCABEE BONDS 11TH ISSUE 10 YEARS	1.28 – 4.31	MAY 2018 – DEC 2020	MAY 2028 – DEC 2030	USD	7.95
MACCABEE BONDS 11TH ISSUE 15 YEARS	1.43 – 4.56	MAY 2018 – DEC 2020	MAY 2033 – DEC 2035	USD	2.38
MACCABEE BONDS 2ND INTERNATIONAL ISSUE 10Y	3.61 – 4.16	FEB 2014 – OCT 2014	FEB 2024 – OCT 2024	USD	0.13
MACCABEE BONDS 3RD INTERNATIONAL ISSUE 10Y	3.30 – 3.78	NOV 2014 – OCT 2015	NOV 2024 – OCT 2025	USD	0.12
MACCABEE BONDS 4TH INTERNATIONAL ISSUE 5Y	2.11 – 2.71	JAN 2016 – JUL 2016	JAN 2021 – JUL 2021	USD	0.08
MACCABEE BONDS 4TH INTERNATIONAL ISSUE 10Y	3.01 – 3.76	NOV 2015 – AUG 2016	NOV 2025 – AUG 2026	USD	0.15
MACCABEE BONDS 5TH INTERNATIONAL ISSUE 5Y	2.77 – 2.90	FEB 2017 – JUL 2017	FEB 2022 – JUL 2022	USD	0.06
MACCABEE BONDS 5TH INTERNATIONAL ISSUE 10Y	3.58 – 3.84	FEB 2017 – JUL 2017	FEB 2027 – JUL 2027	USD	0.03
MACCABEE BONDS 6TH INTERNATIONAL ISSUE 10Y	4.03 – 4.31	APR 2018 – AUG 2018	APR 2028 – AUG 2028	USD	0.11
MACCABEE BONDS 6TH INTERNATIONAL ISSUE 3Y	2.98 – 3.41	APR 2018 – AUG 2018	APR 2021 – AUG 2021	USD	0.04
MACCABEE BONDS 6TH INTERNATIONAL ISSUE 5Y	2.88 – 3.70	OCT 2017 – AUG 2018	OCT 2022 – AUG 2023	USD	0.05
MACCABEE BONDS 7TH INTERNATIONAL ISSUE 2Y	2.18 – 2.98	JAN 2019 – AUG 2019	JAN 2021 – AUG 2021	USD	0.10
MACCABEE BONDS 7TH INTERNATIONAL ISSUE 3Y	2.76 – 3.00	DEC 2018 – APR 2019	DEC 2021 – APR 2022	USD	0.05
MACCABEE BONDS 7TH INTERNATIONAL ISSUE 5Y	2.53 – 3.70	NOV 2018 – AUG 2019	NOV 2023 – AUG 2024	USD	0.05
MACCABEE BONDS 7TH INTERNATIONAL ISSUE 10Y	3.27 – 4.25	OCT 2018 – JUL 2019	OCT 2028 – JUL 2029	USD	0.21
MACCABEE BONDS 7TH INTERNATIONAL ISSUE 15Y	4.46	NOV 2018 – NOV 2018	NOV 2033 – NOV 2033	USD	0.02
MACCABEE BONDS 8TH INTERNATIONAL ISSUE 2Y	0.91 – 1.78	DEC 2019 – AUG 2020	DEC 2021 – AUG 2022	USD	0.07
MACCABEE BONDS 8TH INTERNATIONAL ISSUE 3Y	1.10 – 2.00	DEC 2019 – AUG 2020	DEC 2022 – AUG 2023	USD	0.10

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
MACCABEE BONDS 8TH INTERNATIONAL ISSUE 5Y	1.40 – 2.26	OCT 2019 – JUL 2020	OCT 2024 – JUL 2025	USD	0.07
MACCABEE BONDS 8TH INTERNATIONAL ISSUE 10Y	2.34 – 3.22	AUG 2019 – MAR 2020	AUG 2029 – MAR 2030	USD	0.06
MACCABEE BONDS 9TH INTERNATIONAL ISSUE 2Y	0.86	NOV 2020 – NOV 2020	NOV 2022 – NOV 2022	USD	0.01
MACCABEE BONDS 9TH INTERNATIONAL ISSUE 3Y	0.95	NOV 2020 – NOV 2020	NOV 2023 – NOV 2023	USD	0.01
MACCABEE BONDS 9TH INTERNATIONAL ISSUE 5Y	0.51 – 1.30	SEP 2020 – DEC 2020	SEP 2025 – DEC 2025	USD	0.01
MACCABEE BONDS 9TH INTERNATIONAL ISSUE 15Y	2.3	SEP 2020 – SEP 2020	SEP 2035 – SEP 2035	USD	0.01
LIBOR FLOATING RATE ISSUE BONDS
LFRI 16TH ISSUE 2Y FINANCING	LIBORUSD06 – 0.50 – 0.90	JAN 2019 – SEP 2020	JAN 2021 – SEP 2022	USD	110.33
LFRI 4TH INTERNATIONAL ISSUE 5 YEARS CASH	LIBORUSD06 – 0.95 – 1.10	FEB 2016 – OCT 2016	FEB 2021 – OCT 2021	USD	40.02
LFRI 5TH INTERNATIONAL ISSUE 5 YEARS CASH	LIBORUSD06 – 0.90 – 1.00	OCT 2016 – JUL 2017	OCT 2021 – JUL 2022	USD	30.73
LFRI 6TH INTERNATIONAL ISSUE 3 YEARS CASH	LIBORUSD06 – 0.30 – 0.45	FEB 2018 – SEP 2018	FEB 2021 – SEP 2021	USD	0.51
LFRI 6TH INTERNATIONAL ISSUE 5 YEARS CASH	LIBORUSD06 – 0.80	APR 2018 – JUL 2018	APR 2023 – JUL 2023	USD	1.01
LFRI 7TH INTERNATIONAL ISSUE 2 YEARS CASH	LIBORUSD06 – 0.10 – 0.30	FEB 2019 – JUL 2019	FEB 2021 – JUL 2021	USD	0.71
LFRI 7TH INTERNATIONAL ISSUE 5 YEARS CASH	LIBORUSD06 – 0.40	NOV 2018 – JAN 2019	NOV 2023 – JAN 2024	USD	35.07
LFRI 8TH INTERNATIONAL ISSUE 2 YEARS CASH	LIBORUSD06 – 0.25 – 0.30	AUG 2019 – DEC 2019	AUG 2021 – DEC 2021	USD	25.40
LFRI 14TH ISSUE 5Y CASH	LIBORUSD06 – 0.95 – 1.10	JAN 2016 – OCT 2016	JAN 2021 – OCT 2021	USD	17.18
LFRI-15TH ISSUE 3Y CASH	LIBORUSD06 – 0.20 – 0.45	JAN 2018 – APR 2018	JAN 2021 – APR 2021	USD	7.05
LFRI-15TH ISSUE 5Y CASH	LIBORUSD06 – 0.60 – 1.00	OCT 2016 – APR 2018	OCT 2021 – APR 2023	USD	41.92
LFRI-16TH ISSUE 2Y CASH	LIBORUSD06 – 0.00 – 0.30	JAN 2019 – JAN 2020	JAN 2021 – JAN 2022	USD	94.94
LFRI-16TH ISSUE 3Y CASH	LIBORUSD06 – 0.00 – 0.45	MAY 2018 – JAN 2019	MAY 2021 – JAN 2022	USD	5.40
LFRI-16TH ISSUE 5Y CASH	LIBORUSD06 – 0.40 – 0.80	MAY 2018 – JAN 2019	MAY 2023 – JAN 2024	USD	10.49
FLOATING LIBOR FINANCING 6TH INTERN’L DOLL’	LIBORUSD06 – 0.70	JAN 2019 – JAN 2019	JAN 2021 – JAN 2021	USD	0.01
FLOATING RATE BONDS 13TH EURO SERIES 3Y	LIBORUSD06 – 1.22 – 1.32	JAN 2018 – SEP 2018	JAN 2021 – SEP 2021	EUR	1.69
FLOATING RATE BONDS 14TH EURO SERIES 2Y	LIBORUSD06 – 1.02	FEB 2019 – AUG 2019	FEB 2021 – AUG 2021	EUR	0.97
FLOATING RATE BONDS 14TH EURO SERIES 3Y	LIBORUSD06 – 1.12-1.22	OCT 2018 – DEC 2018	OCT 2021 – DEC 2021	EUR	1.75
FLOATING RATE BONDS 15TH EURO SERIES 2Y	. LIBORUSD06 – 1.02	AUG 2019 – DEC 2019	AUG 2021 – DEC 2021	EUR	3.89
SAVINGS BOND
MAZEL TOV 7TH ISSUE 5 YEARS	2.45 – 4.04	JAN 2016 – MAY 2018	JAN 2021 – MAY 2023	USD	74.68
MAZEL TOV 8TH ISSUE 5 YEARS	1.68 – 4.38	JUN 2018 – DEC 2020	JUN 2023 – DEC 2025	USD	61.52
MAZAL TOV SAVINGS BOND 4TH INTERNATIONAL 5Y	2.45 – 3.21	JAN 2016 – OCT 2016	JAN 2021 – OCT 2021	USD	0.25
MAZAL TOV SAVINGS BOND 5TH INTERNATIONAL 5Y	2.80 – 3.47	NOV 2016 – OCT 2017	NOV 2021 – OCT 2022	USD	0.42

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
MAZAL TOV SAVINGS BOND 6TH INTERNATIONAL 5Y	3.33 – 4.23	NOV 2017 – OCT 2018	NOV 2022 – OCT 2023	USD	0.34
MAZAL TOV SAVINGS BOND 7TH INTERNATIONAL 5Y	3.22 – 4.38	NOV 2018 – AUG 2019	NOV 2023 – AUG 2024	USD	0.36
MAZAL TOV SAVINGS BOND 8TH INTERNATIONAL 5Y	2.57	APR 2020 – APR 2020	APR 2025 – APR 2025	USD	0.04
SABRA SAVING 7TH ISSUE 3 YEARS	2.46 – 3.12	JAN 2018 – APR 2018	JAN 2021 – APR 2021	USD	10.06
SABRA SAVING 8TH ISSUE 1 YEAR	0.10 – 1.72	JAN 2020 – DEC 2020	JAN 2021 – DEC 2021	USD	75.63
SABRA SAVING 8TH ISSUE 3 YEARS	0.23 – 3.57	MAY 2018 – DEC 2020	MAY 2021 – DEC 2023	USD	114.90
SABRA SAVINGS BOND 5TH INTERNATIONAL ISSUE 5Y	2.90 – 3.02	AUG 2017 – OCT 2017	AUG 2022 – OCT 2022	USD	0.60
SABRA SAVINGS BOND 6TH INTERNATIONAL ISSUE 3Y	2.46 – 3.57	JAN 2018 – SEP 2018	JAN 2021 – SEP 2021	USD	1.59
SABRA SAVINGS BOND 6TH INTERNATIONAL ISSUE 5Y	2.98 – 3.98	OCT 2017 – SEP 2018	OCT 2022 – SEP 2023	USD	10.79
SABRA SAVINGS BOND 7TH INTERNATIONAL ISSUE 2Y	2.35 – 3.20	JAN 2019 – AUG 2019	JAN 2021 – AUG 2021	USD	2.46
SABRA SAVINGS BOND 7TH INTERNATIONAL ISSUE 3Y	2.41 – 3.54	OCT 2018 – JUL 2019	OCT 2021 – JUL 2022	USD	4.37
SABRA SAVINGS BOND 7TH INTERNATIONAL ISSUE 5Y	2.73 – 3.98	OCT 2018 – AUG 2019	OCT 2023 – AUG 2024	USD	4.96
SABRA SAVINGS BOND 8TH INTERNATIONAL ISSUE 1Y	1.74	JAN 2020 – JAN 2020	JAN 2021 – JAN 2021	USD	0.01
SABRA SAVINGS BOND 8TH INTERNATIONAL ISSUE 2Y	1.06 – 2.41	AUG 2019 – AUG 2020	AUG 2021 – AU G 2020	USD	11.34
SABRA SAVINGS BOND 8TH INTERNATIONAL ISSUE 3Y	1.51	JUN 2020 – JUN 2020	JUN 2023 – JUN 2023	USD	0.01
SABRA SAVINGS BOND 8TH INTERNATIONAL ISSUE 5Y	1.60 – 2.74	AUG 2019 – AUG 2020	AUG 2024 – AUG 2025	USD	5.60
SABRA SAVINGS BOND 9TH INTERNATIONAL ISSUE 2Y	0.20 – 1.10	AUG 2020 – DEC 2020	AUG 2022 – DEC 2022	USD	10.62
SABRA SAVINGS BOND 9TH INTERNATIONAL ISSUE 5Y	1.52 – 1.55	SEP 2020 – OCT 2020	SEP 2025 – OCT 2025	USD	0.20
EMITZVAH SAVING 7TH ISSUE 5 YEARS	2.45 – 4.04	JAN 2016 – MAY 2018	JAN 2021 – MAY 2023	USD	0.63
EMITZVAH SAVING 8TH ISSUE 5 YEARS	1.68 – 4.43	JUN 2018 – DEC 2020	JUN 2023 – DEC 2025	USD	0.69
STERLING BONDS
MAZAL TOV SAVINGS BONDS 6TH STERLING SERIES	1.74 – 2.94	JAN 2016 – OCT 2016	JAN 2021 – OCT 2021	GBP	0.11
MAZAL TOV SAVINGS BONDS 7TH STERLING SERIES	1.72 – 2.25	NOV 2016 – OCT 2017	NOV 2021 – OCT 2022	GBP	0.11
MAZAL TOV SAVINGS BONDS 8TH STERLING SERIES	2.33 – 2.75	NOV 2017 – OCT 2018	NOV 2022 – OCT 2023	GBP	0.12
MAZAL TOV SAVINGS BONDS 9TH STERLING SERIES	2.26 – 2.80	NOV 2018 – AUG 2019	NOV 2023 – AUG 2024	GBP	0.07
MAZAL TOV SAVINGS BONDS 10TH STERLING SERIES	1.55 – 2.16	SEP 2019 – AUG 2020	SEP 2024 – AUG 2025	GBP	0.13
MAZAL TOV SAVINGS BONDS 11TH STERLING SERIES	1.48 – 1.62	SEP 2020 – DEC 2020	SEP 2025 – DEC 2025	GBP	0.02
SAVINGS BONDS 8TH STERLING SERIES 3 YEARS	2.27	APR 2018 – APR 2018	APR 2021 – APR 2021	GBP	0.01

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
SAVINGS BONDS 8TH STERLING SERIES 5 YEARS	2.18 – 2.46	FEB 2018 – SEP 2018	FEB 2023 – SEP 2023	GBP	0.08
SAVINGS BONDS 9TH STERLING SERIES 3 YEARS	1.91	JUN 2019 – JUN 2019	JUN 2022 – JUN 2022	GBP	0.01
SAVINGS BONDS 9TH STERLING SERIES 5 YEARS	2.07 – 2.41	NOV 2018 – JAN 2019	NOV 2023 – JAN 2024	GBP	0.13
SAVINGS BONDS 10TH STERLING SERIES 1 YEAR	1.02 – 1.67	JAN 2020 – AUG 2020	JAN 2021 – AUG 2021	GBP	1.78
SAVINGS BONDS 10TH STERLING SERIES 2 YEARS	1.00 – 1.63	OCT 2019 – AUG 2020	OCT 2021 – AUG 2022	GBP	0.05
SAVINGS BONDS 10TH STERLING SERIES 3 YEARS	1.51 – 1.70	OCT 2019 – FEB 2020	OCT 2022 – FEB 2023	GBP	0.03
SAVINGS BONDS 10TH STERLING SERIES 5 YEARS	1.28	MAY 2020 – MAY 2020	MAY 2025 – MAY 2025	GBP	0.01
SAVINGS BONDS 11TH STERLING SERIES 1 YEARS	0.98 – 1.07	SEP 2020 – DEC 2020	SEP 2021 – DEC 2021	GBP	1.44
SAVINGS BONDS 11TH STERLING SERIES 2 YEARS	1.01 – 1.05	OCT 2020 – NOV 2020	OCT 2022 – NOV 2022	GBP	0.05
SAVINGS BONDS 11TH STERLING SERIES 3 YEARS	1.07	NOV 2020 – NOV 2020	NOV 2023 – NOV 2023	GBP	0.02
JUBILEE BONDS 9TH STERLING SERIES 2 YEARS	1.96 – 2.18	JAN 2019 – AUG 2019	JAN 2021 – AUG 2021	GBP	2.45
JUBILEE BONDS 10TH STERLING SERIES 2 YEARS	1.30 – 1.97	AUG 2019 – AUG 2020	AUG 2021 – AUG 2022	GBP	4.66
JUBILEE BONDS 11TH STERLING SERIES 2 YEARS	1.30 – 1.41	AUG 2020 – DEC 2020	AUG 2022 – DEC 2022	GBP	4.53
EURO BONDS
SAVINGS BONDS 11TH EURO SERIES 5 YEARS	1.15	SEP 2017 – SEP 2017	SEP 2022 – SEP 2022	EUR	0.01
SAVINGS BONDS 12TH EURO SERIES 3 YEARS	0.77 – 1.01	MAR 2018 – JUL 2018	MAR 2021 – JUL 2021	EUR	0.12
SAVINGS BONDS 12TH EURO SERIES 5 YEARS	1.08 – 1.48	NOV 2017 – JUL 2018	NOV 2022 – JUL 2023	EUR	1.18
SAVINGS BONDS 13TH EURO SERIES 2 YEARS	0.60 – 0.70	JAN 2019 – JUL 2019	JAN 2021 – JUL 2021	EUR	0.08
SAVINGS BONDS 13TH EURO SERIES 3 YEARS	0.51 – 0.80	NOV 2018 – AUG 2019	NOV 2021 – AUG 2022	EUR	0.15
SAVINGS BONDS 13TH EURO SERIES 5 YEARS	0.61 – 1.05	DEC 2018 – JUL 2019	DEC 2023 – JUL 2024	EUR	0.13
SAVINGS BONDS 14TH EURO SERIES 1 YEARS	0.35 – 0.63	FEB 2020 – AUG 2020	FEB 2021 – AUG 2021	EUR	5.80
SAVINGS BONDS 14TH EURO SERIES 2 YEARS	0.31 – 0.62	NOV 2019 – AUG 2020	NOV 2021 – AUG 2022	EUR	1.28
SAVINGS BONDS 14TH EURO SERIES 3 YEARS	0.33 – 0.63	SEP 2019 – JUL 2020	SEP 2022 – JUL 2023	EUR	0.24
SAVINGS BONDS 14TH EURO SERIES 5 YEARS	0.36 – 0.74	AUG 2019 – AUG 2020	AUG 2024 – AUG 2025	EUR	0.16
SAVINGS BONDS 15TH EURO SERIES 1 YEARS	0.51 – 0.53	SEP 2020 – DEC 2020	SEP 2021 – DEC 2021	EUR	1.63
SAVINGS BONDS 15TH EURO SERIES 2 YEARS	0.45 – 0.53	SEP 2020 – DEC 2020	SEP 2022 – DEC 2022	EUR	0.17
SAVINGS BONDS 15TH EURO SERIES 3 YEARS	0.53 – 0.54	SEP 2020 – SEP 2020	SEP 2023 – SEP 2023	EUR	0.13

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
SAVINGS BONDS 15TH EURO SERIES 5 YEARS	0.57 – 0.58	SEP 2020 – OCT 2020	SEP 2025 – OCT 2025	EUR	0.13
MAZAL TOV SAVINGS BONDS 6TH EURO SERIES	1.15 – 1.76	JAN 2016 – OCT 2016	JAN 2021 – OCT 2021	EUR	0.02
MAZAL TOV SAVINGS BONDS 7TH EURO SERIES	1.11 – 1.55	NOV 2016 – OCT 2017	NOV 2021 – OCT 2022	EUR	0.04
MAZAL TOV SAVINGS BONDS 8TH EURO SERIES	1.38 – 1.78	NOV 2017 – OCT 2018	NOV 2022 – OCT 2023	EUR	0.06
MAZAL TOV SAVINGS BONDS 9TH EURO SERIES	1.16 – 1.70	NOV 2018 – AUG 2019	NOV 2023 – AUG 2024	EUR	0.06
MAZAL TOV SAVINGS BONDS 10TH EURO SERIES	0.87 – 1.20	SEP 2019 – AUG 2020	SEP 2024 – 2025 AUG	EUR	0.09
MAZAL TOV SAVINGS BONDS 11TH EURO SERIES	0.90 – 1.08	SEP 2020 – DEC 2020	SEP 2025 – DEC 2025	EUR	0.03
CANADIAN ISSUES
CAN MAZAL TOV-6TH ISSUE 5 YEARS	2.21 – 3.70	JAN 2016 – MAY 2018	JAN 2021 – MAY 2023	CAD	13.90
CAN MAZAL TOV-7TH ISSUE 5 YEARS	1.82 – 3.96	JUN 2018 – DEC 2020	JUN 2023 – DEC 2025	CAD	11.44
EMITZVAH SAVING CANADIAN DOLLAR 7TH 5Y	1.87 – 3.26	JUL 2019 – DEC 2020	JUL 2024 – DEC 2025	CAD	0.03
CAN SABRA BOND-6TH ISSUE 3 YEARS	2.33 – 2.91	JAN 2018 – APR 2018	JAN 2021 – APR 2021	CAD	3.78
CAN SABRA BOND-7TH ISSUE 1 YEAR	0.47 – 1.94	JAN 2020 – DEC 2020	JAN 2021 – DEC 2021	CAD	10.31
CAN SABRA BOND-7TH ISSUE 3 YEARS	1.34 – 3.07	MAY 2018 – DEC 2020	MAY 2021 – DEC 2023	CAD	29.64
CAN JUBILEE-4TH ISSUE 10 YEARS	3.46 – 4.61	JAN 2011 – JUL 2014	JAN 2021 – JUL 2024	CAD	187.08
CAN JUBILEE-5TH ISSUE 10 YEARS	3.10 – 3.84	JUL 2014 – SEP 2015	JUL 2024 – SEP 2025	CAD	32.35
CAN JUBILEE-6TH ISSUE 3 YEARS	2.60 – 2.74	FEB 2018 – APR 2018	FEB 2021 – APR 2021	CAD	1.48
CAN JUBILEE-6TH ISSUE 5 YEARS	2.03 – 3.37	JAN 2016 – APR 2018	JAN 2021 – APR 2023	CAD	40.63
CAN JUBILEE-6TH ISSUE 10 YEARS	3.10 – 4.24	SEP 2015 – APR 2018	SEP 2025 – APR 2028	CAD	60.09
CAN JUBILEE-7TH ISSUE 2 YEARS	1.14 – 2.46	JAN 2019 – DEC 2020	JAN 2021 – DEC 2022	CAD	30.11
CAN JUBILEE-7TH ISSUE 3 YEARS.	1.30 – 3.00	MAY 2018 – DEC 2020	MAY 2021 – DEC 2023	CAD	16.08
CAN JUBILEE-7TH ISSUE 5 YEARS	1.78 – 3.47	MAY 2018 – DEC 2020	MAY 2023 – DEC 2025	CAD	53.08
CAN JUBILEE-7TH ISSUE 10 YEARS	2.48 – 4.25	MAY 2018 – DEC 2020	MAY 2028 – DEC 2030	CAD	18.63
CAN JUBILEE-7TH ISSUE 15 YEARS	2.80 – 4.45	MAY 2018 – DEC 2020	MAY 2033 – DEC 2035	CAD	6.17
CAN MACCABEE 4TH ISSUE 10 YEARS	3.40 – 4.28	SEP 2012 – JUL 2014	SEP 2022 – JUL 2024	CAD	2.52
CAN MACCABEE 5TH ISSUE 10 YEARS	2.90 – 3.65	JUL 2014 – SEP 2015	JUL 2024 – SEP 2025	CAD	1.30
CAN MACCABEE 6TH ISSUE 3 YEARS	2.01 – 2.60	JAN 2018 – APR 2018	JAN 2021 – APR 2021	CAD	0.23
CAN MACCABEE 6TH ISSUE 5 YEARS	1.88 – 3.22	JAN 2016 – APR 2018	JAN 2021 – APR 2023	CAD	4.57
CAN MACCABEE 6TH ISSUE 10 YEARS	2.95 – 4.10	SEP 2015 – APR 2018	SEP 2025 – APR 2028	CAD	3.62
CAN MACCABEE 7TH ISSUE 2 YEARS	1.00 – 2.31	JAN 2019 – DEC 2020	JAN 2021 – DEC 2022	CAD	2.87
CAN MACCABEE 7TH ISSUE 3 YEARS	1.15 – 2.84	MAY 2018 – DEC 2020	MAY 2021 – DEC 2023	CAD	1.27
CAN MACCABEE 7TH ISSUE 5 YEARS	1.63 – 3.32	MAY 2018 – DEC 2020	MAY 2023 – DEC 2025	CAD	3.78
CAN MACCABEE 7TH ISSUE 10 YEARS	2.33 – 4.10	MAY 2018 – DEC 2020	MAY 2028 – DEC 2030	CAD	1.57
CAN MACCABEE 7TH ISSUE 15 YEARS	2.67 – 4.30	JUN 2018 – DEC 2020	JUN 2033 – DEC 2035	CAD	0.64
CAN INSTITUTIONAL JUBILEE 6TH ISSUE 5 YEARS	2.74 – 3.22	FEB 2019 – AUG 2019	FEB 2024 – AUG 2024	CAD	10.00
CAN INSTITUTIONAL JUBILEE 7TH ISSUE 5 YEARS	1.96 – 2.95	JUL 2019 – JUL 2020	JUL 2024 – JUL 2025	CAD	18.10

(A)
The LIBOR Rate is for six-month period rounded upwards to the next 1/16%

(B)
The EURIBOR Rate is six months period rounded upwards to the next 2ND decimal.

Tradable Local Currency Direct Debt of the Government of Israel
Serial No.	Serial Name	Interest Rate(1)	Issue Date DD/MM/YYYY	Maturity DD/MM/YYYY	Outstanding Amount on December 31, 2020 (In Millions of NIS)(2)
	Floating Rate Loans
	Israel Government FRN
1166552		0	08/06/2020	29/11/2030	9,954.3
1127646		0	04/02/2013	30/11/2021	14,018.6
1141795		0	11/09/2017	31/05/2026	20,122.3
	Fixed Rate Loans
	Israel Government Fixed

1138130		1	04/04/2016	30/04/2021	10,987.6
1099456		6.25	11/06/2006	30/10/2026	16,544.7
1123272		5.5	04/04/2011	31/01/2022	17,721.5
1126747		4.25	06/08/2012	31/03/2023	18,395.0
1139344		2	07/11/2016	31/03/2027	18,723.4
1150879		2.25	02/07/2018	28/09/2028	17,720.6
1125400		5.5	09/01/2012	31/01/2042	19,453.6
1130848		3.75	06/01/2014	31/03/2024	20,957.2
1135557		1.75	05/05/2015	31/08/2025	19,506.4
1155068		1.5	08/10/2018	30/11/2023	16,817.1
1142223		0.5	06/11/2017	31/01/2021	4,098.7
1140193		3.75	06/03/2017	31/03/2047	20,961.2
1141225		1.25	10/07/2017	30/11/2022	15,254.6
1158104		0.75	03/06/2019	31/07/2022	15,470.2
1160985		1.00	04/11/2019	31/03/2030	16,473.1
1162668		0.5	03/02/2020	30/04/2025	14,968.2
1166180		1.5	11/05/2020	31/05/2037	11,859.7
1167105		0.15	06/07/2020	31/07/2023	10,584.1
	Israel Government T-Bills
1165877		0	20/04/2020	28/02/2021	5,486.8
1167113		0	13/07/2020	31/05/2021	7,208.1
1168939		0	19/10/2020	31/08/2021	6,764.4
	CPI-linked Loans
9590332	Galil	CPI+4.00	19/08/2001	30/07/2021	20,297.2
9590431		CPI+4.00	23/08/2004	31/07/2024	15,668.4
1097708	Israel Government CPI	CPI+4.00	26/06/2006	30/05/2036	19,694.4
1120583		CPI+2.75	06/09/2010	30/08/2041	19,208.2
1124056		CPI+2.75	04/07/2011	30/09/2022	18,139.2
1128081		CPI+1.75	02/04/2013	29/09/2023	17,943.3
1134865		CPI+1.00	02/03/2015	31/05/2045	17,864.9
1135912		CPI+0.75	06/07/2025	31/10/2025	21,990.6
1140847		CPI+0.75	08/05/2017	31/05/2027	19,612.3
1157023		CPI+0.5	04/03/2019	31/05/2029	18,519.2
1168301		CPI+0.5	07/09/2020	30/11/2051	3,247.3
1169564		CPI+0.1	09/11/2020	31/07/2026	2,428.6

(1)
The Annual interest rate for the Israel Government FRN debt equals yield to maturity of Central Bank Bills (Makam) with 12 months maturity.

(2)
Data excludes accrued interest on debt outstanding but includes CPI adjustments, if any.

Source:   Ministry of Finance.
Non-Tradable Local Currency Direct Debt of the Government of Israel
Series Name	Interest Rate	Issue Date	Date of Maturity	Outstanding Amount on December 31, 2020 (In Millions of NIS)(1)
CPI-Linked Loans
Hetz	CPI+4% − 6.2%	1967 − 2020	2021 − 2045	54,439.8
Meron	CPI+5.5%	1987 − 2003	2021 − 2023	5,189.2
Arad	CPI+4.8%	1995 − 2020	2021 − 2035	201,927.1

(1)
Data excludes accrued interest on debt outstanding but includes CPI adjustments, if any.

Source:   Ministry of Finance.
Various Loans of the Government of Israel
Name	Interest Rate	Issue Date	Date of Maturity	Outstanding Amount on December 31, 2020 (In Millions of NIS)(3)
Emissions and Funds(1)	2% − 6%	1984 − 2004	(2)	6,996.2
Compulsory Bonds	N/A	N/A	N/A	N/A

(1)
Emissions and Funds primarily includes deposits at the Accountant General’s Office made by financial institutions and other entities.

(2)
Most of these amounts were deposited for 17 years and are re-financed. Some of the depositing entities are able to withdraw their funds at any time and some of the deposits have an established maturity date (“Emissions”).

(3)
Data excludes accrued interest on debt outstanding.

Source:   Ministry of Finance.
Balance of the Government’s Floating Rate Debt by Currency
(As of December 31, 2020)
Total (In Millions)(1)
United States Dollars (USD)	489.04
Euro (EUR)	8.28
New Israeli Shekel (NIS)	44,095.3

(1)
Data excludes accrued interest on debt outstanding.

Source:   Ministry of Finance.